PROSPECTUS

Filed Pursuant to Rule 424(b)(4)

Registration No. 333-109009

4,334,000 Shares

Common Stock

We are selling 2,666,667 shares of our common stock. The selling stockholders are offering 1,667,333 shares of common stock. This is the initial public offering of shares of our common stock. Prior to this offering, there has been no public market for the common stock of Provide Commerce. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “PRVD.”

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$15.00	$65,010,000

Underwriting discounts and commissions	$1.05	$4,550,700

Proceeds, before expenses, to us	$13.95	$37,200,005

Proceeds, before expenses, to selling stockholders	$13.95	$23,259,295

The underwriters may also purchase up to 650,100 shares of our common stock from the selling stockholders at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any. We will not receive any of the proceeds of the sale of shares by the selling stockholders.

SG Cowen

Roth Capital Partners

Morgan Keegan & Company, Inc.

December 17, 2003

provide-commerce™

Traditional Supply Chain
SUPPLIER
IMPORTER/DISTRIBUTOR
WHOLESALER
RETAILERS
CONSUMER
provide-commerce.
SUPPLIER
provide-commerce.
MARKETPLACE
CONSUMER

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common shares. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and consolidated financial statements and related notes included in this prospectus.

The Company

We operate an e-commerce marketplace of websites for perishable goods that consistently delivers fresh, high-quality products direct from the supplier to the customer at competitive prices. We combine an online storefront, proprietary supply chain management technology, established supplier relationships and an integrated logistical relationship with Federal Express Corporation to create a market platform that bypasses traditional supply chains of wholesalers, distributors and retailers. The benefits to our customers include freshness, quality, price and selection, all with a guaranteed delivery date. The benefits to our suppliers include enhanced margins, broader customer reach and better inventory management. We believe our business model is highly scalable with low capital investment requirements and minimal inventory carrying costs.

Our marketplace is a collection of our own branded websites and websites that we operate for other retailers, each offering high-quality perishable products shipped directly from the supplier to the customer. By using our market platform to eliminate multiple intermediaries from the traditional product supply chain, we are able to purchase products directly from suppliers at lower prices and reduce or eliminate many of the typical costs associated with traditional retail businesses, including inventory, capital expenditures, labor and administrative expenses. We believe this allows us to achieve higher operating margins than many of our competitors. We have designed our technology infrastructure to be highly scalable and adaptable to different categories of time-sensitive shipments, including perishable products.

We initially launched our marketplace in 1998 to sell and deliver flowers, one of the most difficult perishable products to ship, under our Proflowers brand at www.proflowers.com. Our flowers are generally seven or more days fresher than flowers delivered via the traditional floral supply chain. We guarantee that our flowers will reach their destination on the requested delivery date. We believe our global network of growers, proprietary technology and integrated relationship with Federal Express Corporation, or FedEx, provide us with competitive advantages in the online floral market. Our price points start at $29.99, and in most instances are significantly lower than other online floral merchants for comparable items, yet we believe we offer a higher quality and fresher product at higher margins.

We derive our revenues primarily from the sale of flowers on our proflowers.com website. For the three months ended September 30, 2003, we reported net sales of $13.0 million, an increase of 38.7% from the three months ended September 30, 2002, and a net loss of ($737,000) as compared to ($2.3 million) in the same quarter of the prior year. For the fiscal year ended June 30, 2003, we reported net sales of $88.7 million, an increase of 26.2% from the prior year, and net income of $4.3 million. Since our inception, we have incurred significant losses. As of September 30, 2003, we have an accumulated deficit of $51.2 million. Our database of customers has grown from approximately 69,000 as of June 30, 1999 to approximately 2.2 million as of September 30, 2003. In the three months ended September 30, 2003, 62.5% of our total orders placed came from repeat customers. In the fiscal year ended June 30, 2003, 53.1% of our total orders placed came from repeat customers.

We have designed our e-commerce marketplace specifically around the way consumers shop for time-sensitive and perishable products. Our branded websites are designed to streamline the order process by minimizing the time and number of web pages a customer views when searching for or placing an order. In contrast to many other e-commerce shopping experiences, our order process begins with the selection of a specific delivery time window. Our marketplace automatically considers supplier inventory levels before displaying any product or shipping date to prevent “out of stock” or back-order scenarios and to allow us to provide our customers with greater assurance that the package will arrive for the intended occasion. Our customers receive three automatically generated confirmation emails—one each at the time of order, product shipment and package delivery.

We plan to assess and target additional categories based on our market platform’s ability to add value by streamlining the supply chain for the benefit of customers and suppliers. We have identified premium meat and fresh fruit as initial categories where we believe we can leverage our customer base, marketing and distribution relationships and infrastructure. In October 2003, we launched and are now operating Uptown Prime at www.uptownprime.com, offering premium meats, and Cherry Moon Farms at www.cherrymoonfarms.com, offering fresh premium fruits. To support the launch of additional categories, we have engineered our system to support peak loads in excess of 50 times our current average daily volumes and have managed peak shipment days of over 175,000 orders.

We believe our market platform can be tailored for use by any business desiring to offer high-quality, perishable products to its customers. To validate this belief, we have entered into multi-year agreements with two Fortune 100 retailers and a company that creates content and domestic merchandise for homemakers and other consumers to use our market platform to sell products under their brand names. Under these arrangements, we design and host a dedicated website for selling perishable goods, handling all order processing and fulfillment and providing customer service. We are not dependent on these arrangements and they represent an immaterial percentage of our net sales in fiscal 2003 and for the three months ended September 30, 2003. We are actively pursuing similar relationships with other retailers.

We have developed rigorous quality assurance procedures in our flower business which we believe we can apply to other perishable products. In the floral category, we work closely with our global network of growers and distribution facilities to ensure that our quality assurance standards are implemented throughout cultivation, harvesting, packing, inspection and transportation. In addition to systematic inspections, lab testing, training manuals and on-site quality assurance personnel, our quality initiatives rely on detailed product tracking that allows us to trace any issue resulting in customer dissatisfaction back to the supplier, specific product and time of shipment for correction of the cause.

Provide Commerce’s objective is to become our customers’ preferred e-commerce marketplace for the delivery of perishable products direct from the supplier. Our long-term strategy is to deploy this market platform across multiple products and brands through our own websites and websites that we design and operate for other retailers. We believe this will result in increased operating leverage by allowing us to use our common customer base, marketing and distribution relationships and infrastructure across the entire marketplace. We plan to attain this goal through the following key strategies:

•	expand the Provide Commerce marketplace by expanding the type and number of product offerings on our own websites and actively pursuing additional relationships and product offerings with other retailers;

•	increase our brand awareness through a variety of online and offline marketing and promotional programs;

•	continue to acquire and retain customers through online and offline marketing activities, ongoing modification of our website and its offerings, and continued contact with our customer base through email, direct mail and other channels;

•	continue to establish strong relationships with our existing suppliers and to add new suppliers to provide a broad selection of quality products;

•	expand distribution initiatives by continuing to work closely with FedEx and updating our systems and distribution processes; and

•	grow our relationships with retailers and other third parties who want to sell perishable products online.

Jared Schutz Polis, Dr. Stephen Schutz and Jordanna Schutz and persons affiliated with each of them will hold approximately 42.7% of our outstanding stock upon the closing of this offering, assuming exercise of the underwriters’ over-allotment option in full and the sale by Mr. Polis and persons affiliated with him of 2,070,144 shares in this offering. Mr. Polis, Dr. Schutz and Ms. Schutz and these affiliated persons will have the ability to exert significant influence over our management and to determine the outcome of all matters submitted to our stockholders for approval.

Company Information

Our business was incorporated in Delaware in February 1998 as ProFlowers, Inc. We changed our name to Provide Commerce, Inc. in September 2003. Our principal executive offices are located at 5005 Wateridge Vista Drive, San Diego, California 92121. Our telephone number is (858) 638-4900. Our corporate website is located at www.providecommerce.com. Our branded flower website is located at www.proflowers.com and our additional branded websites are located at www.uptownprime.com and www.cherrymoonfarms.com. The information contained on our branded websites is not part of this prospectus.

The Offering

Common stock we are offering	2,666,667 shares

Common stock the selling stockholders are offering	1,667,333 shares or 2,317,433 shares if the underwriters exercise their over-allotment option in full.

Common stock to be outstanding after the offering	11,360,834 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We currently anticipate spending a portion of the net proceeds on sales and marketing activities and promotion of existing and future product categories. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisition or investment. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	PRVD

Dividend policy	We do not intend to pay dividends on our common stock in the foreseeable future. See “Dividend Policy.”

The number of shares of common stock to be outstanding after this offering is based on 8,694,167 shares of common stock issued and outstanding as of September 30, 2003. Except where we state otherwise, the common stock information we present in this prospectus:

•	is based on shares outstanding, and excludes, as of September 30, 2003:

•	974,537 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.27 per share;

•	1,997,759 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.79 per share;

•	1,083,854 shares of common stock available for future issuance under our existing equity incentive plans, from which options to purchase up to 186,440 shares of common stock at a weighted average exercise price of $15.00 per share have been granted for the period from October 1, 2003 to December 16, 2003; and

•	an additional 3,200,000 shares available for future issuance under our equity incentive and employee stock purchase plans to be adopted in connection with this offering;

•	assumes no exercise of stock options or warrants after September 30, 2003;

•	assumes no exercise of the underwriters’ over-allotment option;

•	gives effect to the conversion or reclassification of our outstanding preferred stock into our common stock at or before the closing of this offering;

•	assumes filing of an amendment to our certificate of incorporation effected in December 2003 and subsequent adoption of our amended and restated certificate of incorporation and restated bylaws at the closing of this offering; and

•	assumes completion of a 1-for-3.037716 reverse split of our common stock effected in December 2003.

Provide Commerce™, Proflowers®, Uptown Prime™, Cherry Moon Farms™ and Freshness Factor® are trademarks of Provide Commerce, Inc. We have trademark rights in these marks in the U.S. and have registrations issued and pending in the U.S. We also have registrations issued or pending for the trademark Proflowers® in Australia, Brazil, Canada, the European Union, Japan, Mexico, New Zealand and Switzerland. This prospectus also refers to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective holders.

This prospectus contains market data and industry forecasts that were obtained from independent industry and government publications.

Summary Consolidated Financial Data

(in thousands, except share and per share data)

The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2001	2002	2003	2002	2003
				(unaudited)
Consolidated Statement of Operations Data:
Net sales	$45,730	$70,245	$88,684	$9,336	$12,950
Cost of sales	27,095	40,328	49,996	5,618	7,335

Gross profit	18,635	29,917	38,688	3,718	5,615
Operating expenses:
Selling and marketing	14,676	15,060	18,673	2,348	2,785
General and administrative	7,094	9,719	11,187	2,371	2,579
Information technology systems	4,016	3,963	3,565	1,018	812
Amortization of goodwill	6,754	—	—	—	—
Stock-based compensation	1,741	483	411	135	188

Total operating expenses	34,281	29,225	33,836	5,872	6,364

Operating income (loss) from continuing operations	(15,646)	692	4,852	(2,154)	(749)
Minority interest in loss of consolidated subsidiary	298	—	—	—	—
Other income (expense), net	267	(357)	(183)	(184)	12

Income (loss) from continuing operations before income tax	(15,081)	335	4,669	(2,338)	(737)
Provision for income taxes	—	—	337	—	—

Income (loss) from continuing operations	(15,081)	335	4,332	(2,338)	(737)
Loss from discontinued operations	(797)	(643)	—	—	—

Net income (loss)	(15,878)	(308)	4,332	(2,338)	(737)
Preferred stock dividend	—	—	—	—	(1,500)

Net income (loss) attributable to common stockholders	$(15,878)	$(308)	$4,332	$(2,338)	$(2,237)

Income (loss) per share from continuing operations:
Basic	$(2.98)	$0.06	$0.76	$(0.40)	$(0.13)
Diluted	$(2.98)	$0.03	$0.39	$(0.40)	$(0.13)
Loss per share from discontinued operations:
Basic	$(0.16)	$(0.12)	$—	$—	$—
Diluted	$(0.16)	$(0.12)	$—	$—	$—
Net income (loss) per common share:
Basic	$(3.14)	$(0.06)	$0.76	$(0.40)	$(0.39)
Diluted	$(3.14)	$(0.06)	$0.39	$(0.40)	$(0.39)
Pro forma net income per common share:
Basic (unaudited)			$0.51		$(0.26)
Diluted (unaudited)			$0.39		$(0.26)
Weighted average common shares outstanding:
Basic	5,057,787	5,248,964	5,682,518	5,846,342	5,801,412

Diluted	5,057,787	9,609,344	11,206,693	5,846,342	5,801,412

Pro forma weighted average common shares outstanding:
Basic (unaudited)			8,481,911		8,600,805

Diluted (unaudited)			11,206,693		8,600,805

	As of September 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,503	$6,503	$42,503
Working capital	847	847	36,847
Total assets	12,811	12,811	48,811
Long-term debt, less current portion	16	16	16
Total stockholders’ equity	5,085	5,085	41,085

The table above summarizes our balance sheet at September 30, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the conversion of 221,715 shares of Series A preferred stock outstanding as of the date of this prospectus into 760,384 shares of our common stock; and

•	the reclassification of 5,816,285 shares of Series B preferred stock outstanding as of the date of this prospectus into 2,104,847 shares of our common stock; and

•	on a pro forma as adjusted basis to give effect to the sale of 2,666,667 shares of common stock offered by us based on the initial offering price of $15.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In addition, there may be other risks of which we are currently unaware or that we do not currently believe are material that could become important factors that harm our business, financial condition or results of operations. In any of such cases, the trading price of our common stock could decline, and you may lose all or part of your investment. Throughout this prospectus, our fiscal years ended June 30, 2001, June 30, 2002 and June 30, 2003 may be referred to as fiscal 2001, fiscal 2002 and fiscal 2003, respectively.

Risks Related to Our Business

If our customers do not find our expanded product categories appealing or if we are unable to successfully leverage our business strategy into our new product categories, our business may suffer.

We are planning to expand our product lines into other categories of perishable goods. For example, in October 2003 we launched and are now operating Uptown Prime offering premium meats and Cherry Moon Farms offering fresh fruits. In expanding our categories, we intend to leverage our e-commerce platform, marketing and shipping relationships and customer base to develop these perishable product opportunities for us and other retailers using our platform to offer perishable products. While our market platform has been incorporated into and tested in the online floral retail market, we cannot predict whether it can be successfully applied to other perishable product categories. In addition, expansion of our business strategy into new product categories will require us to incur significant marketing expenses, develop relationships with new suppliers and comply with new regulations. These requirements could strain our management, financial and operational resources. Additional challenges that may affect our ability to expand into new product categories include our ability to:

•	establish or increase awareness of our new brands and product categories;

•	acquire, attract and retain customers at a reasonable cost;

•	achieve and maintain a critical mass of customers and orders across all of our product categories;

•	maintain or improve our gross margins and fulfillment costs;

•	compete effectively in highly competitive markets for the sale of perishable goods online;

•	attract and retain suppliers to provide our expanded line of perishable products to our customers on terms that are acceptable to us; and

•	establish ourselves as an important participant in the market for perishable products, such as premium meat and fresh fruit.

We cannot be certain that we will be able to successfully address any or all of these challenges in a manner that will enable us to expand our business into new product categories in a cost-effective or timely manner. If our new product categories are not received favorably by consumers, our reputation and the value of the applicable new brand and our other brands could be damaged. The lack of market acceptance of our new product categories or our inability to generate satisfactory revenues from any expanded product categories to offset their cost could harm our business.

We have operated our flower category for approximately five years and our premium meat and fresh fruit categories for less than two months. This limited operating history makes evaluating our business and its prospects difficult.

We have a limited operating history on which an investor can evaluate our business. We were incorporated in February 1998 and officially launched our website, www.proflowers.com, in August 1998. We have generated substantially all of our revenues during the past five years from the sale of flowers. We began selling premium meat and fresh fruit in October 2003. An investor in our common stock must consider the risks, uncertainties and difficulties frequently encountered by companies in new and rapidly evolving online retail markets such as these we have targeted. If we do not successfully manage these risks or successfully execute our business strategy, our business, results of operations and financial condition will be adversely affected.

Our quarterly operating results may fluctuate significantly. You should not rely on them as an indication of our future results.

Our future revenues and results of operations may fluctuate significantly from quarter to quarter due to a combination of factors, many of which are outside of our control. The most important of these factors include:

•	seasonality;

•	the timing and effectiveness of marketing programs;

•	our ability to enter into and renew key corporate and strategic partnerships;

•	our ability to enter into or renew key marketing arrangements;

•	our ability to compete with traditional and Internet retailers;

•	the ability of us and our competitors to deliver high-quality perishable products to customers in a timely manner;

•	the condition of the retail economy; and

•	the timing and effectiveness of capital expenditures.

We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall resulting from any of these or other factors. If we have a shortfall in revenue in relation to our expenses, our operating results will suffer. Our operating results for any particular period may not be indicative of future operating results. You should not rely on quarter-to-quarter comparisons of results of operations as an indication of our future performance. In future periods, it is possible that our results of operations may be below the expectations of public market analysts and investors. This could cause the trading price of our common stock to fall.

We achieved annual net income for the first time during our last fiscal year, and we cannot assure you we will continue to operate profitably.

We achieved annual net income for the first time in our corporate history during our last fiscal year. We may not be able to continue to achieve positive net income in our current or future fiscal years, especially as we introduce new product categories. We expect our operating expenses to increase in the future, as we, among other things:

•	expand into new product categories and accessories for our existing product lines;

•	continue with our marketing efforts to build our brand names;

•	expand our customer base;

•	establish research and development efforts to advance our proprietary supply chain technology and develop new technology;

•	upgrade our operational and financial systems, procedures and controls;

•	assume the responsibilities of being a public company; and

•	retain existing personnel and hire additional personnel.

After investment in items including those described above, we expect to maintain profitability for fiscal 2004, although no assurances can be made that we will be profitable. In order to maintain profitability as we expand into new product categories, we will need to generate revenues exceeding historical levels and/or reduce relative operating expenditures. We do not have experience offering product categories other than flowers. We may not be able to generate the required revenues from flowers and other perishable products or reduce operating expenses sufficiently to sustain or increase operating profitability. If we have a shortfall in revenue without a corresponding reduction to our expenses, our operating results may suffer. It is possible that results of operations may be below the expectations of public market analysts and investors, which could cause the trading price of our common stock to fall.

Utilization of our deferred tax assets is dependent on future taxable income.

We have a federal tax net operating loss carryforward at September 30, 2003 of approximately $36 million, which represents a substantial amount of the deferred tax assets. In calculating our tax provision, and assessing the likelihood that we will be able to utilize the deferred tax assets, we have considered and weighed all of the evidence, both positive and negative, and both objective and subjective. We have factored in the inherent risk of forecasting revenue and expenses over an extended period of time. We have also considered the potential risks associated with our business, as outlined in other risk factors in this prospectus, and have taken into account material permanent differences in the treatment of revenue and expenses for purposes of financial reporting and tax accounting, such as the treatment of stock options, limitation on meals and entertainment and stock based compensation.

Based on current information, the available objective negative evidence, particularly the fact that we were in a cumulative loss position for the past three fiscal years, creates uncertainty regarding the ability to realize our deferred tax assets, which is not overcome by the subjective positive evidence of our future forecasted profitability. This information includes our history of cumulative losses, the fact that the market in which we operate is intensely competitive, the lack of carryback capacity to realize our deferred tax assets and the uncertainty regarding market acceptance of our new and existing product categories. Because of our history of losses, we were not able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that we would be able to utilize the deferred tax assets by generating taxable income during the carryforward period. Therefore, as of September 30, 2003, we have recorded a full valuation allowance on our net deferred tax assets.

We will continue to evaluate our ability to realize the deferred tax assets. As we generate taxable income for book purposes, we will realize the benefit of the deferred tax assets to offset the tax expense associated with pre-tax income, resulting in a reduced net tax expense for the period and greater net income than would normally be expected. In addition, when we determine, based on the information existing in the future, including the assessment of both positive and negative evidence, which takes into consideration our forecasted book and tax income, that it is more likely than not that we will realize the deferred tax assets, we will reduce or eliminate the valuation allowance on the deferred tax assets. Upon reversing the valuation allowance and recognizing the deferred tax assets, we will recognize a tax benefit. The favorable impact of the tax benefit may distort the trends in our operating results and would impact the comparability of our results of operations with other periods. This may make our financial results appear favorably when compared to companies with similar results of operations that do not provide a valuation allowance on their net deferred tax assets.

We depend on a single third-party carrier, and the failure of this carrier to deliver our product offerings in a timely or accurate manner could harm our business.

We currently rely exclusively on a single third-party carrier, FedEx, for shipments of our products to customers. We are therefore subject to the risks, including capacity and volume constraints, security concerns, employee strikes or other labor stoppages, inclement weather, equipment failures or other delays and fluctuations in fuel costs, associated with FedEx’s ability to provide timely and cost-effective order fulfillment and delivery services to meet our distribution and shipping needs. Under our contract with FedEx, we have agreed to waive specified refunds and guarantees for service failures and for commitment times during our seasonal peak periods in exchange for favorable pricing on our shipments with FedEx. Failure to deliver products to our customers in a timely and accurate manner would harm our reputation, our brands and our results of operations.

Our contract with FedEx provides us with negotiated shipment rates for all FedEx services other than FedEx Ground, FedEx First Overnight and FedEx’s freight services. Our contract with FedEx provides for annual renewal and annual pricing adjustments, based upon FedEx’s guideline rates, and permits either FedEx or us to terminate the agreement upon 60 days prior notice. We re-negotiate various provisions of our agreement with FedEx on an annual basis. If in the future we fail to negotiate rates or other terms as favorable to us as the existing terms of our agreement, such failure will adversely affect our business and results of operations. In addition, if for any reason FedEx is unable or unwilling to deliver products to our customers in a timely manner or on acceptable terms, we may not be able to secure alternative shipping partners on acceptable terms in a timely manner, or at all.

We depend on three suppliers for almost 50% of our flower products, and the loss of any of these suppliers could harm our business.

We depended upon three suppliers for 48.3% of our flower products for the three months ended September 30, 2003 and 45.4% of our flower products in fiscal 2003. If any one of these three flower suppliers were to become unable or unwilling to continue to supply flowers to our customers, our business could be harmed. Our arrangements with our flower suppliers for order fulfillment may be discontinued by the suppliers at any time. If a flower supplier discontinues its relationship with us, we will be required to obtain a suitable replacement, which may cause delays in delivery or a decline in product quality, leading to customer dissatisfaction and loss of customers. We expect to encounter similar risks as we develop our premium meat and fruit and other perishable product supplier relationships.

If our marketing efforts are not effective, our brands may not achieve the broad recognition necessary to succeed.

We believe that broader recognition and a favorable consumer perception of our brands, including our Provide Commerce, Proflowers, Uptown Prime and Cherry Moon Farms brands, are essential to our future success. Accordingly, we intend to pursue an aggressive brand-enhancement strategy through a variety of online and offline marketing and promotional techniques, involving the Internet, print, radio, email, direct mail, public relations and television. These initiatives will involve significant expense. If our brand enhancement strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase future revenues. Successful positioning of the Provide Commerce, Proflowers, Uptown Prime and Cherry Moon Farms brands will largely depend on:

•	the success of our advertising and promotional efforts;

•	our ability to provide a consistent, high-quality customer experience; and

•	our ability to continue to provide high-quality products to our customers in a timely manner.

Due to the recent change in our corporate name and expansion of our product categories, our Proflowers brand is our only brand that has received broader recognition by customers who associate it with our www.proflowers.com website and the sale of flowers and floral products. To increase awareness of our new corporate name and brands and our other proposed brands and product offerings, we will need to continue to spend significant amounts on advertising and promotions. These expenditures may not result in a sufficient increase in revenues to cover such advertising and promotional expenses. In addition, even if brand recognition increases, the number of new customers or the number of transactions on our branded websites may not increase. Also, even if the number of new customers increases, those customers may not purchase products through our branded websites on a regular basis.

We have historically experienced seasonality in our business, which we expect to continue and which could cause our operating results to fluctuate.

We have historically experienced seasonality in our Proflowers business due to the nature of our products, and we expect this seasonality to continue. Our revenues and earnings are generally lowest in the third calendar quarter, our first fiscal quarter. Sales of our products are highly concentrated in the first calendar quarter, due to Valentine’s Day, the second calendar quarter, due to Mother’s Day and Easter, and the fourth calendar quarter, due to the Thanksgiving and end-of-year holidays. In anticipation of increased sales activity during these periods, we hire a significant number of temporary employees to supplement our permanent staff. We also increase our inventory levels at our distribution facilities. If revenues during these periods do not meet our expectations, we may not generate sufficient revenues to offset these increased costs and our operating results may suffer.

The launch of our new branded websites targeting premium meat and fresh fruit makes it difficult for us to assess the impact of seasonal factors on our business in the future. We expect that our new product categories will also be subject to seasonal fluctuations, reflecting a combination of seasonality trends for the products and services offered by our new branded websites and seasonality patterns affecting Internet use generally. For example, demand for our current and new product offerings is likely to increase during holiday periods, such as Father’s Day and Christmas, while Internet use in general may decline during the summer months. Our results may also be affected by seasonal fluctuations in the products made available to us for sale by participating suppliers. Cyclical variations for new products we plan to offer may either smooth or increase our existing seasonality. Unanticipated fluctuations in seasonality could adversely affect our operating results and cause us to miss our internal and third-party earnings projections, which could cause our stock price to decline.

We face intense competition from both traditional and online retail companies with greater brand recognition and resources, which may adversely affect our business.

The e-commerce market segments in which we currently compete are intensely competitive, and we have many competitors in different industries. The products we offer can be purchased at supermarkets and warehouse stores as well as specialty markets. Our floral competitors include traditional florists, catalog and online floral providers and floral wire services such as FTD, 1-800-FLOWERS and Teleflora. In the premium meat category, we believe our competitors include specialty butchers, mail order companies and other online premium meat providers, such as Omaha Steaks Company. We believe competitors in the fresh fruit category include local farmers’ markets and specialty catalog companies, such as Harry & David. Additionally, we compete with specialty food companies and general gift companies.

Competition in the e-commerce channel may intensify, especially as we expand into product categories in addition to flowers. The nature of the Internet as an electronic marketplace facilitates competitive entry and comparison shopping and renders it inherently more competitive than conventional retailing formats. This increased competition may reduce our ability to expand our business, and thus reduce our sales and operating profits, or both.

Many of our current and potential competitors enjoy substantial competitive advantages, including:

•	greater name recognition;

•	a longer operating history;

•	a more extensive customer base;

•	broader product and service offerings; and

•	greater resources for competitive activities, such as sales and marketing, research and development, strategic acquisitions, alliances and joint ventures.

As a result, these current and potential competitors may be able to secure merchandise from suppliers on more favorable terms, and may be able to adopt more aggressive pricing policies. Other companies in the retail and e-commerce service industries may enter into business combinations or alliances that strengthen their competitive positions. These business combinations or alliances might prevent them from also entering into relationships with us or prevent us from taking advantage of such combinations or alliances. They also may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Intense competition may lead to:

•	price reductions, decreased revenues and lower profit margins;

•	loss of market share; or

•	increased marketing expenditures.

Failure to provide our customers with high-quality products and customer service may harm our brand and cause our revenues to decline.

We believe that our success in promoting and enhancing our brands will depend on our success in providing our customers high-quality products and a high level of customer service. Product orders placed by our customers are fulfilled by our third-party suppliers. We work with our suppliers to develop best practices for quality assurance; however, we do not directly or constantly control any of our suppliers. If our suppliers do not fulfill orders to our customers’ satisfaction, our customers may not shop with us again. In addition, because we do not have constant, direct control over these third-party suppliers, interruptions or delays in the products they supply may be difficult to remedy in a timely fashion. If any of our suppliers is incapable of or unwilling to fulfill our product orders, we will attempt to ship the products from another source to guarantee right-day delivery; however, we may not be able to ship the products from an alternate source in a timely manner or at all. Furthermore, we depend on our customer service department to respond to our customers should they have questions or problems with their orders. During peak periods, we also rely on temporary employees and outsourced staff to respond to customer inquiries. Temporary employees and outsourced staff may not have the same level of commitment to our customers as our full-time employees. If our customers are dissatisfied with the quality of the products or the customer service they receive, or if we are unable to deliver products to our customers in a timely manner or at all, our customers may stop purchasing products in the related category from us. Also, they may choose not to purchase products from another of our product categories, which could adversely affect our business and results of operations.

We are dependent on our strategic relationships to help promote our branded websites and expand our product offerings; if we fail to maintain or enhance these relationships, our development could be hindered.

We believe that our strategic relationships with leading Internet portal companies, other online retailers, radio advertisers and direct marketers are critical to attract customers, facilitate broad market acceptance of our products and brands and enhance our sales and marketing capabilities. For example, 29.1% of our total customer orders placed in fiscal 2003 were generated from customers who linked to our website from websites operated by other retailers or Internet portal companies with whom we have a strategic relationship. A failure to maintain existing and to establish additional strategic online relationships that generate a significant amount of traffic from other websites could limit the growth of our business. Establishing and maintaining relationships with leading Internet portal companies, other online retailers, radio advertisers and direct marketers is competitive and expensive. We may not successfully enter into additional relationships or renew existing ones beyond their current terms. We may also be required to pay significant fees to maintain and expand existing relationships. Further, many Internet portal companies, other online retailers, radio advertisers and direct marketers that we may approach to establish an advertising presence or with whom we already have an existing relationship may also provide advertising services for our competitors. As a result, these companies may be reluctant to enter into, maintain or expand a relationship with us. Our revenues may suffer if we fail to enter into new relationships or maintain or expand existing relationships, or if these relationships do not result in traffic sufficient to justify their costs.

In addition, we are subject to many risks beyond our control that influence the success or failure of our strategic partners. For example, traffic to our branded websites could decrease if the traffic to the website of an Internet portal company on which we advertise decreases. Our business could be harmed if any of our strategic partners experience financial or operational difficulties or if they experience other corporate developments that adversely affect their performance under our agreements.

We are dependent on other retailers using our marketplace to sell perishable products to their customers. Any failure by us to recruit additional retailers to use our marketplace, or any loss of our current users, could harm our business.

We intend to grow a portion of our business and product categories through relationships with other branded retailers and direct marketers that use our platform to sell under their brands. We currently have arrangements with Martha Stewart Living Omnimedia, Albertson’s, Inc. and another Fortune 100 retailer. Under our agreement with Martha Stewart Living Omnimedia, we use our platform to operate the floral website of Martha Stewart Living Omnimedia. Our agreement with Martha Stewart Living Omnimedia may be terminated by either party upon 120 days prior notice. Under our agreement with Albertson’s, we provide our market platform and products for Albertson’s online floral business. Our agreement with Albertson’s is for a three-year term, automatically renewable for additional one-year periods, unless prior notice is given. Our agreement with Albertson’s may be terminated by either party for specified reasons, including bankruptcy or cessation of business by the other party. It may also be terminated by the non-breaching party 60 days after notification of an uncured breach of the agreement. While we are not dependent on these agreements and while these agreements represent an immaterial percentage of our net sales in fiscal 2003 and for the three months ended September 30, 2003, any termination of these agreements, or failure to enter into similar agreements, could adversely affect this aspect of our business model.

If the supply of flowers or any other perishable product we offer for sale becomes limited, the price of these products could rise or these products may be unavailable and our revenues and gross margins could decline.

Many factors, such as weather conditions, agricultural limitations and restrictions relating to the management of pests and disease, affect the supply of flowers and the price of our floral products. If the supply of flowers available for sale is limited, prices for flowers could rise, which could cause customer demand for our floral products to be reduced and our revenues and gross margins to decline. Alternatively, we may not be able to obtain high-quality flowers in an amount sufficient to meet customer demand. Even if available, flowers from alternate sources may be of lesser quality and/or may be more expensive than those currently offered by us. We expect that we will encounter similar risks with premium meat, fresh fruit and other perishable products as we expand our e-commerce platform into these product categories.

In fiscal 2003, 54.0% of the flowers we sold were grown by farmers located abroad, primarily in Colombia, Ecuador and Holland, and we expect that this will continue in the future. We also may purchase premium meat, fresh fruit and other perishable products from suppliers in foreign countries. The availability and price of these products could be affected by a number of other factors affecting foreign suppliers, including:

•	import duties and quotas;

•	time-consuming import regulations or controls at airports;

•	changes in trading status;

•	economic uncertainties and currency fluctuations;

•	foreign government regulations with respect to diseases such as mad cow;

•	political unrest;

•	governmental bans or quarantines; or

•	trade restrictions, including U.S. retaliation against foreign trade practices.

If the number of customers using our satisfaction guarantee increases, our net income could decrease.

We guarantee that all of our flowers will last at least seven days and our plants at least 14 days. We offer our customers a 100% satisfaction guarantee on our floral, meat and fruit products during the relevant periods. We expect to offer a similar 100% satisfaction guarantee on our other products. If customers are not satisfied with the products they receive, we either send them another product or issue a refund. If a significant number of customers request replacement products or refunds, our net income could decrease and our reputation as a provider of high-quality products could be harmed.

System interruptions, natural disasters and other unexpected problems could prevent us from fulfilling orders for our customers.

Our computer and telecommunications systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, failure in the Internet backbone service providers or Internet service providers, earthquakes, acts of war or terrorism, acts of God, human error, computer viruses, physical or electronic break-ins and similar events. Any of these events could lead to system interruptions, delays and loss of critical data, and make our websites or toll-free customer service centers inaccessible to our customers or prevent us from efficiently fulfilling orders or providing services to other retailers who rely on our market platform to assist them in operating their online businesses. For instance, during the third quarter of fiscal 2003, we experienced a redundant router failure at our hosting provider that caused a 15 minute website outage. This effect would be magnified if interruptions were to occur during one of our peak selling periods, such as Valentine’s Day or Mother’s Day. We do not have fully redundant systems in different geographical areas or a formally tested disaster recovery plan. Our business interruption insurance may be inadequate to compensate for all losses that may occur.

Despite any precautions we may take, the occurrence of a natural disaster, the closure of a hosting facility we are using without adequate notice for financial reasons or other unanticipated problems could result in lengthy interruptions in our services. In addition, the failure by our hosting facilities to provide our required data communications capacity could result in interruptions in our service. Any slowdown, damage to or failure of our systems could result in interruptions in our service. We cannot assure you that we will adequately, and in a timely manner, implement systems to improve the speed, security and availability of our Internet and telecommunications systems. Frequent or long service delays or interruptions in our service or disruptions during a peak holiday season will reduce our revenues and profits, and our reputation and future revenues and profits will be harmed if our customers believe that our system is unreliable.

We may not be able to increase capacity or introduce enhancements to our branded websites in a timely manner or without service interruptions.

A key element of our strategy is to generate a high volume of traffic on our branded websites. As traffic on our branded websites grows, we may not be able to accommodate all of the growth in user demand on our branded websites and in our toll-free customer service center. Our inability to add additional hardware and software to upgrade our existing technology or network infrastructure to accommodate in a timely manner increased traffic on our branded websites, in our toll-free customer service centers and increased sales volume, may cause decreased levels of customer service and satisfaction. Failure to implement new systems effectively or within a reasonable period of time could adversely affect our business, results of operations and financial condition.

We also intend to introduce additional or enhanced features and services to retain current customers and attract new customers to our branded websites. If we introduce a feature or a service that is not favorably received, our current customers may not use our branded websites as frequently, and we may not be successful in attracting new customers. We may also experience difficulties that could delay or prevent us from introducing new services and features. Furthermore, these new services or features may contain errors that are discovered only after they are introduced. We may need to significantly modify the design of these services or features to correct errors. If customers encounter difficulty with or do not accept new services or features, our business, results of operations and financial condition could be adversely affected.

We fulfill a significant portion of our flower orders through our Miami distribution facility.

We fulfilled 31.4% of our flower orders in the three months ended September 30, 2003 and 22.8% of our flower orders in fiscal year 2003 through our Miami distribution facility. In the future, we may be unable to fulfill our customers’ orders through the Miami distribution facility in a timely manner, or at all, due to a number of factors, including:

•	a failure to maintain or renew our existing lease agreement for our Miami distribution facility;

•	a prolonged power or equipment failure;

•	an employee strike or other labor stoppage;

•	a disruption in the transportation infrastructure including bridges and roads;

•	a refrigeration failure; or

•	a fire, flood, hurricane or other disaster.

In the event that we are unable to fulfill our customers’ orders through the Miami distribution facility, we will attempt to re-ship the orders from another source to ensure timely delivery. However, we cannot guarantee that our other suppliers and distribution facilities will have the capacity or the variety of flowers to fulfill all orders from the Miami distribution facility or that we will be able to deliver the affected orders in a timely manner. In addition, if operations from our Miami distribution facility become permanently disrupted due to any of the above or other factors, we may not be able to secure a replacement distribution facility in a location on terms acceptable to us or at all. Our business and results of operations could be materially and adversely affected if we experience temporary or permanent disruptions at our Miami distribution facility.

If we fail to protect our intellectual property rights, our ability to compete could be harmed.

Protection of our intellectual property is critical to our success. Patent, trademark, copyright and trade secret laws and confidentiality and other contractual provisions afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We face numerous risks in protecting our intellectual property rights, including the following:

•	our pending patent applications, copyrights, trademarks, trade secrets and other intellectual property rights may be challenged or invalidated by our competitors;

•	we only have three U.S. patent applications pending in the United States Patent and Trademark Office and none of the patent applications have yet to issue;

•	our pending patent applications may not issue, or, if issued, may not provide meaningful protection for related products or proprietary rights;

•	in the event one or more of our pending patent applications issue into a patent, there may be prior art in existence that the United States Patent and Trademark Office has not considered which may invalidate one or more patent claims;

•	we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees, consultants or advisors;

•	the laws of foreign countries, including Australia, Brazil, Canada, the European Union, Japan, Mexico, New Zealand and Switzerland where we have issued or pending trademarks, may not protect our intellectual property rights to the same extent as the laws of the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate in foreign countries;

•	our competitors may lawfully develop proprietary software or other technology that competes with our proprietary supply chain technology; and

•	we may be unable to successfully identify or prosecute unauthorized uses of our proprietary technology.

As a result, our means of protecting our intellectual property rights and brands may not be adequate. Furthermore, despite our efforts, third parties may have violated and may in the future violate, or attempt to violate, our intellectual property rights. Infringement claims and lawsuits would likely be expensive to resolve and would require substantial management time and resources. In addition, we have not sought, and do not intend to seek, trademark, patent and other intellectual property protections in most foreign countries. In countries where we do not have such protection, businesses may use our trademarks to sell products or to develop a distribution method that incorporates our patented technology.

We may be sued by third parties for alleged infringement of their proprietary rights.

Companies that participate in the e-commerce and supply chain management industries or others may hold a large number of patents, patent applications, trademarks and copyrights. Participants in these industries are involved in litigation based on allegations of patent infringement or other violations of intellectual property rights. Intellectual property disputes frequently involve highly complex and costly technical or scientific matters, and each party generally has the right to seek a trial by jury which adds additional costs and uncertainty. Accordingly, intellectual property contests, with or without merit, could be costly and time-consuming to litigate or settle, and could divert management’s attention from executing our business plan. In addition, our distribution technology may not be able to withstand any third-party claims against its use. If we were unable to obtain any necessary license following a determination of infringement or an adverse determination in litigation or in interference or other administrative proceedings, we may need to redesign some of our distribution technology to avoid infringing a third-party’s patent and could be required to temporarily or permanently discontinue using the related aspect of our technology.

Current and future governmental and industry regulations may significantly limit our business opportunities.

New laws or regulations may be enacted with respect to the Internet or existing laws may be applied or interpreted to apply to the Internet, which may decrease the growth in the use of the Internet or our branded websites. As use of the Internet continues to evolve, we expect that there will be an increasing number of laws and regulations pertaining to the Internet in the U.S. and throughout the world. These laws and regulations may relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services sold over the Internet. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. Further, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the U.S. and abroad. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers. The adoption of or modification of laws applicable to the Internet could affect our ability to market our products, decrease the demand for our products, increase our costs or otherwise adversely affect our business.

We are affected by regulations applicable to the importation of flowers and the sale and handling of food items.

Our importation of certain flower offerings and our sale and handling of premium meat and fresh fruit offerings subject us to various federal, state and local government regulations, including regulations imposed by the United States Food & Drug Administration, or FDA, the United States Department of Labor, Occupational Safety and Health Administration, or OSHA, the United States Department of Agriculture, or USDA, and Animal and Plant Health Inspection Service, or APHIS. We have designed our importation procedures and our food handling operations to comply with such regulations. However, the FDA, OSHA, USDA, APHIS or another federal, state or local food regulatory authority may require changes to our importation procedures and food sales and handling operations. We may not be able to make the requested governmental changes or obtain any required permits, licenses or approvals in a timely manner, or at all. Failure to make requested changes or to obtain or maintain a required permit, license or approval could cause us to incur substantial compliance costs and delay the availability of, or cancel, certain product offerings. In addition, any inquiry or investigation from a regulatory authority could have a negative impact on our reputation. Any of these events would harm our business and adversely affect our results of operations.

Various legal rules and regulations related to the collection, dissemination and security of personal information may affect our ability to solicit our customers and potential customers with emails or telephone calls and to collect or disseminate personal data about our customers.

A growing body of laws designed to protect the privacy of personally identifiable information as well as to protect against its misuse may adversely affect the growth of our business and our marketing efforts. These laws include the Federal Trade Commission Act, the Children’s Online Privacy Protection Act and Federal Trade Commission, or FTC, regulations implementing that act, the Fair Credit Reporting Act, the Gramm Leach Bliley Act and related regulations as well as other legal provisions. The FTC has the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner, as well as companies that fail to notify parents and obtain parental consent before collecting information from children. The FTC has conducted dozens of investigations into the privacy and security practices of companies that collect information on the Internet. The evolving nature of the FTC’s and other governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect our ability to collect and disseminate or share demographic and personal information from users and our ability to email or telephone users, all of which could adversely affect our marketing efforts and business.

Our branded websites use various “cookies” without the customer’s knowledge or consent. These cookies may or may not be saved on customer’s hard drives. We use cookies for a variety of reasons, including the collection of data derived from the customer’s Internet activity. Most currently available web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. Some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies or other data collecting tools. Any reduction or limitation in the use of cookies or other data collecting tools could limit the effectiveness of our sales and marketing efforts. We could incur expenses if new regulations concerning the use of personal information are introduced or if our privacy practices are investigated.

We depend on continued use of the Internet and growth of the online perishables retail market.

Our revenues may not grow if the Internet does not continue to grow as an accepted medium for commerce in flowers and other perishable product categories. Consumer use of the Internet as a medium for commerce, and especially commerce in perishable products, is a recent phenomenon that is subject to a level of uncertainty. A number of factors may inhibit Internet usage, including:

•	inadequate network infrastructure;

•	consumer concerns for Internet privacy and security;

•	inconsistent quality of service;

•	lack of availability of cost-effective, high-speed service; and

•	consumer concerns over purchasing perishable goods over the Internet.

If use of the Internet as a medium for commerce in perishable products does not continue to grow, or grows at a slower rate than we anticipate, our sales will be lower than expected and our business will be harmed.

Our accounting and financial system is not integrated with our transaction processing system.

We use an internally developed system for substantially all aspects of transaction processing, including order management, credit card processing and shipping. Our accounting and financial system is purchased from a third-party. Because our current transaction processing system, which provides frequent operational reports, is not integrated with our accounting and financial system, we must manually input data in order to prepare information for accounting and financial reporting. This manual input of data may make it more difficult for management to obtain accurate financial statements and reporting information on a timely basis. We intend to integrate our transaction processing and accounting systems. We cannot guarantee that we will complete this integration in a fast and effective manner. Any inability to do so may have a material adverse effect on our business, financial condition and results of operations.

Online security breaches could harm our business.

The secure transmission of confidential information over the Internet is essential in maintaining consumer confidence in our branded websites. Even occasional security breaches of our system or other Internet-based systems could significantly harm our business and damage our reputation. Any penetration of our network security or other misappropriation of our customer’s personal information could subject us to potential liability. We may be subject to claims based on unauthorized purchases with credit card information, or aiding and abetting identity theft or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. We rely on licensed encryption and authentication technology to effect the secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology that we use to protect customer transaction data.

We may incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Our insurance policies’ limits may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches.

Consumer spending on flowers and other perishable products we sell or intend to sell may vary with general economic conditions in the U.S.

Negative trends in the general economy, including trends resulting from actual or threatened military action by the U.S. and threats of terrorist attacks on the U.S. and abroad, could cause a decrease in consumer spending on flowers, premium meats, fresh fruits and perishable products in general. Also, any reduction in consumer confidence or disposable income in general may affect the demand for our products. If general economic conditions do not improve or deteriorate further and our customers have less disposable income, consumers may spend less on our products and our quarterly operating results may suffer.

We have not yet implemented all of the governance and accounting practices and policies required of a publicly traded company.

In connection with her resignation from our board of directors, one of our former directors raised her concern that our company was not addressing the following matters in a manner consistent with what is expected of a publicly traded company:

•	full compliance with the spirit, as well as the technical requirements of Sarbanes-Oxley;

•	the methodology for determining executive compensation;

•	the limited information presented to the audit committee at its meeting regarding September financials;

•	the need to expand the role and oversight of the audit committee;

•	the importance of succession planning; and

•	the commitment of senior executives to the company following exercise of their options.

We have investigated these matters and have concluded that our processes for addressing them have been adequate. We are currently implementing practices and procedures designed to comply with the requirements applicable to public companies, including the requirements of the Nasdaq National Market and the Sarbanes-Oxley Act. However, there can be no assurance that these practices and procedures will be adequate. Our failure to follow these practices and procedures could adversely affect our ability to comply with standards expected of a public company.

We may not successfully address problems encountered in connection with any future acquisitions.

In December 1999, we purchased Flower Farm Direct, Inc. Subsequently, we amortized and wrote off approximately $9.0 million of goodwill related to the acquisition. We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our technical capabilities, complement our current products and services or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition, including accounting charges and transaction expenses;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted, and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders would be diluted.

We may have difficulty managing any growth that we might experience.

We expect to continue to experience growth in the scope of our operations and the number of our employees. If this growth continues, it will place a significant strain on our management team and on our operational and financial systems, procedures and controls. Our future success will depend in part on the ability of our management team to manage any growth effectively. This will require our management to:

•	maintain our cost structure at an appropriate level based on the revenues we generate;

•	manage multiple, concurrent development projects;

•	hire and train additional personnel;

•	implement and improve our operational and financial systems, procedures and controls; and

•	manage operations in multiple time zones.

Any failure to successfully manage our growth could distract management’s attention, and result in our failure to execute our business plan.

If we are required to collect sales and use taxes on the products we sell in additional jurisdictions, we may be subject to liability for past sales and our future sales may decrease.

In accordance with current industry practice and our interpretation of current law, we do not currently collect sales and use taxes or other such taxes with respect to shipments of goods into states other than California, Florida, Indiana, Mississippi, New Jersey, New York, Texas and Washington. The operation of our distribution facilities, the operations of any future distribution facilities and other aspects of our evolving business may, however, result in increased sales and use tax obligations. Some states have sought or are now seeking to impose sales or other tax collection obligations on companies that engage in electronic commerce as we do. Federal legislation limits the imposition of U.S. state and local taxes on Internet-related sales. In 1998, Congress passed the Internet Tax Freedom Act, which placed a three-year moratorium on state and local taxes on Internet access, unless such tax was already imposed prior to October 1, 1998, and on discriminatory taxes on electronic commerce. This moratorium was extended until November 1, 2003. If Congress chooses not to renew this legislation in 2003, state and local governments would be free to impose new taxes on electronically purchased goods, and we could be required to pay past and collect future sales and use taxes in states other than those in which we already collect such taxes.

We are dependent on our management team and key employees, and the loss of any of them could harm our business.

Our success depends, in part, upon the continued availability and contributions of our senior management team, particularly William Strauss, our chief executive officer, and Abraham Wynperle, our president and chief operating officer. Important factors that could cause the loss of key personnel include:

•	members of our management team may terminate their employment with us at any time;

•	we do not maintain key-man life insurance on any of our employees;

•	significant portions of the stock options held by the members of our management team are vested; and

•	many of the stock options held by our executive officers provide for accelerated vesting in the event of a sale or change of control of our company.

The loss of key personnel or an inability to attract qualified personnel in a timely manner could slow our technology and product development and harm our ability to execute our business plan.

If third parties acquire rights to use similar domain names or phone numbers or if we lose the right to use our domain names or phone numbers, our brands may be damaged and we may lose sales.

Our Internet domain names are an important aspect of our brand recognition. We cannot practically acquire rights to all domain names similar to www.providecommerce.com, www.proflowers.com, www.uptownprime.com or www.cherrymoonfarms.com. If third parties obtain rights to similar domain names, these third parties may confuse our customers and cause our customers to inadvertently place orders with these third parties, which would result in lost sales for us and could damage our brand.

The phone number that spells 1-888-FRESHEST is also important to our brand and business. While we have obtained the right to use the phone numbers 1-888-FRESHEST, 1-877-FRESHEST and 1-800-PROFLOW, as well as common toll-free “FRESHEST” and “PROFLOW” misdials, we may not be able to obtain rights to use the FRESHEST and PROFLOW phone numbers as new toll-free prefixes are issued, or the rights to all similar and potentially confusing numbers. If third parties obtain the phone number which spells “FRESHEST” or “PROFLOW” with a different prefix, these parties may also confuse our customers and impede our customer service efforts, causing lost sales and potential damage to our brands. In addition, under applicable Federal Communication, or FCC, rules, ownership rights to phone numbers cannot be acquired. Accordingly, the FCC may rescind our right to use any of its phone numbers, including 1-888-FRESHEST and 1-800-PROFLOW.

If our third-party technology providers do not adequately maintain our telephone service, we may experience system failures and our business may suffer.

We are largely dependent on AT&T and SBC Pacific Bell to provide telephone service to our customer service centers. If AT&T or SBC Pacific Bell experience system failures or fail to adequately maintain our systems, we would experience interruptions and our customers might not continue to utilize our services. Frequent or long system failures or interruptions in our service or disruptions during a peak holiday season could materially harm our business and results of operations.

If we lose our telephone service, we will be unable to operate a significant portion of our customer service. Our future success depends upon these third-party relationships because we do not have the resources to maintain telephone services without these or other third parties. Failure to maintain these relationships or replace them on financially attractive terms may disrupt our operations or require us to incur significant unanticipated costs.

Our business would be injured by extensive credit card fraud.

Our revenues and gross margins would decrease if we experience significant credit card fraud or fraud with respect to our bill-me-later functionality, a third party payment option similar to traditional credit cards. A failure to adequately control fraudulent credit card transactions or bill-me-later transactions would reduce our revenues and gross margins because we do not carry insurance against this risk. We have developed technology to help detect the fraudulent use of credit card information. Nonetheless, to date, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution or bill-me-later service provider approved payment of the orders. Under current credit card practices, we are liable for fraudulent credit card transactions if we do not obtain a cardholder’s signature.

Product liability claims may subject us to increased costs.

Several of the products we sell and intend to sell, including perishable food products, may expose us to product liability claims in the event that the use or consumption of these products results in personal injury. We may incur significant costs in defense of product liability claims. Product liability claims often create negative publicity, which could materially damage our reputation and our brands. Although we maintain insurance against product liability claims, our coverage may be inadequate to cover any liabilities we may incur.

Health concerns relating to the consumption of beef could have a negative impact on our premium meat product offerings and could negatively impact our results of operations.

The success of our premium meat website and other planned product offerings could be affected by health concerns related to the consumption of beef or negative publicity concerning food quality, illness and injury generally, such as negative publicity concerning e-coli, “mad cow” or “foot-and-mouth” disease. This negative publicity may adversely affect demand for our premium meat products which could materially harm our business and results of operations.

Risks Related to This Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. The price of our common stock may decline. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	changes in securities analysts’ expectations or our failures to meet those expectations;

•	announcements of significant contracts by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	inability to maintain our current relationship with our delivery carrier, FedEx;

•	developments with respect to intellectual property rights;

•	the introduction of new products or product enhancements by us or our competitors;

•	the commencement of or our involvement in litigation;

•	our sale of common stock or other securities in the future;

•	conditions and trends in the e-commerce industry;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

In addition, the stock market in general, and the Nasdaq National Market and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of e-commerce companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Because of the significant stock ownership of our majority stockholder, our majority stockholder will be able to exert significant influence over us and our significant corporate decisions.

Upon completion of this offering, assuming exercise of the underwriters’ over allotment option in full, our majority stockholder and persons affiliated with our majority stockholder will continue to beneficially own 42.7% of our outstanding common stock. In addition, upon completion of this offering, our executive officers, directors and other stockholders holding more than 5% of our outstanding capital stock and their affiliates will, in the aggregate, beneficially own approximately 60.2% of our outstanding common stock. These persons, acting together, will have the ability to control our management and affairs. Our majority stockholder and persons affiliated with our majority stockholder will have the ability to exert significant influence over the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company;

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Management will have broad discretion over the use of proceeds from this offering. The net proceeds from this offering will be used for general corporate purposes, including working capital and capital expenditures. We currently anticipate spending a portion of the net proceeds on sales and marketing activities, promotion of existing and future product categories and for general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Future sales of our common stock may depress our stock price.

After this offering, we will have 11,360,834 shares of common stock outstanding. The 4,334,000 shares sold in this offering, or 4,984,100 shares if the underwriters’ over-allotment is exercised in full, will be freely tradeable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining 7,026,834 shares of common stock outstanding after this offering, based upon shares outstanding as of September 30, 2003, will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
3,675	90 days following the effective date of this Registration Statement

7,023,159	180 days following the effective date of this Registration Statement

The above table assumes the effectiveness of the lock-up agreements under which holders in excess of 99.7% of our common stock or other securities have agreed not to sell or otherwise dispose of their shares of common stock or other securities. SG Cowen Securities Corporation may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

If our common stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock may decline. After this offering, assuming exercise in full of the underwriters’ over-allotment option, the holders of approximately 7,060,354 shares of common stock, assuming exercise of such holders’ outstanding options and warrants, will have rights, subject to some conditions, to require us to file registration statements covering the resale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These registration rights of our stockholders could impair our ability to raise capital by depressing the price at which we could sell our common stock.

In addition, as soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act covering, as of September 30, 2003, 1,997,759 shares of common stock issuable upon exercise of outstanding options under our stock plans and, as of September 30, 2003, 4,283,854 shares of common stock reserved for future issuance under our equity incentive and employee stock purchase plans. Accordingly, shares registered under this registration statement will be available for sale in the open market, subject to vesting restrictions with us, the contractual lock-up agreements described above, as well as the contractual lock-up agreements and market stand-off provisions that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

•	contribute 43.0% of the total amount invested to date to fund our company based on the initial offering price to the public of $15.00 per share, but will own only 23.5% of the shares of common stock outstanding after the offering.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

Our capital requirements will depend on many factors, including:

•	changes in our operating plan;

•	lower than anticipated revenues;

•	increased expenses in new technology and research and development projects;

•	the number and timing of acquisitions and other strategic transactions; and

•	the costs associated with our expansion, if any.

The proceeds from this offering, together with our existing sources of cash and cash flows, may not be sufficient to fund our activities. As a result, we may need to raise additional funds, and such funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products and execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. This may materially harm our business, results of operations and financial condition.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.

Our amended and restated certificate of incorporation and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of our common stock;

•	prohibit stockholders from removing directors without cause, calling special stockholder meetings or taking action by written consent;

•	limit stockholders from filling board vacancies; and

•	require advance written notice of stockholder proposals and director nominations.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “intent,” “continue,” “will,” “plan,” “intend,” “expect” and similar expressions identify forward-looking statements. You can also identify these forward-looking statements by discussions of strategies, plans or intentions. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. Although we believe that our expectations reflected in any forward-looking statements are reasonable, these expectations may not be achieved. The factors listed in the section captioned “Risk Factors,” as well as any cautionary language included in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could have a material adverse effect on our business, performance, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The net proceeds from the sale of the 2,666,667 shares of common stock that we are selling in this offering will be approximately $36 million, after deducting underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders who propose to sell up to an aggregate of 2,317,433 shares of common stock to the underwriters.

The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public equity markets, and to obtain additional capital. We intend to use the net proceeds from this offering for:

•	sales and marketing activities: 20%;

•	promotion of existing and future product categories: 30%; and

•	general corporate purposes: 50%.

In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisition or investment.

The amounts actually expended for each of the purposes listed above and the timing of our actual expenditures will depend on numerous factors, including the status of our efforts to increase our number of relationships with other retailers to use our market platform, sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. We have not determined the amount or timing of expenditures in the areas listed above and will retain broad discretion in the allocation and use of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We believe that our available cash, together with the net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next 12 months.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as our board of directors may deem relevant. In August 2003, we paid a special cash dividend on our then issued and outstanding preferred stock in the aggregate total amount of $1.5 million. Pursuant to our Amended and Restated Loan and Security Agreement dated January 6, 2003 with Comerica Bank—California, which we terminated effective October 2003, we were required to obtain the prior written consent of the bank prior to paying dividends.

CAPITALIZATION

The following table summarizes our capitalization as of September 30, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the conversion of 221,715 shares of Series A preferred stock outstanding as of the date of this prospectus into 760,384 shares of our common stock; and

•	the reclassification of 5,816,285 shares of Series B preferred stock outstanding as of the date of this prospectus into 2,104,847 shares of our common stock; and

•	on a pro forma as adjusted basis to give effect to the sale of 2,666,667 shares of common stock at the initial offering price of $15.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$6,503	$6,503	$42,503

Long-term debt, less current portion	$16	$16	$16

Stockholders’ equity:
Preferred stock, par value $0.001 per share; no shares authorized actual and pro forma; no shares issued and outstanding actual and pro forma, 5,000,000 authorized pro forma as adjusted and no shares issued and outstanding, pro forma as adjusted	—	—	—
Convertible preferred stock, $0.001 par value; 7,300,000 authorized, actual; 6,038,000 shares issued and outstanding, actual; no shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma and pro forma as adjusted	6	—	—
Common stock, $0.001 par value; 40,000,000 shares authorized, actual and pro forma; 5,828,936 shares issued and outstanding, actual; 8,694,167 shares issued and outstanding, pro forma; 50,000,000 shares authorized pro forma as adjusted, 11,360,834 shares issued and outstanding, pro forma as adjusted	6	9	11
Additional paid-in capital	57,615	57,618	93,616
Deferred compensation	(1,324)	(1,324)	(1,324)
Accumulated deficit	(51,218)	(51,218)	(51,218)

Total stockholders’ equity	5,085	5,085	41,085

Total capitalization	$5,101	$5,101	$41,101

The number of shares of common stock to be outstanding after this offering is based on 8,694,167 shares of common stock issued and outstanding as of September 30, 2003, after giving effect to the conversion or reclassification of our outstanding preferred stock into common stock upon completion of this offering. This number assumes no exercise of stock options or warrants after September 30, 2003, and excludes:

•	974,537 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.27 per share;

•	1,997,759 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.79 per share;

•	1,083,854 shares available for future issuance as of September 30, 2003 under our existing equity incentive plans, from which options to purchase up to 186,440 shares of common stock at a weighted average exercise price of $15.00 per share have been granted for the period from October 1, 2003 to December 16, 2003; and

•	an additional 3,200,000 shares available for future issuance under our equity incentive and employee stock purchase plans adopted in connection with this offering.

DILUTION

Our pro forma net tangible book value as of September 30, 2003 was approximately $5.1 million, or approximately $0.58 per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding as of September 30, 2003, after giving effect to:

•	the conversion of 221,715 shares of Series A preferred stock outstanding as of the date of this prospectus into 760,384 shares of common stock; and

•	the reclassification of 5,816,285 shares of Series B preferred stock outstanding as of the date of this prospectus into 2,104,847 shares of common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to our sale of the 2,666,667 shares offered by us in this offering at the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses, our adjusted pro forma net tangible book value as of September 30, 2003 would have been approximately $41.1 million, or approximately $3.62 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $3.04 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.38 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share		$15.00
Pro forma net tangible book value per share as of September 30, 2003	$0.58
Increase per share attributable to new investors	3.04

Pro forma net tangible book value per share after the offering		3.62

Dilution per share to new investors		$11.38

The following table summarizes, on a pro forma basis as of September 30, 2003, after giving effect to the conversion or reclassification of all outstanding shares of preferred stock into common stock, the differences between our existing stockholders and investors in this offering with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and the price per share paid by investors in this offering based on the initial public offering price of $15.00 per share, before deducting underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	8,694,167	76.5%	$52,987,474	57.0%	$6.09
New investors	2,666,667	23.5	40,000,005	43.0	$15.00

Total	11,360,834	100.0%	$92,987,479	100.0%

The tables and calculations above assume no exercise of the following outstanding options or warrants outstanding at September 30, 2003:

•	974,537 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.27 per share;

•	1,997,759 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.79 per share;

•	1,083,854 shares available for future issuance as of September 30, 2003 under our existing equity incentive plans, from which options to purchase up to 186,440 shares of common stock at a weighted average exercise price of $15.00 per share have been granted for the period from October 1, 2003 to December 16, 2003; and

•	up to an additional 3,200,000 shares available for future issuance under our equity incentive and employee stock purchase plans to be adopted in connection with this offering.

Because the exercise price of some of the outstanding options and some of the warrants is significantly below the assumed initial offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options or warrants are exercised. Please see “Management—Employee Benefit Plans” for further information regarding our equity incentive and employee stock purchase plans to be adopted in connection with this offering. For information on warrants, please see “Description of Capital Stock.”

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial and operating data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected consolidated statement of operations data for the fiscal years ended June 30, 2001 (fiscal 2001), 2002 (fiscal 2002) and 2003 (fiscal 2003), and the selected balance sheet data as of June 30, 2002 and 2003 are derived from the audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the three months ended September 30, 2002 and 2003 and the consolidated balance sheet data as of September 30, 2003 are derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended June 30, 1999 and 2000 and the selected balance sheet data as of June 30, 1999, 2000 and 2001 are derived from the audited financial statements which are not included in this prospectus. The pro forma share information included in the consolidated statement of operations data has been computed as described in Note 2 to the consolidated financial statements. Historical results are not necessarily indicative of the results to be expected for any interim period or for the year as a whole.

	Fiscal Year Ended June 30,					Three Months Ended September 30,
	1999	2000	2001	2002	2003	2002	2003
	(in thousands, except share and per share data)
						(unaudited)
Consolidated Statement of Operations Data:
Net sales	$3,902	$26,887	$45,730	$70,245	$88,684	$9,336	$12,950
Cost of sales	2,783	17,881	27,095	40,328	49,996	5,618	7,335

Gross profit	1,119	9,006	18,635	29,917	38,688	3,718	5,615
Operating expenses:
Selling and marketing	2,626	26,636	14,676	15,060	18,673	2,348	2,785
General and administrative	1,595	7,598	7,094	9,719	11,187	2,371	2,579
Information technology systems	755	3,603	4,016	3,963	3,565	1,018	812
Amortization of goodwill	55	1,944	6,754	—	—	—	—
Stock-based compensation	—	1,659	1,741	483	411	135	188

Total operating expenses	5,031	41,440	34,281	29,225	33,836	5,872	6,364

Operating income (loss) from continuing operations	(3,912)	(32,434)	(15,646)	692	4,852	(2,154)	(749)
Minority interest in loss of consolidated subsidiary	—	26	298	—	—	—	—
Other income (expense), net	77	33	267	(357)	(183)	(184)	12

Income (loss) from continuing operations before income tax	(3,835)	(32,375)	(15,081)	335	4,669	(2,338)	(737)
Provision for income taxes	—	—	—	—	337	—	—

Income (loss) from continuing operations	(3,835)	(32,375)	(15,081)	335	4,332	(2,338)	(737)
Loss from discontinued operations	—	—	(797)	(643)	—	—	—

Net income (loss)	(3,835)	(32,375)	(15,878)	(308)	4,332	(2,338)	(737)
Preferred stock dividend	—	—	—	—	—	—	(1,500)

Net income (loss) attributable to common stockholders	$(3,835)	$(32,375)	$(15,878)	$(308)	$4,332	$(2,338)	$(2,237)

Income (loss) per share from continuing operations:
Basic	$(0.93)	$(7.07)	$(2.98)	$0.06	$0.76	$(0.40)	$(0.13)
Diluted	$(0.93)	$(7.07)	$(2.98)	$0.03	$0.39	$(0.40)	$(0.13)
Loss per share from discontinued operations:
Basic	$—	$—	$(0.16)	$(0.12)	$—	$—	$—
Diluted	$—	$—	$(0.16)	$(0.12)	$—	$—	$—
Net income (loss) per common share:
Basic	$(0.93)	$(7.07)	$(3.14)	$(0.06)	$0.76	$(0.40)	$(0.39)
Diluted	$(0.93)	$(7.07)	$(3.14)	$(0.06)	$0.39	$(0.40)	$(0.39)

	Fiscal Year Ended June 30,					Three Months Ended September 30,
	1999	2000	2001	2002	2003	2002	2003
	(in thousands, except share and per share data)
						(unaudited)
Pro forma net income per common share:
Basic (unaudited)					$0.51		$(0.26)
Diluted (unaudited)					$0.39		$(0.26)
Weighted average common shares outstanding:
Basic	4,134,019	4,578,695	5,057,787	5,248,964	5,682,518	5,846,342	5,801,412

Diluted	4,134,019	4,578,695	5,057,787	9,609,344	11,206,693	5,846,342	5,801,412

Pro forma weighted average shares outstanding:
Basic (unaudited)					8,481,911		8,600,805

Diluted (unaudited)					11,206,693		8,600,805

	As of June 30,					As of September 30,
	1999	2000	2001	2002	2003	2003
	(in thousands)
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$605	$11,353	$8,459	$4,923	$11,496	$6,503
Working capital	(233)	6,117	426	(830)	3,789	847
Total assets	2,684	22,723	13,060	10,260	17,334	12,811
Long-term debt, less current portion	—	1,001	2,514	—	48	16
Convertible preferred stock	—	6	6	6	6	6
Common stock	4	6	6	6	6	6
Total stockholders’ equity	94	14,721	485	2,246	7,097	5,085

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements, including those described in the “Forward-Looking Statements” section above, that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the “Risk Factors” section above and elsewhere in this prospectus. Except as may be required by applicable law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We operate an e-commerce marketplace of websites for perishable goods that consistently delivers fresh, high-quality products direct from the supplier to the customer at competitive prices. We combine an online storefront, proprietary supply chain management technology, established supplier relationships and an integrated logistical relationship with FedEx to create a market platform that bypasses traditional supply chains of wholesalers, distributors and retailers. The benefits to our customers include freshness, quality, price and selection, all with a guaranteed delivery date. The benefits to our suppliers include enhanced margins, broader customer reach and better inventory management. We believe our business model is highly scalable with low capital investment requirements beyond our existing technology and systems and minimal inventory carrying costs.

We plan to assess and target additional categories based on our market platform’s ability to add value by streamlining the supply chain for the benefit of customers and suppliers. We have identified premium meat and fresh fruit as initial categories where we believe we can leverage our customer base, marketing and distribution relationships and infrastructure. In October 2003, we launched and are now operating Uptown Prime at www.uptownprime.com, offering premium meats, and Cherry Moon Farms at www.cherrymoonfarms.com, offering fresh premium fruits.

We were incorporated in February 1998 and officially launched our website, www.proflowers.com, in August 1998. Since inception, we have focused on developing our supply chain management technology, refining our relationship with FedEx, generating flower sales, establishing and promoting our brands, pursuing relationships with other retailers, and preparing to launch websites featuring additional product offerings.

To date, we have derived our revenues primarily from the sale of flowers, plants and gifts from our www.proflowers.com website. For the three months ended September 30, 2003, we reported net sales of $13.0 million, an increase of 38.7% from the three months ended September 30, 2002, and a net loss of ($737,000) as compared to ($2.3 million) for the same quarter in the prior year. Our net sales increased to $88.7 million for fiscal 2003 from $70.2 million for fiscal 2002. We generated annual net income for the first time during fiscal 2003 of $4.3 million, with an operating income from continuing operations of $4.9 million. This compares to a net loss of ($308,000) and operating income from continuing operations of $692,000 during fiscal 2002. Since inception we have incurred significant losses. As of September 30, 2003, we have an accumulated deficit of $51.2 million.

We use our market platform to manage the delivery of flowers from the supplier to the consumer in a manner that reduces our inventory risk. We do not take title to flowers shipped direct from our growers to our customers until pick-up by FedEx. We take title to flowers from growers outside the U.S. that we briefly maintain as inventory while in-transit to one of our distribution facilities and while being prepared and packaged for shipping. Our longer-term inventory consists of grower shipping supplies, including boxes, and accessories, including plush toys, chocolates and flower vases.

Results of Operations

The following table sets forth our results of operations expressed as a percentage of net sales:

	Fiscal Year Ended June 30,			Three Months Ended Sept. 30,
	2001	2002	2003	2002	2003
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	59.2	57.4	56.4	60.2	56.6

Gross profit	40.8	42.6	43.6	39.8	43.4
Operating expenses:
Selling and marketing	32.1	21.4	21.0	25.1	21.5
General and administrative	15.5	13.8	12.6	25.4	19.9
Information technology systems	8.8	5.7	4.0	10.9	6.3
Amortization of goodwill	14.8	—	—	—	—
Stock-based compensation	3.8	0.7	0.5	1.4	1.5

Total operating expenses	75.0	41.6	38.1	62.8	49.2

Operating income (loss) from continuing operations	(34.2)	1.0	5.5	(23.0)	(5.8)
Minority interest in loss of consolidated subsidiary	0.6	—	—	—	—
Other income (expense), net	0.6	(0.5)	(0.2)	(2.0)	0.1

Income (loss) from continuing operations before income tax	(33.0)	0.5	5.3	(25.0)	(5.7)
Provision for income taxes	—	—	0.4	—	—

Income (loss) from continuing operations	(33.0)	0.5	4.9	(25.0)	(5.7)
Loss from discontinued operations	(1.7)	(0.9)	—	—	—

Net income (loss)	(34.7)	(0.4)	4.9	(25.0)	(5.7)
Preferred stock dividend	—	—	—	—	(11.6)

Net income (loss) attributable to common stockholders	(34.7)%	(0.4)%	4.9%	(25.0)%	(17.3)%

Comparison of Three Months Ended September 30, 2003 and 2002

Net Sales

Our net sales are derived primarily from the sale of flowers, plants and gifts from our proflowers.com website. We also generate net sales from fees that we receive from retailers for whom we design and operate websites to sell perishable products under their own brands. Net sales for the three months ended September 30, 2003 increased 38.7% to $13.0 million from $9.3 million in the three months ended September 30, 2002. This increase resulted primarily from an increase in the number of orders by new customers, an increase in the number of repeat orders from our existing customer base and an increase in our average order value. Less than 1.0% of net sales was from merchandise shipped outside the U.S. in the three months ended September 30 of each of fiscal years 2004 and 2003.

Our database of customers at September 30, 2003 was approximately 2.2 million, an increase of 46.7% over our September 30, 2002 number of customers of approximately 1.5 million. In the three months ended September 30, 2003, our existing customers placed approximately 163,000 orders, an increase of 17.3% over the number of orders placed in the three months ended September 30, 2002 by existing customers of approximately 139,000. Our number of new customers in the three months ended September 30, 2003 was approximately 90,000 compared to approximately 56,000 in the three months ended September 30, 2002, an increase of 60.7%. Our average order value in the three months ended September 30, 2003 was $46.56, compared to $44.85 in the three months ended September 30, 2002, an increase of 3.8%.

In October 2003, we launched and are now operating Uptown Prime at www.uptownprime.com offering premium meats, and Cherry Moon Farms at www.cherrymoonfarms.com, offering fresh premium fruits. We expect premium meat and fresh premium fruit net sales to grow in significance to our business as we develop and deploy our premium meat and fresh premium fruit websites. We expect that approximately 1.0% of our revenues will be derived from premium meats and fresh premium fruits in fiscal 2004. You must consider our prospects for expanding our premium meat and fresh premium fruit revenues during fiscal 2004 and beyond in light of the risks associated with expanding into new product categories and the other risks outlined in “Risk Factors” above.

We intend to grow our existing flower and new meat, fruit and other product categories via arrangements with other branded retailers and direct marketers. We offer a variety of arrangements for branded retailers or direct marketers that want to use our market platform to offer perishable products, including a co-branded website, a private label website or a hybrid of the two. The arrangements are currently structured to involve a combination of revenue sharing and fee-based agreements. For revenue sharing agreements, we pay the retailer a portion of the revenues generated from its website. Fee-based retailer arrangements involve a combination of up-front development costs and per-transaction fees paid to us by the retailer. Currently, our branded retailer arrangements regardless of the payment structure represent an immaterial percentage of our net sales for the three months ended September 30, 2003 and in fiscal 2003. You must consider our prospects for expanding through relationships with other branded retailers and direct marketers in light of the risks outlined in “Risk Factors” above.

Gross Profit

Our gross profit consists of net sales less cost of sales. Our cost of sales consists primarily of flower and other product costs and shipping charges. Other costs included in cost of sales are grower and delivery supply costs, distribution facility labor costs and the cost of replacement products. Gross profit for the three months ended September 30, 2003 increased 51.0% to $5.6 million from $3.7 million in the three months ended September 30, 2002. The increase in absolute dollars was due to increases in sales volume. Our gross profit percentage improved to 43.4% of net sales for the three months ended September 30, 2003, from 39.8% in the three months ended September 30, 2002. The increase in gross profit percentage in the three months ended September 30, 2003 was a result of a 1.6% reduction of shipping costs as a percentage of net sales, a 20.9% decrease in costs to business customers, and an increase in the percentage of sales tax collected from our customers.

We expect that our gross profit will fluctuate in the future as we expand into new product categories based upon our product mix, average order value, product costs, shipping costs, product return and refund rates and handling and packaging costs for the various products.

Selling and Marketing

Our selling and marketing expenses consist primarily of advertising costs, wages and related payroll benefits for our category development and marketing and customer service staff, affiliate fees and commissions, focus groups and other research expenses. Advertising expenses are generally expensed as incurred. For advertising contracts which cover an extended period of time, the costs are expensed over the life of the contract based on the specifics of the contract, such as orders placed, radio spots run or Internet advertisements placed. Our advertising efforts target the acquisition of new customers and repeat orders from existing customers.

Selling and marketing expenses increased 18.6% for the three months ended September 30, 2003 to $2.8 million from $2.3 million in the three months ended September 30, 2002. The increase in the first quarter of fiscal 2004 is primarily due to a 55.2% increase in online advertising and promotional costs, resulting from increased marketing activities, and a 20% increase in wages and related payroll benefits. As a percentage of net sales, selling and marketing expenses were 21.5% for the three months ended September 30, 2003, down from 25.1% for the three months ended September 30, 2002. The decline as a percentage of net sales was caused primarily by a decrease in the cost of acquiring new customers as a result of more focused marketing activities and a decrease in payroll costs as revenue increased faster than payroll costs.

We expect selling and marketing expenses to continue to increase in absolute dollars in the future as a result of continued expansion of our sales and marketing infrastructure in support of a broader product portfolio. While we currently expect selling and marketing expenses to increase in absolute dollars, we expect them to remain generally comparable as a percentage of net sales throughout fiscal 2004.

General and Administrative

Our general and administrative expenses consist primarily of wages and related payroll benefits for all of our employees, except those associated with fulfillment, customer service, technology and sales and marketing employees. These expenses also include credit card fees, facilities costs (other than facilities costs associated with cost of goods sold), bad debt expense, travel, legal and accounting professional fees, insurance, phone, utilities, other facility-related expenses and other general corporate expenses. General and administrative expenses for the three months ended September 30, 2003 increased 8.8% to $2.6 million from $2.4 million in the three months ended September 30, 2002. The increase is primarily due to a 15% increase in salaries and related payroll benefits, a 69% increase in insurance expenses due to a one-time adjustment and a 50% increase in credit card chargebacks due to higher sales activity and a slightly higher chargeback rate. As a percentage of net sales, general and administrative expenses were 19.9% for the three months ended September 30, 2003, down from 25.4% for the three months ended September 30, 2002. The decline as a percentage of net sales was caused primarily by our rapid revenue growth, which outpaced our growth in general and administrative expenses.

We expect general and administrative expenses to continue to increase in absolute dollars in the future as a result of continued expansion of our administrative infrastructure in support of a broader technology and product portfolio and increased expenses associated with being a public company. However, we also anticipate that general and administrative expenses will continue to decrease as a percentage of net sales as a result of net sales growing faster than general and administrative expenses.

Information Technology Systems

Our information technology system expenses consist primarily of wages and related payroll benefits for information technology personnel, engineering consulting expenses, quality assurance and testing costs and outside services, including hosting of our Internet servers. Information technology system expenses are expensed as incurred. Information technology system expenses are net of software capitalization of major site and product development efforts under Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Information technology system expenses decreased 20.2% to $812,000 in the three months ended September 30, 2003 from $1.0 million in the three months ended September 30, 2002. In the three months ended September 30, 2003, the decrease in absolute dollars is primarily due to an increase in capitalized information technology expenditures for software development of approximately $246,000, which was partially offset by a 15% increase in temporary consultant costs. As a percentage of net sales, information technology system expenses were 6.3% for the three months ended September 30, 2003, down from 10.9% for the three months ended September 30, 2002. In the three months ended September 30, 2003, the decline as a percentage of net sales was caused primarily by our rapid revenue growth, which outpaced our growth in information technology system expenses combined with an increase in capitalized information technology expenditures.

We expect information technology system expenses to increase in absolute dollars in fiscal 2004 compared to fiscal 2003 and to continue to decrease as a percentage of net sales as a result of net sales growing faster than information technology system expenses.

Stock-based Compensation

Stock-based compensation for the three months ended September 30, 2003 increased 39.3% to $188,000 from $135,000 in the three months ended September 30, 2002. The increase in the three months ended September 30, 2003 was due to increased amortization of compensation expense related to stock option grants in connection with the hiring of new employees. Prior to fiscal 2003, we accounted for stock-based employee compensation arrangements under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Effective July 1, 2002, we adopted the fair value recognition provisions of SFAS No. 123. We selected the prospective method of adoption described in SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This method applies fair value accounting to all new grants and modification or settlement of old grants after the beginning of the year of adoption. All grants prior to our adoption of SFAS No. 123 will continue to be accounted for under the intrinsic value provision of APB No. 25.

Other Income (Expense), Net

Other income (expense), net included in the consolidated statements of operations includes interest and dividend income and interest expense. Other income, net for the three months ended September 30, 2003 increased by $196,000 to $12,000 in the three months ended September 30, 2003 from ($184,000) in the three months ended September 30, 2002 as a result of a decrease in interest expense resulting from the amortization of costs associated with stock and warrants issued in relation to our Comerica Bank—California line of credit which we terminated in October 2003, and an increase in interest income resulting from increased average cash balances.

Net Loss

As a result of the previously described elements, our net loss for the three months ended September 30, 2003 was ($737,000) as compared to a net loss of ($2.3 million) for the three months ended September 30, 2002. For the three months ended September 30, 2003, net loss percentage was (5.7%) of net sales and for the three months ended September 30, 2002, net loss percentage was (25.0%).

Comparison of Fiscal 2003, 2002 and 2001

Net Sales

Net sales for the fiscal year increased 26.2% and 53.6% for fiscal 2003 and fiscal 2002, respectively, to $88.7 million in fiscal 2003 from $70.2 million in fiscal 2002 and $45.7 million in fiscal 2001. The increase in net sales in fiscal 2003 and 2002 resulted primarily from an increase in the number of repeat orders from our existing customer base, an increase in the number of orders by new customers and an increase in our average order value. Less than 1.0% of net sales revenue was from merchandise shipped outside the U.S. in each of fiscal years 2003, 2002 and 2001.

Our existing number of customers at June 30, 2003 was approximately 2.1 million, an increase of 50.0% over our June 30, 2002 existing number of customers of approximately 1.4 million, which was an increase of 69.7% over our June 30, 2001 existing number of customers of approximately 825,000. In fiscal 2003, existing customers placed approximately 941,000 orders, an increase of 30.9% over orders placed in fiscal 2002 by existing customers of approximately 719,000, which was an increase of 60.5% over the orders placed in fiscal 2001 by existing customers of approximately 448,000. Our number of new customers in fiscal 2003 was approximately 707,000, an increase of 16.1% over our fiscal 2002 new customer number of approximately 609,000, which was an increase of 38.7% over our fiscal 2001 new customer number of approximately 439,000. Our average order value in fiscal 2003 was $48.59, an increase of 4.6% over our fiscal 2002 average order value of $46.46, which was an increase of 2.2% over our fiscal 2001 average order value of $45.47.

Gross Profit

Gross profit for the fiscal year increased 29.3% and 60.5% for fiscal 2003 and fiscal 2002, respectively, to $38.7 million in fiscal 2003 from $29.9 million in fiscal 2002 and $18.6 million in fiscal 2001. The increases in absolute dollars were due to increases in sales volume. Our gross profit percentage improved to 43.6% of net sales for fiscal 2003, from 42.6% in fiscal 2002 and 40.8% in fiscal 2001. The increase in gross profit percentage in fiscal 2003 was a result of the increase in average order value and a decrease in flower cost, which was partially offset by an increase in the average shipping cost. The increase in gross profit percentage in fiscal 2002 was a result of a decrease in flower costs, which was partially offset by an increase in average shipping costs and an increase in the cost of product fulfillment.

Selling and Marketing

Selling and marketing expenses for the fiscal year increased 24.0% and 2.6% for fiscal 2003 and fiscal 2002, respectively, to $18.7 million in fiscal 2003 from $15.1 million in fiscal 2002 and $14.7 million in fiscal 2001. The increase in fiscal 2003 is primarily due to increases of 54.6% for fiscal 2003 and 19.8% for fiscal 2002 in online advertising and promotional costs, each resulting from increased sales activities, and an increase of 70.7% for fiscal 2003 and 120.2% for fiscal 2002 in wages and related payroll benefits due to increased headcount of 15.6% for fiscal 2003 and 7.6% for fiscal 2002. The increase in fiscal 2002 is primarily due to increases in online advertising, partially offset by a decrease in radio advertising and an increase in promotional costs. As a percentage of net sales, selling and marketing expenses were 21.0% for fiscal 2003, down from 21.4% for the prior fiscal year and 32.1% during fiscal 2001. The decline as a percentage of net sales was caused primarily by a decrease in the cost of acquiring new customers, more focused marketing activities and higher customer retention rates.

General and Administrative

General and administrative expenses for the fiscal year increased 15.1% and 37.0% for fiscal 2003 and fiscal 2002, respectively, to $11.2 million in fiscal 2003 from $9.7 million in fiscal 2002 and $7.1 million in fiscal 2001. The increases are primarily due to increased salaries and related payroll benefits of 16.3% for fiscal 2003 and 11.7% for fiscal 2002, and because of our increased sales transaction volume, increased credit card fees, credit card bad debts and credit card chargebacks of 19.2% for fiscal 2003 and 55.7% for fiscal 2002. As a percentage of net sales, general and administrative expenses were 12.6% for fiscal 2003, down from 13.8% for fiscal 2002 and 15.5% for fiscal 2001. The decline as a percentage of net sales was caused primarily by our rapid revenue growth, which outpaced our growth in general and administrative expenses.

Information Technology Systems

Information technology system expenses decreased 10.0% to $3.6 million in fiscal 2003 from $4.0 million in both fiscal 2002 and fiscal 2001. In fiscal 2003 and 2002, the decrease in absolute dollars is primarily due to an increase in capitalized information technology expenditures for software development, which was partially offset by an increase in wages and related payroll benefits of 15.3% for fiscal 2003 and a decrease of 2.2% for fiscal 2002. As a percentage of net sales, information technology system expenses were 4.0% for fiscal 2003, down from 5.7% for fiscal 2002 and 8.8% for fiscal 2001. In fiscal 2003, the decline as a percentage of net sales was caused primarily by our rapid revenue growth, which outpaced our growth in information technology system expenses.

Amortization of Goodwill

Our amortization of goodwill consists of decreases in the value of goodwill associated with assets or entities we acquired prior to the adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. There was no amortization of goodwill in fiscal 2002 or fiscal 2003. The approximately $6.8 million included in amortization of goodwill in fiscal 2001 is related to our 1999 acquisition of Flower Farm Direct, Inc. In December 1999, we purchased Flower Farm, a Florida company, for 3,724,197 shares of our common stock. In connection with the acquisition, we recognized goodwill in the amount of approximately $9.0 million, approximately $6.8 million of which we amortized and subsequently wrote off during fiscal 2001.

Stock-based Compensation

Stock-based compensation for fiscal 2003 decreased 14.9% to $411,000 from $483,000 in fiscal 2002. Stock-based compensation decreased 72.3% for fiscal 2002 from $1.7 million in fiscal 2001. The increase in fiscal 2003 was due to our adoption of SFAS No. 123, Accounting for Stock-based Compensation. Prior to fiscal 2003, we accounted for stock-based employee compensation arrangements under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Effective July 1, 2002, we adopted the fair value recognition provisions of SFAS No. 123. We selected the prospective method of adoption described in SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This method applies fair value accounting to all new grants and modification or settlement of old grants after the beginning of the year of adoption. All grants from prior to our adoption of SFAS No. 123 will continue to be accounted for under the intrinsic value provision of APB No. 25. The decrease of approximately $1.3 million in fiscal 2002 as compared to fiscal 2001 was due to a decrease in amortization of restricted stock associated with our acquisition of Flower Farm.

Other Income (Expense), Net

Other income (expense), net, for fiscal 2003 decreased by $174,000 from fiscal 2002 as a result of a decrease in interest expense resulting from the amortization of costs associated with stock and warrants issued in relation to our Comerica Bank—California line of credit, which we terminated in October 2003, and an increase in interest income resulting from increased average cash balances. Other (expense), net, for fiscal 2002 increased by $624,000 from fiscal 2001 as a result of an increase in interest expense on borrowings for working capital, amortization of debt issuance costs associated with stock and warrants issued in relation to the Comerica Bank—California line of credit, which we terminated in October 2003, and decreased interest income as a result of decreased average cash balances during the year.

Income Taxes

As of June 30, 2003, we have aggregate net operating loss carryforwards of approximately $35.4 million for federal income tax purposes, which expire in tax years 2019 through 2021. We have aggregate net operating loss carryforwards for California state tax purposes of $23.5 million as of June 30, 2003, which expire in tax years 2008 through 2013. California has suspended the use of net operating loss carryforwards for tax years 2002 and 2003.

For fiscal 2003, we provided for income tax of $337,000 relating to state income taxes accrued in fiscal 2003, as compared to no provision for tax in fiscal 2002 and 2001. We believe that, based on the existing information, the available objective evidence creates uncertainty regarding the realizability of the deferred tax assets such that we have recorded a full valuation allowance. These factors include our history of losses, the fact that the market in which we operate is intensely competitive, the lack of carryback capacity to realize deferred tax assets and the uncertainty regarding market acceptance of our new and existing product categories. We will continue to assess all of the available evidence and will determine the realizability of the deferred tax assets in future periods based on the analysis of the evidence. If we are able to achieve our targeted pre-tax income for fiscal 2004, we believe we will overcome the negative factors previously considered and all or a portion of the valuation allowance will likely no longer be necessary.

We expect our effective U.S. tax rate to be less than both the federal and state statutory rates in fiscal 2004 due to the continued use of our deferred tax assets.

Discontinued Operations

Discontinued operations are comprised of losses from the discontinued operation of our indirect subsidiary, Flowerfarm Kubushiki Kaisha, which we acquired when we acquired Flower Farm Direct in December 1999.

The subsidiary sold flowers online and distributed flowers and fulfilled orders in Japan. In connection with our decision in fiscal 2002 to focus on domestic operations, including the generation and handling of international sales from within the U.S., we terminated our acquired interest in Flowerfarm Kubushiki Kaisha and ceased operations in November 2001. The loss from discontinued operations was $0 in fiscal 2003 as compared to $643,000 in 2002 and $797,000 in 2001. As of September 30, 2003, we do not have any subsidiaries or other operations that we account for as discontinued operations.

Net Income (Loss)

As a result of the previously described elements, our net income for fiscal 2003 was $4.3 million, as compared to a net loss of ($308,000) for fiscal 2002 and a net loss of ($15.9 million) for fiscal 2001. For fiscal 2003, net income percentage stood at 4.9% of net sales and for fiscal 2002 and 2001, net loss percentage was (0.4%) and (34.7%), respectively.

Liquidity and Capital Resources

Since our inception, we have financed our operations through sales of stock, and, more recently, internally generated cash flows from operations. At September 30, 2003, we had working capital of $847,000. This represents a $2.9 million decrease over working capital of $3.8 million at June 30, 2003. The decrease in working capital at September 30, 2003 over June 30, 2003 resulted primarily from the loss from operations, capital expenditures and a dividend paid to the preferred stockholders of $1.5 million. At September 30, 2003, we had cash of $6.5 million. This represents a 43.4% decrease over cash of $11.5 million at June 30, 2003. The decrease in cash at September 30, 2003 over June 30, 2003 resulted primarily from the loss from operations, capital expenditures and the dividend paid to preferred stockholders of $1.5 million.

At June 30, 2003, we had working capital of $3.8 million. This represents a $4.6 million increase over working capital of ($830,000) at June 30, 2002, which is a $1.3 million decrease from working capital of $426,000 at June 30, 2001. The increase in working capital at the end of fiscal 2003 resulted primarily from increased earnings from operations, offset in part by capital expenditures. The decrease in working capital in fiscal 2002 was positively affected by earnings from operations offset by capital expenditures and a reduction of long-term debt. At June 30, 2003, we had cash of $11.5 million. This represents a 133.5% increase over cash of $4.9 million at June 30, 2002, which is a 41.8% decrease from cash of $8.5 million at June 30, 2001. The increase in cash at the end of fiscal 2003 resulted primarily from increased earnings, offset in part by capital expenditures. The decrease in cash in fiscal year ended June 30, 2002 resulted primarily from decreased earnings and a reduction of long-term debt.

Net cash used in operating activities was ($3.0 million) for the three months ended September 30, 2003 compared to net cash used in operating activities of ($2.8 million) for the three months ended September 30, 2002. The utilization of cash in operations during the three months ended September 30, 2003 is primarily a result of a reduction in current liabilities combined with the net loss in the period. Net cash provided by operating activities was $8.5 million and $1.3 million, for fiscal 2003 and fiscal 2002, respectively, compared to net cash used in operating activities of $3.3 million for fiscal 2001. The improvement in cash flows from operations is primarily a result of increases in net income in fiscal 2003 as compared to fiscal 2002 and the decrease in the net loss in fiscal 2002 as compared to fiscal 2001.

We use cash in investing activities primarily to purchase computer hardware and software, office equipment and fixtures. Cash used in investing activities totaled ($491,000) in the three months ended September 30, 2003. Cash used in investing activities totaled ($429,000) in the three months ended September 30, 2002. Cash used in investing activities totaled $2.0 million, $1.6 million and $566,000 in fiscal 2003, 2002 and 2001, respectively.

Net cash used in financing activities was ($1.5 million) for the three months ended September 30, 2003 compared to net cash generated from financing activities of $15,000 for the three months ended September 30,

2002. Cash used in financing activities in the three months ended September 30, 2003 consisted primarily of the distribution of the dividend to preferred stockholders and repayment of long-term debt partially offset by the purchase of common stock upon exercise of stock options. Net cash used in financing activities was $16,000 for fiscal 2003 and $2.8 million in fiscal 2002, and cash provided by financing activities totaled $1.6 million for fiscal 2001. Cash flows from financing activities consist primarily of proceeds from long-term debt and repayment of long-term debt. In August 2003, we paid a special cash dividend on our issued and outstanding Series A and Series B preferred stock in the aggregate total amount of $1.5 million. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business.

In January 2002, we entered into a one year loan and security agreement with Comerica Bank—California. In January 2003, we entered into an amended and restated loan and security agreement with Comerica Bank—California that provides for a maximum revolving line of credit of $1.5 million, with an additional line of $1.5 million available from May 1 through May 20, 2003 and from January 15 through February 20, 2004. We do not anticipate using the line of credit in fiscal 2004 and we terminated the line of credit effective October 2003. The average outstanding balance under this line of credit was $700,000 for one consecutive 14-day period in fiscal 2003 and $2.2 million for one consecutive 13-day period in fiscal 2002. Borrowings under this line of credit were $0 at September 30, 2003, June 30, 2003 and June 30, 2002.

At June 30, 2003, we had no material commitments other than purchase commitments in the ordinary course of business and obligations under our non-cancelable lease agreements. Future payments due under long-term contractual obligations as of June 30, 2003 are described below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands)
Description of Contractual Obligations
Capital lease obligations	$180	$131	$49	$—
Operating lease obligations	2,163	1,188	948	27
Online marketing agreements	3,200	3,200	—	—

Total	$5,543	$4,519	$997	$27

We have entered into a one year online marketing agreement to secure web advertising with Microsoft Corporation. We cannot terminate this agreement without purchasing our guaranteed quota of $3.2 million in advertising in fiscal 2004, $800,000 of which had been purchased as of September 30, 2003. Under this agreement, we receive the rights to search specified key words and featured site placements designed to deliver consumers to our website from search results from Microsoft’s website search engine.

We believe that our available cash and cash flows from operations, together with the proceeds from this offering, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. Changes in our operating plans, lower than anticipated revenues, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financing in the future. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.

Quarterly Results of Operations and Seasonality

The following table sets forth the unaudited quarterly results of operations for the eight quarters ended September 30, 2003, as well as the same data expressed as a percentage of our total revenues for the periods indicated. The information for each quarter is unaudited and we have prepared it on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments management considers necessary for the fair presentation of such data. The results of historical periods are not necessarily indicative of results for any future period.

Due to the nature of the products that we sell, our revenues are highly seasonal around the major gift-giving holidays. A large percentage of our annual floral revenues are generated during the months of February, due to Valentine’s Day, and May, due to Mother’s Day. Other significant floral gift-giving holidays include Easter, Christmas and Thanksgiving.

	Quarter Ended
	Dec. 31, 2001	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003
Consolidated Statement of Operations Data:	(in thousands, except per share data)
Net sales	$13,815	$25,031	$24,692	$9,336	$16,351	$28,758	$34,239	$12,950
Cost of sales	7,935	14,341	14,065	5,618	9,726	15,948	18,704	7,335

Gross profit	5,880	10,690	10,627	3,718	6,625	12,810	15,535	5,615

Operating expenses:
Selling and marketing	3,219	5,280	4,457	2,348	3,683	6,142	6,500	2,785
General and administrative	2,303	2,984	2,266	2,371	2,405	3,131	3,280	2,579
Information technology systems	887	1,069	941	1,018	597	921	1,029	812
Stock-based compensation	126	92	91	135	120	56	100	188

Total operating expenses	6,535	9,425	7,755	5,872	6,805	10,250	10,909	6,364

Operating income (loss) from continuing operations	(655)	1,265	2,872	(2,154)	(180)	2,560	4,626	(749)
Minority interest in loss of consolidated subsidiary	—	—	—	—	—	—	—	—
Other income (expense), net	—	(139)	(390)	(184)	(188)	(50)	239	12

Income (loss) from continuing operations before income tax	(655)	1,126	2,482	(2,338)	(368)	2,510	4,865	(737)
Provision for income taxes	—	—	—	—	—	—	337	—

Income (loss) from continuing operations	(655)	1,126	2,482	(2,338)	(368)	2,510	4,528	(737)
Loss from discontinued operations	(63)	—	(192)	—	—	—	—	—

Net income (loss)	(718)	1,126	2,290	(2,338)	(368)	2,510	4,528	(737)
Preferred stock dividend	—	—	—	—	—	—	—	(1,500)

Net income (loss) attributable to common stockholders	$(718)	$1,126	$2,290	$(2,338)	$(368)	$2,510	$4,528	$(2,237)

Income (loss) per share from continuing operations:
Basic	$(0.13)	$0.20	$0.44	$(0.40)	$(0.06)	$0.44	$0.79	$(0.13)
Diluted	$(0.13)	$0.11	$0.25	$(0.40)	$(0.06)	$0.22	$0.40	$(0.13)
Loss per share from discontinued operations:
Basic	$(0.01)	$—	$(0.03)	$—	$—	$—	$—	$—
Diluted	$(0.01)	$—	$(0.03)	$—	$—	$—	$—	$—
Net income (loss) per common share:
Basic	$(0.14)	$0.20	$0.41	$(0.40)	$(0.06)	$0.44	$0.79	$(0.39)
Diluted	$(0.14)	$0.11	$0.23	$(0.40)	$(0.06)	$0.22	$0.40	$(0.39)
Weighted average common shares outstanding:
Basic	5,400,728	5,564,300	5,635,185	5,846,342	5,691,266	5,718,778	5,729,091	5,801,412

Diluted	5,400,728	10,224,583	9,954,561	5,846,342	5,691,266	11,321,585	11,408,123	5,801,412

	Quarter Ended
	Dec. 31, 2001	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100%
Cost of sales	57.4	57.3	57.0	60.2	59.5	55.5	54.6	56.6

Gross profit	42.6	42.7	43.0	39.8	40.5	44.5	45.4	43.4

Operating expenses:
Selling and marketing	23.3	21.1	18.0	25.1	22.5	21.3	19.0	21.5
General and administrative	16.7	11.9	9.1	25.4	14.8	10.9	9.6	19.9
Information technology systems	6.4	4.3	3.8	10.9	3.7	3.2	3.0	6.3
Stock-based compensation	0.9	0.4	0.4	1.4	0.7	0.2	0.3	1.5

Total operating expenses	47.3	37.7	31.3	62.8	41.7	35.6	31.9	49.2

Operating income (loss) from continuing operations	(4.7)	5.0	11.7	(23.0)	(1.2)	8.9	13.5	(5.8)
Minority interest in loss of consolidated subsidiary	—	—	—	—	—	—	—	—
Other income (expense), net	—	(0.5)	(1.6)	(2.0)	(1.1)	(0.2)	0.7	0.1

Income (loss) from continuing operations before income tax	(4.7)	4.5	10.1	(25.0)	(2.3)	8.7	14.2	(5.7)
Provision for income taxes	—	—	—	—	—	—	1.0	—

Income (loss) from continuing operations	(4.7)	4.5	10.1	(25.0)	(2.3)	8.7	13.2	(5.7)
Loss from discontinued operations	(0.5)	—	(0.8)	—	—	—	—	—

Net income (loss)	(5.2)	4.5	9.3	(25.0)	(2.3)	8.7	13.2	(5.7)
Preferred stock dividend	—	—	—	—	—	—	—	(11.6)
Net income (loss) attributable to common stockholders	(5.2)%	4.5%	9.3%	(25.0)%	(2.3)%	8.7%	13.2%	(17.3)%

Net sales for the quarters presented above were impacted by the seasonality factors noted above and have generally increased each quarter compared to the previous year as a result of continuing growth in our net sales.

Operating expenses as a percentage of net sales have decreased each quarter on a year-over-year basis. This decrease is a result of economies of scale from increased net sales and, we believe, increased efficiency in our sales and marketing efforts. Cost of sales as a percentage of net sales decreased on a year-over-year basis in the first quarter of fiscal 2004 as compared to fiscal 2003. This was a result of a 1.6% reduction in freight costs as a percentage of net sales and a 20.9% reduction in the cost of sales to business consumers.

During the current fiscal year, we expect to devote sales and marketing resources to support our existing brands and launch our planned new brands. As a result, we expect total operating expenses to increase in absolute dollars in future periods. However, depending on the level of net sales achieved, we expect total operating expenses to decrease in general as a percentage of net sales. During the next fiscal year, we expect cost of goods sold to represent a similar percentage of net sales to fiscal 2003 and fiscal 2002. In one or more future quarters, our operating results may fall below the expectations of securities analysts and investors, which may cause the trading price of our common stock to decline.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. At September 30, 2003, we did not have any balances outstanding under our bank line of credit arrangement; however, the amount of outstanding debt at any time may fluctuate and we may from time to time be subject to refinancing risk. We do not believe that a change of 100 basis points in interest rates would have a material effect on our results of operations or financial condition. We derive substantially all of our revenues from sales within the U.S. We have business relationships with foreign growers and other vendors. Approximately $1.7 million or 83.1% of total payments to these foreign growers and vendors for the year ended

June 30, 2003 was made in U.S. dollars. Since transactions in foreign currencies represent approximately 16.9% of total payments to foreign vendors, we do not consider it necessary to hedge against currency risk.

Recently Issued Accounting Standards

In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. We adopted the disclosure requirements of this interpretation that were effective on December 31, 2002. The recognition provisions of the interpretation are effective in 2003 and are applicable only to guarantees issued or modified after December 31, 2002. We have not issued or modified any such guarantees and accordingly the interpretation did not have a material impact on our financial position, results of operations or cash flows for the fiscal year ended June 30, 2003.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition Disclosure—an amendment of FAS 123. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. We adopted the fair value recognition provisions of SFAS 123 effective July 1, 2002.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied no later than the end of periods ended after December 15, 2003. We do not expect the adoption of FIN 46 to have a material impact on our consolidated financial position or results of operations.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, estimates are evaluated, including those related to the timing of marketing expense, lives and depreciation of fixed assets, reserves for bad debts and credit card chargebacks, reserves for inventory and impairment of long-lived assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We apply the following critical accounting policies in the preparation of our consolidated financial statements:

•	Revenue Recognition. Our revenues are derived principally from the sale of flowers and plants from our branded www.proflowers.com website. Revenues are recognized upon shipment of the customer orders. Revenues consist of the sales price for the items sold, plus shipping costs upon shipment of customer orders net of estimated refunds. Cash received in advance of revenue recognition is included in deferred revenue.

We also recognize revenue from our co-branded and private label websites. With respect to these revenues, we review the criteria set forth in Emerging Issues Task Force Issue No. 99-19, Reporting

Revenue Gross as a Principal Versus Net as an Agent, to determine whether to record them in the gross amount of product sales and related costs or the net amount earned as fees under the arrangements. In general, when several of the following are present, we record revenue in gross: we are the primary obligor in a transaction, subject to inventory risk, and have latitude in establishing prices and selecting suppliers. If several of the preceding factors are not present, revenues are based on a fixed percentage, fixed payment schedule or combination of the two.

•	Reserve For Refunds and Chargebacks. We reserve for estimated future refunds and credit card chargebacks at the time of shipment based upon historical data. We adjust such reserves as considered necessary. We make judgments as to our ability to collect outstanding receivables and for anticipated credit card chargebacks and provide allowances for anticipated bad debts and chargebacks. Provisions are made based upon a review of all significant outstanding invoices and the overall quality and age of those invoices not specifically reviewed. In determining the provision for invoices not specifically reviewed, we analyze historical collection experience, customer credit-worthiness and current economic trends. In determining the provision for credit card chargebacks, we consider the historical chargeback rate. If the historical data used to calculate these allowances does not reflect our future ability to collect outstanding receivables or if the future credit card chargeback rate increases, an increase in the reserve for refunds and chargebacks accounts may be required.

•	Inventories. Inventories consist primarily of hard inventory items such as boxes and shipping supplies, vases, chocolates and other accessories. Inventory items are carried on the books at cost. Periodic physical counts of inventory items are conducted to help verify the balance of inventory. A reserve is maintained for obsolete inventory.

•	Deferred Taxes. A valuation allowance is recorded to reduce net deferred tax assets to the amount that is more likely than not to be realized. As of September 30, 2003, we evaluated our deferred tax assets and liabilities and determined that, in accordance with FAS 109, a valuation allowance is necessary for the entire deferred tax assets balance, primarily because of the existence of significant negative objective evidence, such as the fact that we are in a cumulative loss position for the past three fiscal years.

We have a federal tax net operating loss carryforward at September 30, 2003 of approximately $36 million. In calculating our tax provision, and assessing the likelihood that we will be able to utilize the deferred tax assets, we have considered and weighed all of the evidence, both positive and negative, and both objective and subjective. We have factored in the inherent risk of forecasting revenue and expenses over an extended period of time. We have also considered the potential risks associated with our business, as outlined in the risk factors in this prospectus, and have taken into account material permanent differences in the treatment of revenue and expenses for purposes of financial reporting and tax accounting, such as the treatment of stock options, limitation on meals and entertainment and stock based compensation. Because of our history of losses, we were not able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that we would be able to utilize the deferred tax assets by generating taxable income during the carryforward period.

We will continue to evaluate our ability to realize the deferred tax assets. As we generate taxable income for book purposes, we will realize the benefit of the deferred tax assets to offset the tax expense associated with pre-tax income, resulting in a reduced net tax expense for the period and greater net income than would normally be expected. When we determine, based on the information existing in the future, including the assessment of both positive and negative evidence, which takes into consideration our forecasted book and tax income, that it is more likely than not that we will realize the deferred tax assets, we will reduce or eliminate the valuation allowance on the deferred tax assets. Upon reversing the valuation allowance and recognizing the deferred tax assets, we will recognize a tax benefit. The favorable impact of the tax benefit may distort the trends in our operating results and would impact the comparability of our results of operations with other periods. This may make our financial results appear favorably when compared to companies with similar results of operations that do not provide a valuation allowance on their deferred tax assets.

•	Impairment of Long-lived Assets. We periodically assess potential impairments of our long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by us include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business and significant negative industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, we recognize an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not.

•	Capitalization of Internally Developed Software Costs. We capitalize the labor and outside consulting costs associated with development of software for internal use during the application and the development stages. These software development costs are accounted for in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized software costs are amortized on a straight-line basis over the estimated useful lives of the related software applications of up to three years and are included in depreciation and amortization. During the quarters ended September 30, 2003 and 2002 and the years ended June 30, 2003, 2002 and 2001, we capitalized $244,732, $8,024, $710,000, $403,000 and $0 in software development costs, respectively.

•	Commitments and Contingencies. We evaluate contingent liabilities including threatened or pending litigation in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, and record accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. We make these assessments based on the facts and circumstances and in some instances based in part on the advice of outside legal counsel.

•	Stock-based Compensation. Prior to July 1, 2002, we accounted for our employee compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. In accordance with APB 25, stock compensation expense is recorded if, on the date of grant, the current market value of the underlying stock exceeds the exercise price. The expense associated with stock compensation is being amortized over the vesting period of the individual award using an accelerated method of amortization consistent with the method described in FASB Interpretation No. 28.

Effective July 1, 2002, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. We selected the prospective method, which is one of the three transition methods allowed by SFAS No. 148, Accounting for Stock- based Compensation—Transition and Disclosure, to transition to the fair value method of measuring stock-based compensation expense. Under the prospective method, we expensed only those employee stock options that were granted or modified after July 1, 2002. The majority of awards under our plans vest over a period of four years.

•	Selling and Marketing Expense. Selling and marketing expenses consist primarily of advertising costs, wages and related payroll expenses, affiliate fees and commissions, focus groups and other research and marketing expenses. Advertising costs are generally expensed as incurred except when advance payments are required. For advertising contracts which cover an extended period of time, the costs are expensed over the life of the contract based on the specifics of the contract. Accruals for advertising costs are recorded based on management’s best estimate of the expenditures incurred. Advertising expenses include Internet, radio, print and television advertising costs.

BUSINESS

Overview

We operate an e-commerce marketplace of websites for perishable goods that consistently delivers fresh, high-quality products direct from the supplier to the customer at competitive prices. We combine an online storefront, proprietary supply chain management technology, established supplier relationships and an integrated logistical relationship with FedEx to create a market platform that bypasses traditional supply chains of wholesalers, distributors and retailers. The benefits to our customers include freshness, quality, price and selection, all with a guaranteed delivery date. The benefits to our suppliers include enhanced margins, broader customer reach and better inventory management. We believe our business model is highly scalable with low capital investment requirements and minimal inventory carrying costs.

We believe our business model is well suited for several categories of perishable goods. Since the launch of our business in 1998, we have executed our business model in the U.S. retail floral market through our Proflowers brand. Through www.proflowers.com, we guarantee our customers shipments of high-quality, fresh-cut flowers sourced from one of our domestic or international growers. Our flowers consistently reach customers on the requested delivery date and are generally seven or more days fresher than flowers delivered via the traditional floral supply chain. We have selected a global network of growers and suppliers, which have adopted our proprietary technology to provide us with high-quality flowers, plants and other gift items. We believe this network, our proprietary technology and our integrated relationship with FedEx provide us with competitive advantages in the online floral market. Our price points start at $29.99, and in most instances are significantly lower than other online floral merchants for comparable items, yet we believe we offer a higher quality and fresher product at higher margins.

We derive our revenues primarily from the sale of flowers on our proflowers.com website. For the three months ended September 30, 2003, we reported net sales of $13.0 million, an increase of 38.7% from the three months ended September 30, 2002, and a net loss of ($737,000) as compared to ($2.3 million) in the same quarter of the prior year. In the fiscal year ended June 30, 2003, we reported net sales of $88.7 million, an increase of 26.2% from the prior year, and net income of $4.3 million as compared to a net loss of ($308,000) for the fiscal year ended June 30, 2002. Since our inception, we have incurred significant losses. As of September 30, 2003, we have an accumulated deficit of $51.2 million. Our database of customers has grown from approximately 69,000 as of June 30, 1999 to approximately 2.2 million as of September 30, 2003. In the three months ended September 30, 2003, 62.5% of our total orders placed came from repeat customers. In the fiscal year ended June 30, 2003, 53.1% of our total orders placed came from repeat customers.

We believe our platform can be tailored for use by any business desiring to offer high-quality, time-sensitive or perishable products to its customers. We actively pursue relationships with other retailers and lifestyle brands on a co-branded or private label basis. We have already entered into multi-year agreements with two Fortune 100 retailers and a company that creates content and domestic merchandise for homemakers and other consumers to use our market platform to sell products under their brand names. Under these arrangements, we design and host a dedicated website for selling perishable goods, handling all order processing and fulfillment and providing customer service. We are not dependent on these arrangements and they represent an immaterial percentage of our net sales in fiscal 2003 and for the three months ended September 30, 2003.

We view the Internet as both an efficient direct marketing tool and a superior enabling technology for redefining the relationship between customers and suppliers across multiple categories of time-sensitive or perishable products. In evaluating categories, we consider our market platform’s ability to streamline the traditional supply chain for the benefit of the customer. We also consider the opportunity for suppliers to transition from a commodity producer to a value-added contributor to the supply chain. We have identified other product categories that fit these criteria. In October 2003, we launched and are now operating two additional websites, Uptown Prime, offering premium meats, and Cherry Moon Farms, offering fresh premium fruits.

Industry Overview

Growth of Internet and Online Commerce

The increasing pervasiveness of the Internet is driving growth in online shopping and changing the manner in which companies merchandise and distribute products. An Internet commerce market model report published in 2002 by International Data Corporation, a global market intelligence and advisory firm for the information technology and telecommunications industries, estimates that there were approximately 175.2 million Internet users in the U.S. in 2002. International Data Corporation expects that number to grow on average 7.3% annually reaching 232.1 million in 2006. International Data Corporation also estimates that the number of Internet users purchasing products online from home will grow on average 13.3% annually from 73.4 million in 2002 to 121.1 million by 2006. A May 2003 industry outlook report released by IBISWorld, formerly International Business Information Systems, a strategic business information and industry research provider, estimates that revenue through electronic shopping and mail-order houses in the U.S. will grow on average 6.3% annually, increasing from $110.3 billion in 2002 to $149.7 billion by 2007.

The growing adoption of the Internet for consumer purchases is driven by heightened awareness and first hand experience regarding the convenience, security and overall usability of Internet shopping. In addition, consumers use the Internet to access products and shopping experiences not previously available through traditional merchandising channels. The combination of increased usage of the Internet by both consumers and retailers has created the opportunity for the formation of new business models that feature streamlined product distribution, alternative merchandising processes, better pricing dynamics and improved customer relationship management.

Perishable Goods Market

The overall market for perishable goods includes flowers and specialty foods such as high-quality and/or exotic fresh meat, seafood and produce, artisan bread, packaged pasta and canned soups. The Bureau of Economic Analysis, an agency of the U.S. Department of Commerce which collects source data, conducts research and analysis and disseminates statistics to the public, and Packaged Facts, a division of MarketResearch.com and a provider of consumer market research, estimate that in 2002 the floral and specialty foods market was a $24.9 billion market. Traditional merchandising and distribution channels currently dominate these industries with supermarkets and specialty retailers acting as the main consumer access points. Suppliers providing goods through this traditional channel often sell into a series of logistical and distribution intermediaries prior to their product reaching the customer. Many online and direct marketers of perishable goods are primarily brokers which do not exploit the efficiency of the Internet to streamline the traditional channel and redefine the relationship between customers and suppliers.

Floral Industry

According to a release by the Bureau of Economic Analysis, the U.S. retail market for floriculture was approximately $19.0 billion in 2002 and has grown on average 4.7% annually over the last 10 years. The American Floral Endowment estimates that 3.7% of the total floral sales in 2002 were made online. Although the U.S. is the largest floral market by volume, it ranked 16th in per capita floral consumption during 2002 according to the Flower Council of Holland. We believe this ranking is primarily due to the often poor quality and high prices of flowers delivered through the traditional supply chain.

Specialty Foods

Packaged Facts estimated that the market for specialty foods represented approximately $5.9 billion in annual sales in 2002 and will grow at least 6.0% annually over the next five years to $7.9 billion. Examples that highlight further growth in the specialty foods category include:

•	Growth in farmers’ markets. According to the U.S. Department of Agriculture, the number of farmers’ markets, which allow consumers to purchase fresher goods direct from suppliers, grew from 1,732 in 1994 to more than 3,100 in 2002.

•	Growth in natural and gourmet grocers. Two of the largest natural and organic food grocers reported combined revenues totaling $3.8 billion in 2002 and have grown on average 19.1% annually since 1998.

•	Growth in organic foods. Datamonitor, a global strategic market analysis company, estimates the U.S. organic foods market to be $10.9 billion in 2002, having grown on average 21.2% annually since 1995, and expects the market to reach $18.0 billion in 2005.

The Opportunity

Traditional brick and mortar and online retailers typically use a series of intermediaries, such as wholesalers and distributors, to source products. Involving these parties may increase the cost of perishable products and slow the time to market, which can degrade freshness and quality. In addition, distributors and retailers may be limited in their product offering by overhead constraints. As a result, they are more likely to carry a narrow selection of products that have broad appeal and consequently may sell quickly in order to maximize volume and inventory turns. Traditional supply chains for perishable products may not fully use available technology, relationships with suppliers or more efficient distribution methods, and as a result, products typically pass through multiple intermediaries before reaching the customer.

In the floral industry, the traditional supply chain typically requires between seven to 12 days for a flower to travel from the grower to the consumer. Generally, once a flower is cut it takes approximately two days to travel from the grower’s facility to an importer or distributor, and then approximately two days to reach a wholesaler where the flower will remain in storage for approximately an additional two to three days before being sent on to a retailer. Once at the retail location, the flower can be stored for approximately two to five days before being sold to the consumer. As a flower travels throughout this process, temperature and humidity often change, which degrade the flower’s appearance and reduce its vase life. With the typical lifespan of a cut flower being less than two weeks, many floral arrangements begin to deteriorate within days of delivery to the consumer.

The Provide Commerce Marketplace

Our Provide Commerce marketplace is a proven e-commerce platform that consistently delivers fresh, high-quality products direct from the supplier to the customer. We believe that the distribution chain for perishable products, including flowers, premium meat and fresh fruit, is particularly well suited for a technologically enhanced and compressed supply chain that more efficiently connects customers with suppliers. By using our market platform, customers receive a higher quality, fresher product at a lower price point, and suppliers receive significant benefits through improved profitability, expanded customer reach and better cost management.

Through our global network of suppliers, we have eliminated multiple intermediaries from the traditional product supply chain, thereby enabling us to purchase products at lower prices and reduce or eliminate many of the typical costs associated with traditional retail businesses including inventory, capital expenditures, labor and administrative expenses. We believe this allows us to achieve higher operating margins than many of our competitors. The nature of our direct from the supplier platform enables us to offer a variety of products with low inventory carrying costs.

We initially launched our marketplace in 1998 to sell and deliver flowers, one of the most difficult perishable products to ship. Flowers are extremely fragile and once cut and arranged have a short lifespan and require great care in handling. Flowers are often an emotional purchase with a consumer demanding superior quality and the freshest possible product because quality and sincerity are often intertwined. We designed our technology infrastructure to be highly scalable and adaptable to different categories of time-sensitive shipments, including perishable products. In October 2003, we began deploying our operating infrastructure and using our database of customers for the marketing of premium meats, through the operation of our branded website Uptown Prime, and fresh premium fruits, through the operation of our branded website Cherry Moon Farms.

Our market platform provides a number of benefits to our customers and suppliers in the floral category. It also benefits retailers who use our platform to sell perishable products to customers under their brand names. We believe these benefits will extend to our existing and new customers as well as new suppliers and partners in both our floral category and in our premium meat and fresh fruit categories. These benefits include:

Compelling Value for Consumers

•	Freshness. Our compressed supply chain allows us to deliver perishable goods quicker than via the traditional supply chain. For instance, our flowers are generally seven or more days fresher than flowers delivered via the traditional supply chain.

•	Quality. Our quality assurance programs constantly monitor and test our suppliers to ensure that our customers receive only superior quality products.

•	Price. Our business model eliminates multiple intermediaries, reducing the cost to the consumer for a comparable product.

•	Selection. Our global network of domestic and foreign suppliers allows us to offer a variety of products, some of which we believe are hard to find through traditional channels.

•	Guaranteed Delivery Time Window. Our market platform offers our customers a guaranteed delivery time window and does not allow a customer to request a product or delivery date that is not available. In addition, we employ a proactive, automated communication strategy through which our customers receive confirmatory email updates at the time an order is placed, shipped and delivered.

Compelling Benefits for Suppliers

•	Enhance Profitability. We provide suppliers with the opportunity to price their products within a streamlined supply chain and earn higher margins by changing their role from a commodity producer to a value-added partner.

•	Customer Reach. We offer our suppliers a direct distribution channel via our branded websites through which they can offer their products to an aggregated, geographically distributed audience of consumers.

•	Quality Assurance. We work with our suppliers extensively to develop best practices for quality assurance including, in the case of our flower growers, developing specific varieties with breeders that maximize vase life as well as outlining the best inspection, processing and packing procedures.

•	Inventory and Labor Management. Our market platform allows suppliers to extend their production cycles around heavy demand periods by enabling shipment within days of a holiday or peak event rather than one to two weeks in advance as is typically required under the traditional supply chain calendar. We also analyze sales data to construct specific forecasts to share with our suppliers.

Compelling Advantages to Retailers Using our Market Platform to Sell Perishable Products

•	Product and Sales Channel Diversification. Through either a co-branded or private label website, we are able to offer our market platform as a service to other retailers and brands seeking to sell and deliver high-quality perishable products in the same manner that we serve our own customers. In doing so, these retailers create an incremental sales and profit channel that serves their customers’ needs with minimal overhead investment.

•	Outsources Expertise. We believe our market platform enables third-party retailers to offer high quality perishable products at a lower price, and faster than could be developed by them internally. This allows these retailers to maintain focus on their core business.

•	Brand and Customer Base Leverage. In general, retailers that use our market platform to sell their perishable products have an established customer base, brand name and marketing resources that, when combined with our market platform, can effectively generate demand and increase marketing effectiveness.

Business Strategy

Provide Commerce’s objective is to become the leading e-commerce marketplace for the delivery of perishable products direct from the supplier to the customer. Our long-term vision is to deploy this market platform across multiple products, brands and retailers. We believe this will result in increased operating leverage by allowing us to use a common customer base, marketing and distribution relationships and infrastructure across the entire marketplace. We plan to attain this goal through the following key strategies:

Expand the Provide Commerce Marketplace

We intend to leverage our proven market platform, marketing relationships and customer base to increase our floral business and develop additional revenue opportunities beyond the floral category for our own websites and websites that we design and operate for other retailers. We plan to target additional product categories based on our assessment of our market platform’s ability to add value by streamlining the supply chain for the benefit of consumers and suppliers. As in the floral category, we believe both the consumer and the supplier will be better served in the premium meat and fresh premium fruit categories if products are sourced directly from the supplier and delivered to the consumer via our compressed supply chain. In October 2003, we launched and are now operating Uptown Prime, offering premium meats, and Cherry Moon Farms, offering fresh premium fruits. We plan to investigate and target additional categories in the future.

To support the launch of additional categories, we have developed our technology and processes to operate with additional product categories. We have:

•	engineered our system to support peak loads in excess of 50 times our current average daily volumes; and

•	already managed peak shipment days of over 175,000 orders.

Additionally, in the third calendar quarter of 2003, Gomez, Inc., an Internet benchmarking and improvement strategies firm which provides rankings of websites, gave our website its best rating, 3 Stars, for both availability and response time. Over the 30 days ended December 16, 2003, our website was ranked by Gomez as the most available and faster than the benchmark average compared to the 10 largest e-commerce sites on the Internet.

Increase Our Brand Awareness

We believe that building greater awareness of our brands within and beyond our existing customer base is important for our continued growth. We intend to promote our Proflowers, Uptown Prime and Cherry Moon Farms brands aggressively through a variety of online and offline marketing and promotional techniques, including Internet, print, radio, email, direct mail, public relations and television. We intend to expand consumer association of our brands with fresh, high-quality perishable products delivered direct from the supplier.

Continue to Acquire and Retain Customers

We believe our ability to acquire and retain customers effectively is critical to our success. To acquire customers, we rely on a variety of online and offline marketing activities, our growing brand awareness and an easy-to-navigate storefront that allows customers to make purchases quickly. In addition, we constantly modify our website format and redesign our offerings based on customer purchasing patterns.

Once a customer has completed an order, we focus on establishing a relationship to encourage repeat purchases. This relationship relies on the customer’s overall satisfaction with the product along with continued contact through email, direct mail or other channels. In the three months ended September 30, 2003, 62.5% of total orders placed on our website came from repeat customers. In the fiscal year ended June 30, 2003, approximately 53.1% of total orders placed came from repeat customers. We intend to continue to leverage our existing Proflowers customer base of approximately 2.2 million as of September 30, 2003 for the marketing efforts of Uptown Prime and Cherry Moon Farms.

In addition to the products we offer to individual customers, we also work with a number of corporations to serve their business gifting needs, provide employee discount programs, or assist in the design of gift-with-purchase or related marketing programs. We view these as additional opportunities to acquire customers and orders for our business.

Continue to Establish Strong Relationships with High-quality Suppliers

Building strong relationships with quality suppliers is crucial to the success of our market platform. To maintain our standards, we have established a quality assurance program to review and test our suppliers on an ongoing basis. We continue to work with suppliers to explore new methods to preserve quality and freshness, ensure a diverse product offering, maintain our efficient technology and reduce costs. In addition, we will regularly seek out new suppliers to provide the broadest available selection of quality products for the benefit of our customers.

Expand Distribution Initiatives

We intend to continuously increase the efficiency of our fulfillment and distribution system. We maintain a collaborative relationship with FedEx to manage shipments based on our forecasting. Our proprietary technology allows us to manage delivery accuracy by selectively routing shipments within the FedEx shipping system and printing packing labels with key information for sorting and tracking. Our integration with FedEx allows us to constantly monitor package status and via email, automatically update our customers with order placement, shipment and delivery information. If we discover a potential problem in transit due to weather, mechanical problems or human error, we are able to either re-ship products from another source to guarantee right-day delivery or proactively contact customers to discuss the situation and find a solution. Our systems are designed to integrate with additional shipping providers if we feel that we will be better served in a particular market or product category by alternate carriers. We maintain a continuous dialogue with all of the available shipping providers to ensure that our shipping needs are met in the most timely and cost effective manner.

We have international operations based in the Netherlands through which we are able to deliver flowers in over 43 countries, using our overseas global network of growers and distribution partners. Our overseas business is primarily for the benefit of domestic consumers wishing to ship our products abroad. This business is neither a core focus for management nor a material source of revenues at this time.

Grow Our Relationships with Retailers that Use Our Market Platform

We intend to grow our existing and new product categories via arrangements with other branded retailers and direct marketers. We offer a variety of arrangements for retailers that want to use our market platform to offer perishable products, including a co-branded website, a private label website or a hybrid of the two. We currently have a private label partnership with a company that creates content and domestic merchandise for homemakers and other consumers to use our market platform to operate its floral website. We also have hybrid arrangements with two Fortune 100 retailers to provide our market platform and products for their online floral, meat or fruit businesses.

In the floral category, our arrangements are structured to involve a combination of revenue sharing and fee-based agreements. For revenue sharing agreements, we pay the retailer a portion of the revenues generated from its website. Fee-based retailer arrangements involve a combination of up-front development costs and per-transaction fees paid to us by the retailer. In both cases, we host and run the website on behalf of the retailer and provide all order processing, fulfillment and customer service.

Our Marketplace Websites

Our marketplace is a collection of our own branded websites and websites that we operate for other retailers, each offering high-quality perishable products shipped directly from the supplier to the customer. We believe there are a number of elements that differentiate our customers’ shopping experience and aid in both customer conversion and satisfaction, such as:

Real-time Inventory Management.    Only products currently available for shipment are displayed on our branded websites to prevent “out of stock” or back-order scenarios. We actively match supplier inventories with product availability shown on our website to guarantee that our customers receive the exact product they order.

Ease of Ordering.    We have designed our branded websites to minimize the time and number of web pages a customer views while searching for an item prior to purchase. Once an item and delivery date are chosen, relevant cross-sell and up-sell products are presented during the checkout process.

Delivery Date Focus.    Only available delivery dates for each product selected are displayed as choices. The choice of a delivery date initiates our market platform’s selection of the most appropriate supplier and distribution route.

Reverse Presentation of Customer and Recipient Information.    In contrast to many e-commerce websites, our branded websites are built specifically around the way people shop for gifts and perishable deliveries. For instance, following selection of the product we ask the customer for the recipient’s information prior to asking for the customer’s billing information. Along with recipient information, we present our customers with a large personalized card message field consisting of five lines with 40 characters per line.

Transaction Execution.    Our order process provides a variety of features to speed transaction processing and help prevent fraud and customer data input errors. These features include:

•	an efficiently designed, intuitive interface;

•	a real-time postal address validator to help our customers enter correct postal addresses, suggesting alternatives in the event of an error; and

•	an online credit card authorization service to help our customers avoid typographic errors.

Three Confirmation Emails.    Three emails are automatically generated and sent in connection with the fulfillment of every order. The first confirms the order details for the customer. The second is sent at the time of shipment to verify that the item is in transit to its specified destination. The third email is sent at the time of delivery and verifies the receipt of the package and signature of the recipient, if applicable.

Additional Services.    Additional services that are available on our websites include reminder services for important dates, detailed product information, the ability to shop by occasion, flower or gift type, and links to online or phone-based customer service.

Quality Assurance

We have developed strict quality assurance procedures in our flower business which we believe we can apply to other perishable products. In the floral category, we work closely with our global network of growers and distribution facilities to ensure that our specific quality assurance standards are implemented at cultivation, harvesting, packing, inspection and transportation. Before a supplier can join our network, they must undergo thorough testing and evaluation. Once part of our network, we work closely with our suppliers to grow and harvest the highest quality flowers. We engage in systematic inspections throughout the year to ensure compliance with our quality standards. We also research flower varieties and determine the optimal harvest times to ensure that the blooms will fully open and last seven to 10 days.

Once harvested, the flowers are placed in hydration solutions at the greenhouse and then transported to a refrigerated area, usually within 15 minutes. Next, the flowers are sorted and inspected for quality. We monitor both humidity levels and temperature, which is maintained between 34 and 36 degrees for as long as possible to reduce respiration and increase vase life.

The packing methodologies employed in the shipment of our flowers further maintain quality. Prior to sealing the box within a refrigerated packing area, an inspector ensures that each bouquet is properly secured, contains a message card, care and handling instructions, flower food and the appropriate accessory, if applicable. Finished boxes are placed on pallets and relocated to a storage cooler usually within 15 minutes.

In addition to providing each individual grower and distribution facility with a manual outlining our protocols and procedures, each site has quality assurance personnel to implement and manage the same procedures. During the peak shipping periods, our inspectors are dispatched to the various growers and distribution facilities to assist with the inspection of the large volume of flowers.

Our quality initiatives are supported by detailed product tracking which allows our customer service department to trace any issue resulting in customer dissatisfaction back to the grower, SKU and time of shipment for correction of the root cause. When a customer calls with a quality complaint, corrective action is taken and reports are cycled back to the growers and distribution facility to ensure that our quality commitment is constantly monitored.

We are initiating similarly strict quality assurance standards in conjunction with the launch of additional product categories.

Marketing and Promotions

Important drivers of our business are the ability to attract visitors to our branded websites, convert them into purchasing customers and establish a relationship in which they become repeat customers. Our marketing efforts focus on a variety of selective advertising techniques including online and offline marketing and promotional channels, such as Internet, print, radio, email, direct mail, public relations and television. We run cross-marketing or promotional campaigns which increase overall traffic and customer conversion rates. We also regularly review the effectiveness of our marketing programs.

Our strategy to convert visitors into purchasing customers includes the combination of easy-to-navigate websites, low price points and constant product updating. Customers can search through a variety of categories, making their purchases simple yet customized to a specific need. We also focus on constantly updating our website, allowing us to position higher selling products more prominently and remove less popular items on a real-time basis.

In the floral category, we focus on establishing and maintaining our relationship through marketing campaigns centered on key holidays and personalized occasions such as anniversaries or birthdays. Accordingly, we will contact a customer through email or direct mail in advance of the occasion. Customers who receive an email advertisement are able to link directly to a variety of products, allowing a quick and easy purchase.

Products

Floral

Through our Proflowers website, and the websites that we design and operate for other retailers, we currently offer a variety of fresh-cut flowers, plants and gift items. In addition to our core products, we are constantly working with our growers and suppliers to offer new products. We provide flowers for everyday use and for specific occasions such as Mother’s Day, Valentine’s Day, birthdays, Thanksgiving and Christmas. Each year, we design new products for these occasions and eliminate the lowest performing products from the prior year. As of September 30, 2003, we offered over 200 SKUs representing roses, other flowers and potted plants. In addition, we also provide our customers with gift add-ons or alternatives to their floral arrangements, including plush toys, wreaths, gift baskets, chocolates, gourmet desserts and popcorn. These non-floral products represented approximately 6% of net sales in fiscal 2003 and for the first quarter of fiscal 2004.

Other Perishables

We launched our Uptown Prime and Cherry Moon Farms websites in October 2003 and are now operating these branded websites using our existing technology, systems and expertise. On our new branded websites, we offer an assortment of premium products in each category intended for gift-giving or personal consumption. Through our Uptown Prime website, we offer premium meats in various cuts, such as Kobe beef and Premium Angus, and through our Cherry Moon Farms website, we feature an assortment of farm fresh, premium fruits. We believe the growth and profitability opportunities in these new categories are similar to the growth and profitability we have experienced in the floral category.

Distribution Facilities

In order to assist our planning and logistics capabilities, depending upon the time of year, we use between five and 10 distribution facilities located strategically across the U.S. based on proximity to population centers and distribution hubs. As of September 30, 2003, our distribution facilities are located in the Northeast, Indiana, Texas, California and Tennessee. With the sole exception of our Miami facility, these facilities are operated by third-parties that deal in the distribution of perishable products for a number of companies and that receive a per-order transaction fee for assisting in processing and packing our products. By distributing products through these distribution facilities, we maximize on-time delivery especially during peak shipment dates, distribute products in a more cost-effective manner and minimize the capacity constraints that may exist at an individual supplier location.

Customer Service

We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases is due, in part, to the strength of our customer support and service operations. We operate an in-house customer service center at our headquarters with 38 full-time and 52 part-

time and seasonal customer service representatives as of September 30, 2003. Our customer service representatives are empowered to meet our customers’ needs through phone, principally through the number 888-FRESHEST, or email 24-hours a day, seven days a week. During holidays and peak periods, our customer service center can scale to over 250 representatives through a combination of in-house and outsourced staff.

Our team of customer support and service personnel is responsible for assisting with phone orders, handling general customer inquiries, answering customer questions via phone and email about the ordering process and investigating the status of orders or shipments. Our representatives are also trained to document and code each problem allowing us to work directly with a specific supplier to identify the root cause of the problem and improve the overall quality of our products. Once an order has been completed, we follow-up with a personalized email encouraging customers to contact us with feedback. In the floral category, as part of our seven-day freshness guarantee, if our customers are not entirely satisfied with their order they can receive a replacement bouquet or refund. We contact both customers and recipients in order to measure customer satisfaction.

Our customer service department also works proactively to prevent issues before they occur. Our technology constantly tracks packages and if a shipment is delayed prior to FedEx departure, we will authorize a duplicate shipment to be sent out immediately to ensure our products reach the intended recipient as expected. If the problem occurs after the FedEx departure time, we will call or email the customer informing them of the situation and provide the customer with various options or replace the package that will not arrive. We believe that this proactive model of customer service defeats customer dissatisfaction before it occurs.

Our customer service and overall customer satisfaction has been rated as the highest in the online floral industry. In June 2003, Bizrate, a leading online research provider which also operates a shopping search engine that produces relevant search results by weighing price, popularity and availability of products against the reputations of merchants that sell them as rated independently by customers, recognized us for our overall customer satisfaction ranking higher than the average for the custom gifts and flowers category in a number of categories, including overall satisfaction and repurchase intent.

Technology and Systems

We believe our technology capabilities substantially differentiate us from our competitors. We internally developed and built a reliable, scalable, flexible and secure infrastructure using Microsoft.NET and JAVA (J2EE) technologies. The features and functionality of the six primary systems that make up our infrastructure (commerce, supply chain, customer relationship, transaction processing, data warehouse/reporting and user interface) have been created in direct response to the needs of customers, suppliers, retailers that use our market platform to sell perishable products, and employees.

Specifically, our infrastructure is designed to provide an e-commerce marketplace for the buyers and sellers of time-sensitive perishable products. Our technology accepts and validates customer orders, places and manages orders with suppliers, routes packages to the appropriate destination via FedEx, tracks the order and emails the customer automatically at order, shipping and delivery. We believe that we can easily customize our technology infrastructure to fulfill the branding and business needs of retailers that use our market platform to sell perishable products, and provide all the real-time and historical information needed to manage operational decisions and inform business analysis.

Our infrastructure consists of loosely coupled systems, web services and websites that use XML as the language for process integration across our internal systems and the external systems of retailers that use our market platform to sell perishable products. We believe this modular, highly scalable and customizable system make it possible to efficiently expand for the future needs of additional partners, customers and suppliers. Our transaction processing system has been designed to support over 300,000 orders in a single day which is over 50 times the projected average order day. Our technology today maintains data records for over 2.2 million registered customers with disk capacity to maintain records for over 20 million.

We engineered our systems and infrastructure to meet or exceed industry architecture standards. We built our systems to reduce the downtime in the event of system failures or catastrophic occurrences. Our websites are available 24 hours a day, seven days a week with minimal downtime required for maintenance. The hardware that supports our systems is hosted at the Level 3 Communications facility in San Diego, California. AT&T and SBC Communications provide the data and voice communication services for our infrastructure. All of our systems are double, and in many cases triple, redundant and have emergency power backup including full emergency backup capability at our headquarters in San Diego, California. We currently store our data on Microsoft Enterprise SQL Server 2000 databases running on a cluster of IBM servers and an IBM Storage Area Network. Our infrastructure uses a Compaq/Veritas system for off line tape backup and information storage. Our infrastructure’s web and application server farms consist of numerous load balanced IBM and Compaq servers running Microsoft’s Windows 2000 and Red Hat’s Linux operating systems and our web servers use Verisign’s digital certificates to conduct secure communications and transactions. We use Foundry Network’s load balancing systems, CISCO’s routers and switches, Nokia/Checkpoint firewalls and the open source Snort intrusion detection system. We monitor our infrastructure internally using Microsoft’s Operations Manager, and Mercury Interactive’s Site Scope systems. Our websites are monitored externally by Gomez and Mercury Interactive from dozens of sites located around the world.

As of September 30, 2003, we employed a total of 31 full-time personnel in the architecture, software engineering, quality assurance, infrastructure and operations, program management and information technology administration groups. In addition, as of September 30, 2003, we employed seven part time interns in our operations center to provide us night, weekend and holiday coverage.

Supplier Systems and Services

We believe our supplier systems and services are an important part of our technology infrastructure. When a new supplier joins our network, we begin by providing the supplier with a low-cost system consisting of a computer server and two or more high-speed label printers depending on the particular supplier’s order volume. Along with this system, we provide detailed training manuals and on-site training for use of the system. At peak periods, we send a member of our corporate team to manage and assist the supplier in fulfilling the orders at the quality level guaranteed to our customers.

Our supplier system is redundant for power, connectivity and other features. After an order is placed, our technology immediately directs the order to the appropriate supplier. At the supplier’s facility, a packing label will print that includes a packing slip, customer generated gift message and detailed FedEx label. The supplier will then package orders in our branded packaging materials or prepare individual products for bulk shipment. The package is then picked up by FedEx, scanned, and an email notification is sent to notify the customer that the order is in route.

Competition

The retail and online commerce market is rapidly evolving and intensely competitive. In particular, the floral, premium meat and fresh premium fruit categories are well represented through traditional channels as well as online. Our competitors can be divided into several groups, many of which use traditional supply chains to source and deliver their products. The products we offer can be purchased at supermarkets and warehouse stores as well as at specialty markets. Our floral competitors include traditional florists, catalog and online floral providers and floral wire services such as FTD, 1-800-FLOWERS and Teleflora. In the premium meat category, we believe our competitors include specialty butchers, mail order companies and other online premium meat providers, such as Omaha Steaks Company. We believe our competitors in the fresh fruit category include local farmers’ markets and specialty catalog companies, such as Harry & David. Additionally, we compete with specialty food companies and general gift companies.

We believe that the principal competitive factors in our chosen markets are high-quality products, freshness, brand recognition, selection, convenience, price, website performance, customer service and accuracy of order shipment.

Many of our current and potential traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to their website and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors or floral retailers as the use of the Internet and other online services increases.

Intellectual Property/Proprietary Rights

We use a combination of trademark, copyright and trade secret laws, including confidentiality agreements, to protect our proprietary intellectual property. We have a registered trademark for Proflowers in the U.S. and in Australia, Canada, the European Union, Japan, Mexico, New Zealand and Switzerland, and for “Freshness Factor” in the U.S. We have filed applications for three patents and for trademarks for our Provide Commerce, Uptown Prime and Cherry Moon Farms names. Our outstanding patent and trademark applications may not be allowed. Even if these applications are allowed, they may not provide us a competitive advantage. Competitors may challenge successfully the validity and scope of our existing and expected trademarks and, if issued, our patents. We have a copyright with respect to our flower logo.

To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property related to our website and fulfillment processes. Our proprietary processes and know-how are the systems we have developed for our customers to enable them to efficiently order our products at a lower cost to them and expense to us. Our patents, if issued, will not cover processes and know-how.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We believe that our service offering does not infringe the intellectual property rights of any third-party. However, we cannot assure you that we will prevail in any intellectual property dispute.

Government Regulation

We are subject to state, federal and international regulations covering e-commerce. These regulations currently affect our website and our business, including our user privacy policy, product pricing policies, website content, taxes, intellectual property and other property ownership rights. As use of the Internet continues to evolve, we expect that there will be an increasing number of laws and regulations pertaining to the Internet, and that existing laws will be applied to the Internet, in the U.S. and throughout the world. These new laws or regulations may relate to liability for information received from or transmitted over the Internet and quality of products and services sold over the Internet. These new laws or regulations may also amend existing laws governing taxes, intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues.

Further, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the U.S. and abroad. Regulations imposed by the Federal Trade Commission, or FTC, may adversely affect the growth of our business or our marketing efforts. The FTC has adopted regulations regarding the collection, maintenance, dissemination and use of personal identifying information obtained from individuals when accessing websites. These regulations include requirements that we establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct and delete personal information stored by us. They also contain specific parental consent provisions with respect to collecting information from children. These regulations also include enforcement and redress provisions. In addition, the FTC has conducted investigations into the privacy practices of companies that collect information on the Internet. We may become subject to the FTC’s regulatory and enforcement efforts with respect to current regulations or future regulations, or those of other governmental bodies, which may adversely affect our ability to collect demographic and personal information from users and our ability to email users, which could adversely affect our marketing efforts. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers. The adoption of or modification of laws applicable to Internet advertising, marketing or data collection could affect our ability to market our products, decrease the demand for our products, increase our costs or otherwise adversely affect our business.

Our flower offerings, premium meat offerings and fresh premium fruit offerings subject us to various federal, state and local government regulations relating to the sale and handling of crops and food items, including regulations imposed by the United States Food & Drug Administration, or FDA, the United States Department of Labor, Occupational Safety and Health Administration, or OSHA, the United States Department of Agriculture, or USDA, and Animal and Plant Health Inspection Service, or APHIS. We have designed our importation procedures and food handling operations to comply with such regulations. However, FDA, OSHA the USDA, APHIS or another federal, state or local food regulatory authority may require changes to our food sales and handling operations and importation procedures. We may not be able to make the requested governmental changes or obtain any required permits, licenses or approvals in a timely manner, or at all. Failure to make requested changes or to obtain or maintain a required permit, license or approval could cause us to incur substantial compliance costs and delay the availability of, or cancel, certain product offerings. In addition, any inquiry or investigation from a regulatory authority could have a negative impact on our reputation. Any of these events would harm our business and adversely affect our results of operations.

Employees

As of September 30, 2003, we had 127 full-time employees. Of these full-time employees, eight were in fulfillment operations, 31 were in technology and development, 22 were in marketing, 38 were in customer service, 28 were general or administrative employees and one was an international employee. We utilize part-time and temporary employees to respond to fluctuating seasonal demand around peak holidays periods. We had three part-time employees and 52 temporary employees as of September 30, 2003. Our employees are not covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

Legal Proceedings

We are not a party to any material legal proceedings that management believes would adversely affect our business. We may, however, become subject to lawsuits in the ordinary course of business.

Facilities

Our principal executive, administrative, technology, marketing and customer service facilities total approximately 31,000 square feet and are located at 5005 Wateridge Vista Drive in San Diego, California under a lease that expires in December 2004, with an option to renew through August 2009. Our monthly rent for this facility is $62,075 through December 2003, at which time our rent increases to $63,918 per month through the expiration of the lease in December 2004. We also lease an approximately 36,051 square foot office and warehouse facility located at 1351 Northwest 78th Avenue in Miami, Florida, which we utilize primarily as an import and transition point for products from our international suppliers. We pay monthly rent of $31,985 for the lease on that facility which expires in October 2005, with an option to renew for an additional two years.

MANAGEMENT

Executive Officers, Significant Employees and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers, significant employees and directors as of September 30, 2003.

Name	Age	Position(s)
William Strauss (1)	45	Chief Executive Officer and Assistant Secretary, Director
Abraham Wynperle	47	President and Chief Operating Officer
Kevin Hall	49	Chief Information Officer
Jonathan Sills	30	Senior Vice President, Strategy and Corporate Development
Rex Bosen	45	Vice President, Finance and Accounting, Corporate Treasurer and Secretary
Kenneth Constable	52	Senior Vice President and General Manager
Penny Handscomb	37	Vice President, Human Resources and Training
Mark Irace	35	Vice President, Acquisition Marketing
Mark Sottosanti	32	Vice President, Planning and Logistics
Kimberly Yin	39	Vice President, Marketing and Merchandising
Joel Tomas Citron (1)	41	Chairman of the Board of Directors
David E. R. Dangoor (2)(3)(4)	54	Director
Joseph P. Kennedy (4)	51	Director
Arthur B. Laffer, Ph.D. (1)	63	Director
Peter J. McLaughlin (2)(3)	65	Director
James M. Myers (2)	46	Director
Jordanna Schutz	23	Director

(1)	Member of the Executive Committee
(2)	Member of the Audit and Corporate Governance Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating Committee

William Strauss joined us in April 1998 as president and chief operating officer. Mr. Strauss was promoted to chief executive officer in November 1999 and was elected a member of our board of directors in December 1998. In October 2001, Mr. Strauss became our assistant secretary. Prior to joining us, Mr. Strauss was part of the senior management team at ChipSoft, Inc., the makers of TurboTax, which was acquired by Intuit, Inc. in 1993. In the early 1990s, Mr. Strauss was vice president of operations for Hanover Direct, a large catalog company. Mr. Strauss holds a B.A. in accounting from Syracuse University.

Abraham Wynperle joined us in November 1999 through our merger with Flower Farm Direct, Inc. Mr. Wynperle has more than 20 years of experience in the fresh cut flower industry in the U.S. In May 2000, Mr. Wynperle became our president and chief operating officer and a member of our board of directors. Prior to joining us, Mr. Wynperle was founder and chief executive officer of Flower Farm Direct, Inc., a direct-from-the-grower Internet floral retailer from January 1998 to November 1999. Prior to that, Mr. Wynperle was chief executive officer of Sunburst Farms-Floramerica Group, which was sold to Dole Food Company, Inc. in 1997. Mr. Wynperle holds an M.B.A. and a B.B.A. from the University of Puget Sound, Tacoma, Washington.

Kevin Hall joined us as chief information officer in August 2001. From September 1995 to January 2001, Mr. Hall served as chief technology and information officer for Amherst Technologies, a computer infrastructure and enterprise technology services company. Mr. Hall received the 2000 Smithsonian Laureate Medal, which is presented to top international information technology executives for visionary use of technology in business and in 1996 won an ENNE award for his work with scalable high transaction client server systems. Mr. Hall holds a B.S. in exercise science, cum laude, from the University of Massachusetts Amherst and has taken advanced coursework toward his M.B.A. in executive management at Loyola College.

Jonathan Sills joined us as vice president, strategy and product development in May 1999. He became vice president, strategy and general manager, business services in July 2000 and since December 2002 has served as senior vice president, strategy and corporate development. From October 1997 to May 1999, Mr. Sills worked as a management consultant at McKinsey & Company. A Fulbright Scholar, Mr. Sills holds an M.S. with distinction in history of science and technology from Oxford University and a B.S.E. in engineering and management systems, summa cum laude, from Princeton University.

Rex Bosen joined us as vice president, finance and accounting in September 2002. Mr. Bosen became our corporate treasurer in October 2002 and our secretary in September 2003. Prior to joining us, Mr. Bosen co-founded and served as chief financial officer at PhatPipe, Inc., a start-up company involved with the provision of high speed Internet access and e-commerce from September 1999 through January 2001. From September 1992 through October 1999, Mr. Bosen served as the controller at E/G Electro-graph, Inc., a manufacturing company. From August 1984 to September 1992, Mr. Bosen worked at Price Waterhouse. Mr. Bosen holds an MACC and B.S. in accounting from Brigham Young University.

Kenneth Constable joined us in September 2003 as senior vice president and general manager. Prior to joining us, Mr. Constable was with Dell Inc. from February 1999 to August 2003, where he served as vice president and general manager of several international divisions in Asia and Canada. From July 1994 to January 1999, Mr. Constable held a variety of senior positions at Nabisco, Inc., including president and chief executive officer of Nabisco Canada. Prior to that, Mr Constable was at PepsiCo from September 1978 through July 1994 where his senior management roles included regional vice president for Kentucky Fried Chicken Latin America, president of Frito-Lay Puerto Rico, vice president and chief marketing officer of Frito-Lay International, regional general manager of PepsiCo in South Latin America, and director of marketing of PepsiCo Japan. Prior to this global experience, Ken started his career as a brand manager with Procter & Gamble in Canada. Mr Constable holds an M.B.A. and a B.Sc. in electrical engineering from the University of Alberta.

Penny Handscomb joined us as vice president, human resources and training in May 1999. From June 1998 to May 1999, Ms. Handscomb served as vice president, human resources and training for Composit Communications, a customer interaction solutions company. Ms. Handscomb holds a Certified Human Resources Professional, or CHRP, designation from the Human Resources Association of Ontario, a diploma in management studies from Wilfrid Laurier University, Waterloo, Ontario, and a B.A. in human kinetics from the University of Waterloo.

Mark Irace joined us in March 1999 as our director of marketing analysis. In June 2003, he became our vice president, acquisition marketing. Mr. Irace served on the board of directors for the San Diego Direct Marketing Association from June 1995 to July 1998 as vice president of communications and webmaster, and has been the vice president for the San Diego Internet Marketers since June 2002. Mr. Irace holds a B.S. in Marketing from Miami University and is pursuing an M.B.A. with a venture capital emphasis from the University of San Diego.

Mark Sottosanti joined us as a senior analyst in October 1999. He became director of strategic research and analysis in March 2000 and since May 2000 has served as vice president, planning and logistics. Prior to joining us, Mr. Sottosanti ran A-V Health Promotions which he founded in June 1993, a business focused on expanding the market penetration of leading edge dental technologies. From 1995 to 1999, Mr. Sottosanti consulted for Lifecore Biomedical, a manufacturer of dental implant systems used in tooth replacement therapy, dental regeneration products, and hyaluronan (hyaluronic acid) products. Mr. Sottosanti holds a B.S. in economics from the Wharton School at the University of Pennsylvania.

Kimberly Yin joined us as vice president, marketing and merchandising in October 2002. Prior to joining us, from August 1998 through July 2002, Ms. Yin was a vice president of sales and marketing at Rokenbok Toy Company, a high-tech toy manufacturer, where she was responsible for worldwide marketing and sales strategy. Prior to her work at Rokenbok, Ms. Yin was general manager of Rancho Trade, Inc., a retail and catalog business from June 1996 through August 1998. Ms. Yin holds an M.B.A. from the University of Southern California and a B.S. in marketing from San Jose State University.

Joel Tomas Citron has served as a member of our board of directors since May 2000. Mr. Citron has served as chairman of our board of directors since October 2001. From October 2002, Mr. Citron has served as president and chief executive officer of Jovian Holdings, Inc. From 1998 to 2001, Mr. Citron was director, vice chairman, president and chief executive officer of Mastec Inc., a publicly traded end-to-end communications and energy infrastructure service provider. From 1992 to 1998, Mr. Citron was chairman and chief executive officer of Proventus Inc., the U.S. subsidiary of Proventus AB, a large investment holding company. From 1996 to 1998, Mr. Citron was chairman of American Information Systems, Inc., a network implementation and Internet software development company co-founded by Mr. Jared Schutz Polis, our founder. Mr. Citron currently serves as chairman of the board of directors of Oxigene Inc., a publicly traded bio-tech company. Mr. Citron holds an M.A. in Economics and a B.S. in business administration from the University of Southern California.

David E.R. Dangoor joined our board of directors in September 2003 and currently serves as the chairman of our compensation committee. Prior to his retirement in August 2002, Mr. Dangoor served as executive vice president for Philip Morris International Inc., a position he held from 1992. He also served in a variety of senior management roles with Philip Morris U.S.A. and Philip Morris International Inc. from 1977 through 1992. He is currently a principal of an international marketing consulting company of which Philip Morris International S.A. is a client. Mr. Dangoor is a member of the board of trustees of the American Scandinavia Foundation, a non-profit organization, a position he has held since March 1996. He is also a director of the board of the Swedish Chamber of Commerce, a non-profit organization, a position he has held since September 1995. He currently serves on the board of directors of BioGaia AB, a Swedish public biotechnology company. Mr. Dangoor holds the equivalent of an M.B.A. from Stockholm School of Economics.

Joseph P. Kennedy has served as a member of our board of directors since May 2000 and currently serves as the chairman of our nominating committee. Mr. Kennedy is a former U.S. congressman and House Banking Committee member and Subcommittee chairman. Since January 1998, Mr. Kennedy has served as the chairman and president of Citizens Energy Corporation, a non-profit company supporting a wide array of social and charitable programs in the U.S. and abroad. Mr. Kennedy holds a B.A. in public service from the University of Massachusetts Amherst.

Arthur B. Laffer, Ph.D. has served as a member of our board of directors since December 1998. Dr. Laffer has been chairman of Laffer Associates, an economic research and financial consulting firm, since 1979; chief executive officer of Laffer Advisors Inc., a broker-dealer, since 1981; and chief executive officer of Laffer Investments, an investment management firm, since 1999. Dr. Laffer presently serves on the boards of directors of the following publicly traded companies: PETCO Animal Supplies, Inc., Mastec Inc., Nicholas Applegate Growth Fund, Oxigene, Inc., MPS Group, Inc. and Veolia Environment. Dr. Laffer is a 1963 graduate of Yale University. Dr. Laffer received his M.B.A. in 1965 and his Ph.D. in economics in 1971, each from Stanford University.

Peter J. McLaughlin joined our board of directors in September 2003 and currently serves as the chairman of our audit and corporate governance committee. Mr. McLaughlin is currently the associate director of principal gifts for Boston College, a position he has held since September 2002. From September 1999 through August 2002, he was the managing director of Bernheimer Associates, a merger and acquisition firm concentrating on representing companies for sale in the direct marketing and direct mail businesses. From March 1996 through August 1999, he served as the executive vice president of corporate development for Vestcom International, a document management business. Mr. McLaughlin has served in a number of other senior management positions with various companies, including senior vice president of First Image Management Company, chief executive officer of Micrographics Systems, and president and chief executive officer of Alves Photo. Mr. McLaughlin received an M.B.A. from Northeastern University and an A.B. in economics from Boston College.

James M. Myers joined our board of directors in November 2003. Mr. Myers is currently the executive vice president and chief financial officer of PETCO Animal Supplies, Inc., a publicly traded company which he joined in May 1990. Mr. Myers became executive vice president of PETCO in March 2001 and has been its chief financial officer since 1998. From 1996 to 1998, Mr. Myers served as senior vice president, finance and before that as vice president, finance and as vice president and controller of PETCO. From 1980 to 1990, Mr. Myers held various positions at the accounting firm of KPMG LLP, including senior audit manager. Mr. Myers also presently serves on the board of directors of PETCO. Mr. Myers is a certified public accountant and received an accounting degree from John Carroll University.

Jordanna Schutz joined our board of directors in September 2003. From May 1999 through December 1999, Ms. Schutz served as director of development of Bluemountain.com, an Internet electronic greeting card website. Bluemountain.com was sold to Excite@Home in December 1999. Ms. Schutz was a full-time student at Harvard University from September 1998 until June 2003, other than the time she spent at Bluemountain.com. While a student at Harvard, she pursued physical chemistry research in the area of nanotechnology and served on the student executive council of the Technology and Entrepreneurship Center at Harvard. She received a B.A. in physics and math from Harvard in 2003.

On October 3, 2003, Ms. Kathleen Connell was elected to our board. Ms. Connell currently serves as the president of Connell Group, an investment advisory firm, and from January 1995 through January 2003, she served as the controller for the State of California. She attended her first board and audit committee meetings on October 27, 2003, at which time she was appointed to the audit committee of our board of directors. A special meeting of the board was held on October 28, 2003 by teleconference, which she also attended.

Following a discussion with two of our directors on November 3, 2003 in which Ms. Connell’s resignation from the board was requested, Ms. Connell submitted her resignation in a letter dated November 5, 2003 (which her counsel claimed in a letter dated November 10 she had decided to submit prior to our November 3 request). When the two directors requested Ms. Connell’s resignation, they offered a severance payment of $25,000, an amount equal to our annual director’s retainer fee. Consistent with our historical employee severance practices, we also offered to execute a mutual release and non-disparagement agreement.

In her resignation letter, Ms. Connell referred to a separate letter to our board of directors in which she states that she had raised at the October 27 board and audit committee meetings and thereafter a series of questions regarding the company. In her separate letter, which was also dated November 5, 2003, Ms. Connell identified the following as matters that should receive further review by our board, and expressed her opinion that the process by which these matters had been addressed was not consistent with what is expected of a publicly traded company:

•	full compliance with the spirit, as well as the technical requirements of Sarbanes-Oxley;

•	the methodology for determining executive compensation;

•	the limited information presented to the audit committee at its meeting regarding September financials;

•	the need to expand the role and oversight of the audit committee;

•	the importance of succession planning; and

•	the commitment of senior executives to the company following exercise of their options.

On November 6, following our receipt of Ms. Connell’s November 5 letters, we withdrew our offers of the director’s retainer and a mutual release and non-disparagement agreement, and directed members of the securities litigation group of Clifford Chance US LLP to investigate the matters raised in the letters. In the course of the investigation, they interviewed all the directors present at the meetings other than Ms. Connell, who, through her counsel, has thus far declined to speak or meet with us or our investigating counsel. In addition, our investigating counsel interviewed our auditors and outside general corporate counsel, a member of Clifford Chance US LLP, who were present at the meetings. Our investigating counsel also reviewed relevant corporate records and documents, including documents relating to the October 27 and 28 board and committee meetings and the matters raised in Ms. Connell’s letters.

On November 14, 2003, our board of directors received a detailed, oral presentation on the investigation covering each of the areas of concern identified by Ms. Connell. Our board then asked questions of investigating counsel, participated in a discussion and considered what actions, if any, should be taken as a result of the investigation and report. The board unanimously concluded that the investigation had been thorough and that the company’s processes for addressing the matters raised by Ms. Connell were adequate. While the board was satisfied with the results of the investigation and concluded that no further investigation was required, the board also acknowledged the importance of the matters discussed at the meeting and unanimously resolved to continue to focus on them.

Board Composition

Our board of directors currently consists of eight members—Messrs. Strauss, Citron, Dangoor, Kennedy, McLaughlin and Myers, Ms. Schutz and Dr. Laffer. Our directors, other than Mr. Strauss, are not, and have never been, employees of our company or any of our subsidiaries. Each of Messrs. Dangoor, Kennedy, McLaughlin and Myers are independent directors, or Independent Directors, as defined by Rule 4200(a)(14) of the National Association of Securities Dealers listing standards.

Our restated bylaws provide that the authorized number of directors, which is currently nine, may be changed only by a resolution adopted by at least a majority of our directors then in office or by holders of at least a majority of our outstanding shares represented at our annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors.

Board Committees

Our board of directors has established an executive committee, an audit and corporate governance committee, a compensation committee and a nominating committee.

Executive Committee.    The executive committee currently consists of Messrs. Citron and Strauss and Dr. Laffer. The executive committee assists our board of directors in the management of our business and affairs with the powers and authority of our board of directors as directed by our board.

Audit and Corporate Governance Committee.    The audit and corporate governance committee consists of Messrs. McLaughlin (chairman) Dangoor and Myers, each of whom are Independent Directors. The audit and corporate governance committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit and corporate governance committee reviews and monitors our financial statements and accounting practices, appoints, determines funding for, and oversees our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions. The audit and corporate governance committee also assists the board of directors in developing and recommending to our board corporate governance guidelines and by providing oversight with respect to corporate governance and ethical conduct. Mr. Myers will be our audit committee financial expert under SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002.

Compensation Committee.    The compensation committee consists of Messrs. Dangoor (chairman) and McLaughlin, each of whom are Independent Directors. The compensation committee makes decisions and recommendations regarding salaries, bonuses, benefits and incentive compensation for our directors and executive officers and administers our incentive compensation and benefit plans, including our 2003 Stock Incentive Plan and our 2003 Employee Stock Purchase Plan.

Nominating Committee.    Our nominating committee consists of Messrs. Kennedy (chairman) and Dangoor, each of whom are Independent Directors. The nominating committee assists the board of directors in fulfilling its responsibilities by:

•	identifying and approving individuals qualified to serve as members of our board of directors;

•	selecting director nominees for our annual meetings of stockholders; and

•	evaluating our board’s performance.

Other Committees.    Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

As of September 2003, our compensation committee consists of Messrs. Dangoor and McLaughlin. Neither member of our compensation committee serves or has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our compensation committee.

In fiscal 2003, our compensation committee consisted of Messrs. Kennedy and Jared Schutz Polis, our former secretary and a former director, and Dr. Laffer. Neither Mr. Kennedy nor Dr. Laffer is currently an officer or employee of our company. Mr. Polis was our corporate secretary during fiscal 2003. Mr. Polis is also the managing member of JPS International LLC which is the general partner of Internet Floral Concepts, L.P. We have entered into various transactions with JPS International LLC and Internet Floral Concepts, L.P. as well as various transactions with Dr. Laffer. See “Related Party Transactions.” In 2003, Mr. Polis, one of our former directors, Mr. Citron, the chairman of our board of directors, Dr. Stephen Schutz, one of our former directors, Dr. Laffer, one of our directors and a former member of our compensation committee, and Ms. Schutz, a current director, each served as a member of the board of directors of Jovian Holdings, Inc., a wholly owned subsidiary of JPS International LLC, one of our stockholders, which is the investment advisory and decision making entity for JPS International LLC, our stockholder Internet Floral Concepts, L.P. and for the shares of our common stock held by Mr. Polis. Mr. Citron is also the president and chief executive officer of Jovian Holdings, Inc. Mr. Citron has entered into an employment agreement with Jovian Holdings, Inc. under which, as consideration for Mr. Citron’s services as president and chief executive officer and for the appreciation in value of a portfolio of securities held by JPS International LLC and its affiliates, Jovian Holdings, Inc. is obligated to pay him 6% of any distributions on or proceeds from the sale of shares of our capital stock held by JPS International LLC, Internet Floral Concepts, L.P. or Mr. Polis above a predetermined valuation, as well as 6% of the aggregate appreciation in the fair market value, if any, of such shares above the predetermined valuation. JPS International LLC is obligated, as consideration for Mr. Citron’s agreement to serve as the chairman of our board of directors, to pay Mr. Citron a $750,000 fee upon completion of this offering pursuant to a separate agreement.

Compensation of Directors

We currently pay Mr. Citron, the chairman of our board of directors, a monthly retainer and fixed reimbursement compensation of $11,000 to serve as the chairman of our board of directors, which includes all expenses incurred by Mr. Citron on our behalf except for airfare, transportation and hotels for which we separately reimburse Mr. Citron.

In June 2002, we entered into a letter agreement with Mr. Citron, which provided for specified payments in the event we were acquired by merger or as a result of a sale of substantially all of our assets. In October 2003, our compensation committee approved the implementation of a deferred compensation arrangement to supersede this letter agreement, effective upon this offering, subject to a minimum of $1.25 million.

In April 2003, we agreed to pay Mr. Kennedy and Dr. Laffer each an annual retainer of $25,000 to serve as directors for the fiscal year 2004.

We do not currently pay our other directors cash compensation for their service as members of our board of directors, but we do reimburse them for the reasonable expenses of attending meetings of the board of directors or committees. We have also granted options to purchase shares of our common stock to members of our board of directors.

Following the effectiveness of this offering, we intend to pay our non-employee board members the following fees related to their service on our board of directors, assuming they attend at least 75% of the meetings of our board of directors or the committees on which they are members:

•	annual retainer of $25,000;

•	per committee meeting $1,000; and

•	annual retainer for serving as board committee chairman of $5,000.

In the event that a board member attends less than 75% of such meetings, the board member would receive 50% of the cash compensation he or she would otherwise receive. Mr. Citron has indicated that he will decline these payments.

We also intend to promptly reimburse our non-employee directors for reasonable expenses incurred to attend meetings of our board of directors or its committees.

Under our 2003 Stock Incentive Plan, which will become effective immediately upon the signing of the underwriting agreement for this offering, we will grant an option to purchase 10,000 shares of our common stock to each person who is serving as a non-employee board member on the date that the underwriting agreement for this offering is signed, provided that person has not previously been employed by us or any parent or subsidiary corporation. In addition, we will grant an option to purchase 10,000 shares of our common stock to each person who first becomes a non-employee member of our board of directors at any time after the completion of this offering on the date that person joins our board of directors, provided that person has not previously been employed by us or any parent or subsidiary corporation. Finally, on the date of each annual stockholders’ meeting beginning in 2004, we will grant each non-employee member of our board of directors an option to purchase 2,500 shares of common stock, provided such individual has served as a non-employee member of the board of directors for at least six months.

In addition, to the extent that we elect to provide additional incentive to our board of directors, we may provide each non-employee board member with the opportunity to apply all or a portion of fees for board service to the acquisition of a below-market option grant. The option grant would automatically be made on the first trading day in January in the year for which the fee would otherwise be payable in cash. The number of shares subject to the option will be determined by dividing the reduction amount by two-thirds of the fair market value per share on the grant date. The exercise price per share will be equal to one-third of that fair market value. As a result, the difference between the fair market value of the option shares on the grant date and the aggregate exercise price payable for those shares will be equal to the amount of fees invested in that option.

Our non-employee board members may be designated as eligible to participate in our Deferred Compensation Plan.

For a detailed description of our benefit plans, please see “Employee Benefit Plans.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Our certificate of incorporation, to be effective upon the closing of this offering, provides that we will indemnify our directors, officers and employees to the fullest extent permitted by Delaware law, and that our directors will not be personally liable for monetary damages to us or our stockholders for any breach of fiduciary duties to the fullest extent permitted by Delaware law.

Similarly, our restated bylaws, to be effective upon the closing of this offering, provide that we will indemnify our directors, officers and employees to the fullest extent permitted by Delaware law. We are also empowered under our restated bylaws to enter into indemnification agreements with our directors, officers, employees and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify. We intend to enter into indemnification agreements with each of our current and future directors and executive officers which may, in some cases, be broader than the specific indemnification provisions contained in Delaware law.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

We have an insurance policy covering our directors and officers with respect to specified liabilities, including liabilities arising under the Securities Act, or otherwise.

Executive Compensation

Summary of Cash and Other Compensation

The following table shows all compensation received during the year ended June 30, 2003 by our chief executive officer and the four other most highly compensated executive officers whose salary and bonus in such fiscal year for services rendered in all capacities to us during such fiscal year exceeded $100,000. These individuals are referred to as the “named executive officers.” The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation	All Other Compensation(1)
	Salary	Bonus	Securities Underlying Options(#)
William Strauss	$364,519	$248,310	777,217	—
Chief Executive Officer and Assistant Secretary
Abraham Wynperle	244,615	70,000	163,463	—
President and Chief Operating Officer
Kevin Hall	222,115	60,000	82,297	—
Chief Information Officer
Jonathan Sills	169,808	40,000	82,297	—
Senior Vice President, Strategy and Corporate Development
Mark Sottosanti	133,004	40,000	65,837	—
Vice President, Planning and Logistics

(1)	In accordance with the rules of the SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by our named executive officers that do not exceed, in the aggregate, the lesser of $50,000 or 10% of any such officer’s salary and bonus disclosed in this table.

Option Grants and Aggregated Option Exercises in the Last Fiscal Year

No options were granted or exercised by the named executive officers during the fiscal year ended June 30, 2003.

Fiscal Year End Option Values

The following table shows information concerning the number and value of unexercised options held by each of the named executive officers listed in the summary compensation table above at June 30, 2003. Options shown as exercisable in the table below are immediately exercisable. However, we have rights to repurchase shares of the common stock underlying some of these options upon termination of the holder’s employment with us. There was no public trading market for the common stock as of June 30, 2003. Accordingly, the value of unexercised in-the-money options listed below at June 30, 2003 has been calculated on the basis of the fair market value of our common stock as determined by our board of directors of $11.39 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

	Number of Securities Underlying Unexercised Options at June 30, 2003		Value of Unexercised In-the-Money Options at June 30, 2003
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
William Strauss	777,217	—	$8,350,673	—
Abraham Wynperle	163,463	—	1,613,820	—
Kevin Hall	82,297	—	812,500	—
Jonathan Sills	82,297	—	812,500	—
Mark Sottosanti	65,837	—	650,000	—

Employee Benefit Plans

2003 Stock Incentive Plan

Our 2003 Stock Incentive Plan is intended to serve as the successor program to our 1998 Stock Option/Stock Issuance Plan and our 1999 Stock Option/Stock Issuance Plan. Our 2003 plan was adopted by our board of directors in September 2003 and by our stockholders in November 2003. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. At that time, all outstanding options under the predecessor 1998 and 1999 plans will be transferred to our 2003 plan, and no further option grants will be made under those predecessor plans. The transferred options will continue to be governed by their existing terms, unless our compensation committee elects to extend one or more features of our 2003 plan to those options. Options granted under our 2003 plan are generally non-transferable other than by will or the laws of inheritance or certain transfers for tax or estate planning purposes.

We have initially reserved a number of shares of our common stock for issuance under our 2003 plan equal to (i) the number of shares that will be carried over from our 1998 and 1999 plans, including the shares subject to outstanding options thereunder which number shall not exceed 1,083,854 shares as of September 30, 2003, plus (ii) 3,000,000 shares. As of September 30, 2003, the number of shares reserved for issuance under our 1998 and 1999 plans, including shares subject to outstanding options thereunder is 3,081,613, and accordingly 1,083,854 shares of common stock is the maximum, as of such date, that will be rolled into our 2003 plan. The number of shares of our common stock reserved for issuance under our 2003 plan is subject to adjustment in connection with any stock split, stock dividend, recapitalization, combination of shares or similar change affecting our outstanding common stock following our proposed initial public offering. The number of shares of common stock available for issuance under our 2003 plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2004, by an amount equal to the lesser of (i) 3% of the total number of shares of our common stock outstanding on the last trading day in December of the preceding calendar year, (ii) 625,000 shares or (iii) such amount as our board may determine. In addition, no participant in our 2003 plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 500,000 shares of our common stock in the aggregate per calendar year.

Our 2003 plan is divided into five separate components:

•	the discretionary option grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date;

•	the stock issuance program, under which such individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service;

•	the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants;

•	the automatic option grant program, under which option grants will automatically be made at periodic intervals to our non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

•	the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of the annual fees otherwise payable to them in cash each year to the acquisition of special below-market option grants.

Eligibility.     Non-statutory stock options, stock appreciation rights or stock awards may be granted under our 2003 plan to employees, directors and consultants of ours, our affiliates and subsidiaries. Incentive stock options may be granted only to employees of ours or any future subsidiaries.

Discretionary Option Grant and Stock Issuance Programs.    The discretionary option grant program and the stock issuance program will be administered by the compensation committee. This committee, in its discretion, will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, and the terms and conditions of each award including, without limitation, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding, provided that no option term may exceed 10 years measured from the date of grant. The committee, in making its determination, may consider the compensation awarded to directors and officers at other companies, our corporate performance, the individual’s performance and any other factors the committee deems appropriate.

Vesting of any option grant or stock issuance is contingent on continued service with us. Upon the cessation of an optionee’s service, any unvested options granted under the discretionary option grant program will terminate and will be forfeited. Any vested but unexercised options (i) will terminate immediately if the optionee is terminated for misconduct, or (ii) if the cessation of service is other than for misconduct, will remain exercisable for such period of time as determined by the compensation committee at the time of grant and set forth in the documents evidencing the option. The compensation committee has the discretion, however, at any time while the option remains outstanding to (i) extend the period of time that the option may be exercisable following the cessation of an optionee’s service (but not beyond the term of the option) and (ii) permit the optionee to exercise following a cessation of service options that were not vested at the time of the cessation of service.

If a participant’s service with us ceases while shares issued under the discretionary grant or stock issuance programs remain unvested, or if any performance objectives are not met, then those shares will be surrendered immediately to us, and cancelled. If any consideration was paid by the participant for such shares, we will repay the participant the lower of (i) the cash consideration paid for the surrendered shares, or (ii) the fair market value of the surrendered shares at the time of cancellation. The compensation committee has the discretion, however, to waive any surrender and cancellation that otherwise would occur upon the cessation of the participant’s service or the non-attainment of the applicable performance objectives. This will result in the immediate vesting of those shares to which the waiver applies. Such a waiver may occur at any time before or after the cessation of the participant’s service or the attainment or non-attainment of the applicable performance objectives.

The exercise price for the shares of common stock subject to option grants made under our 2003 plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. Subject to applicable law, the option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, subject to applicable law, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including options transferred from the 1998 and 1999 plans, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

Stock appreciation rights are authorized for issuance under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares of common stock subject to the surrendered option, less the aggregate exercise price payable for those shares. Such appreciation distribution may be made in cash or in shares of common stock. None of the outstanding options under our 1998 or 1999 plans contain any stock appreciation rights.

In the event that we are acquired by a merger, a sale by our stockholders of more than 50% of our outstanding voting stock or a sale of all or substantially all of our assets, the vesting of each outstanding option under the discretionary option grant program will automatically accelerate in full except to the extent that such option (i) will be assumed by the successor corporation or otherwise continued in effect or (ii) will be replaced with a cash incentive program of a successor corporation of the type described in the 2003 plan. In addition, in such event all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent (i) our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continue in effect, or (ii) accelerated vesting otherwise is precluded by other limitations imposed at the time of grant. However, the compensation committee will have complete discretion to structure any or all of the options under the discretionary option grant program so those options will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation or otherwise continued in effect. Alternatively, the compensation committee may condition such accelerated vesting upon the subsequent termination of the optionee’s service with us or the acquiring entity. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a hostile takeover, whether accomplished through a tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board of directors through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such hostile takeover or upon the subsequent termination of the individual’s service. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

All of the options and unvested shares currently outstanding under our 1998 and 1999 plans will immediately vest in the event we are acquired by a merger, a consolidation in which more than 50% of our outstanding stock is transferred, a sale of substantially all our assets or, in the case of our 1998 plan, a tender offer or exchange offer in which the offeror acquires at least 15% of our outstanding voting stock, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity.

We intend that any compensation deemed paid by us in connection with the exercise of options granted under the discretionary option grant program for the disposition of the shares purchased under those options will be regarded as “performance-based,” within the meaning of Section 162(m) of the Internal Revenue Code, and that such compensation will not be subject to the annual $1 million limitation on the deductibility of compensation paid to covered executive officers which otherwise would be imposed pursuant to Section 162(m).

Salary Investment Option Grant Program.    The compensation committee will have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years. The committee, in making its selections, has the sole and exclusive authority over which individuals to include. In the event the compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files such a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee’s salary is reduced under the program. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect, contingent on continued service with us. If a participant ceases service with us for any reason, any vested but unexercised option will be exercisable until the earlier of (i) the expiration of the ten-year option term, or (ii) three years measured from the date of cessation of service.

The remaining terms of each option granted under the salary investment option grant program are the same as the terms in effect for option grants made under the discretionary option grant program.

Automatic Option Grant Program.    Under the automatic option grant program, each individual who is serving as a non-employee board member on the date the underwriting agreement for this offering is signed will be granted an option to purchase 10,000 shares of our common stock, and each individual who first becomes a non-employee board member at any time after the date of signing of the underwriting agreement for this offering will receive an automatic option grant to purchase 10,000 shares on the date such individual joins our board of directors, provided in each case that such individual has not been in our prior employ. In addition, on the date of each annual stockholders meeting held after the date of signing of the underwriting agreement for this offering, each non-employee board member who is to continue to serve as a non-employee board member will automatically be granted an option to purchase 2,500 shares of our common stock, provided such individual has served on our board for at least six months.

The automatic grants made to individuals who are serving as non-employee board members on the date the underwriting agreement for this offering is signed will have an exercise price per share equal to the price per share at which our common stock will be sold to the public pursuant to the underwriting agreement. Each subsequent automatic option grant will have an exercise price per share equal to the closing selling price per share of our common stock on the grant date. Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee’s cessation of board service. Each option will be immediately exercisable for all of the option shares; however, we may repurchase, at the lower of the exercise price paid per share and the fair market value of the shares at the time of repurchase, any shares purchased under the option which are not vested at the time of the optionee’s cessation of board service. The shares subject to each initial 10,000-share automatic option grant will vest in a series of four successive annual installments upon the optionee’s completion of each year of board service over the four-year period measured from the grant date. The shares subject to each annual 2,500-share automatic option grant will vest upon the optionee’s completion of one year of board service measured from the grant date. Any vested but unexercised option will be exercisable for a period of twelve months following the cessation of the optionee’s board service. However, the shares subject to each automatic option grant will immediately vest in full upon the optionee’s death or disability while a board member.

The remaining terms of each option granted under the automatic option grant program are the same as the terms in effect for option grants made under the discretionary option grant program.

Director Fee Option Grant Program.    Should the director fee option grant program be activated for any future calendar year, each non-employee board member will have the opportunity to apply all or a portion of any cash fee for board service for such year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the fee election is to be in effect, contingent on continued board service. If an optionee ceases board service for any reason, any vested but unexercised option will be exercisable until the earlier of (i) the expiration of the ten-year option term, or (ii) three years measured from the date board service ceased. However, any unvested option will become immediately exercisable for all the option shares upon the optionee’s death or disability while serving as a board member.

The remaining terms of each option granted under the director fee option grant program are the same as the terms in effect for option grants made under the discretionary option grant program.

Our 2003 plan will also have the following features:

•	Outstanding options under the salary investment, automatic option and director fee option grant programs will immediately vest and become exercisable in full if we are acquired by a merger, a sale by our stockholders of more than 50% of our outstanding voting stock or a sale of substantially all our assets, or if more than 50% of our outstanding voting stock is acquired through a hostile tender offer or a change in the majority of our board of directors occurs as a result of one or more contested elections.

•	Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment, automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

•	Our board of directors may amend or modify the 2003 plan at any time, subject to any required stockholder approval or participant consent. The 2003 plan will terminate no later than September 15, 2013.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan was adopted by our board of directors in September 2003 and by our stockholders in November 2003. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code, and is designed to allow our eligible employees and the eligible employees of our participating affiliates to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. However, an employee who would own 5% or more of the total combined voting power or value of all classes of our common stock is not eligible to participate in the plan.

We have initially reserved 200,000 shares of our common stock for issuance under the plan, such share number not to be subject to adjustment in connection with any stock split prior to our proposed initial public offering. The number of shares of our common stock reserved for issuance under the plan is subject to adjustment in connection with any stock split, stock dividend, recapitalization, combination of shares or similar change affecting our outstanding common stock following our proposed initial public offering. The number of shares of our common stock reserved for issuance under the plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2004, by an amount equal to the lesser of (i) 3% of the total number of shares of our common stock outstanding on the last trading day in December in the preceding calendar year, (ii) 40,000 shares or (iii) such amount as determined by our board of directors.

The plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of June and December each year. Each offering period will have a duration of 24 months, unless otherwise determined by the compensation committee. However, the initial offering period will start on the date the underwriting agreement for this offering is signed and end on the last business day in November 2005. The subsequent offering periods will start on the first business day of June and December of each year, with the first subsequent offering period commencing on the first business day in June 2004.

All eligible employees may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time. To be eligible, an employee must be regularly expected to render more than 20 hours of service per week for more than five months per calendar year.

A participant may contribute up to 10% of his or her total earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. The initial purchase date will occur on the last business day of May 2004. The second purchase date will occur on the last business day of November 2004. Semi-annual purchase dates after the second purchase date will occur on the last business day of May and November each year. However, a participant may not purchase more than 1,500 shares on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period. No participant may purchase shares under the plan for an aggregate purchase price in excess of $25,000 based on the fair market value per share on the date or dates the right to purchase such shares was granted for each year.

If the fair market value per share of our common stock on any semi-annual purchase date within a particular offering period is less than the fair market value per share on the start date of that offering period, then the participants in that offering period will automatically be transferred and enrolled in the next two-year offering period commencing after the purchase date.

Should we be acquired by merger or the sale of substantially all of our assets or more than 50% of our outstanding voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition to the extent that participants do not opt out of such exercise prior to such date. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

The following provisions will also be in effect under the plan:

•	The plan will terminate 10 years following the signing of the underwriting agreement for this offering.

•	The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

Deferred Compensation Plan

Introduction.    The Deferred Compensation Plan will become effective on January 1, 2004. The Deferred Compensation Plan is an unfunded non-qualified plan designed to permit designated non-employee directors and certain highly compensated employees of the company and its subsidiaries (each an “Employee”) to accumulate additional income for retirement. Among other things, the Deferred Compensation Plan permits participants to defer receipt of certain compensation, as well as certain income for stock option exercises. A committee appointed by the board of directors will administer the Deferred Compensation Plan.

Eligibility.    Employees and non-employee directors designated as eligible to participate in the Deferred Compensation Plan may participate.

Elective Deferrals.    Each participant may execute a deferral election form with respect to salary and bonus for any calendar year. For each plan year, a participant may elect to defer a minimum of $2,000 and a maximum of 50% of his or her annual base salary, and may elect to defer a minimum of $2,000 and a maximum of 100% of his or her annual bonus. If elected, 100% of director cash fees may be deferred. Such salary reduction agreement with respect to any year must be executed and delivered to the committee no later than the last day of the preceding calendar year. An individual selected to participate may commence participation upon the January 1, April 1, July 1 and October 1 immediately following the date he or she has completed all enrollment requirements. In addition, participants may defer the receipt of qualifying stock option gain upon the exercise of any eligible stock option. The participant must make a separate election with respect to such deferred gain in a prior plan year and at least six months before the date of exercise.

Matching and Discretionary Contributions.    Each plan year, we may, but are not obligated to, make a matching contribution to any or all participants in an amount of 50% of the participant’s deferred annual bonus or annual bonus. In no event will such match exceed 10% of the participant’s annual base salary with respect to deferrals of base salary and 10% of annual bonus with respect to deferrals of the annual bonus. We may, but are not obligated to, make discretionary contributions to any or all participants’ accounts under the plan.

Accounts.    A bookkeeping account and, if applicable, a stock option sub-account for stock option deferrals will be maintained for each participant for the purpose of recording the current value of his or her contributions, and earnings credited. The account is for bookkeeping purposes only, and we are under no obligation to segregate any assets to provide for the Deferred Compensation Plan’s liabilities. Participants may designate one or more investments permitted by the administrator as the measure of investment return on a participant’s account. Such selection is for bookkeeping purposes only, and we are under no obligation to actually invest any money in such measuring instrument. Each participant’s account is adjusted on a basis determined by the committee appointed to administer the plan to reflect earnings and losses on the participant’s designated measuring investments. If a participant does not designate one or more investments as the measure of the investment return on the participant’s account, then such participant’s account will be credited with interest at a rate determined by the administrator.

Distributions.    Amounts credited to a participant’s account will be distributed as soon as practicable after the earlier of the participant’s termination of employment, early retirement allotment of age 55 with 10 years of service or attainment of age 65. The distribution of benefits to the participant upon retirement will be made in accordance with the participant’s election, to be paid in a lump sum or in annual installments over a period not to exceed 15 years. Such distribution period must be elected on an election form at least three years before the participant retires. Upon a termination of employment prior to a participant’s retirement, the participant shall receive a termination benefit equal to the participant’s account balance, and such benefit will be paid in a lump sum no later than 60 days from such termination.

Amendment and Termination.    The employer has the right to refuse to allow a participant to make additional income deferrals under the Deferred Compensation Plan at any time. The Deferred Compensation Plan may be amended or terminated in whole or in part at any time by the employer in its sole discretion.

Supplemental Executive Retirement Plan

Introduction.    The Supplemental Executive Retirement Plan, or SERP, will become effective on January 1, 2004. The SERP is an unfunded non-qualified plan that is designed to provide certain designated management and highly compensated employees of the company and its subsidiaries with additional income for retirement. A committee appointed by the board of directors will administer the SERP.

Eligibility and Enrollment.    Management and highly compensated employees who are at least 21 years of age and have completed 90 days of continuous employment may be designated by the plan administrator to participate in the SERP. Each participant must complete, execute and deliver to the plan administrator a plan agreement and beneficiary designation form.

Vesting.    Generally, a participant’s SERP benefit vests in 20% increments after five years of service (i.e., the participant becomes 100% vested after nine years of service). Upon a change of control of the company a participant will become full vested in his or her SERP benefit.

Benefits.    A participant will be due a benefit upon early or normal retirement, disability, death or other termination of employment. The ordinary benefit is a benefit equal to the product of .015, the number of years of service (as defined for purposes of the SERP) and the participant’s final average compensation (generally the highest five consecutive year average compensation during the prior 10 years) reduced by certain amounts paid under the Deferred Compensation Plan and payable in equal installments over 15 years commencing at normal retirement (age 65). If an ordinary benefit commences prior to normal retirement, the participant will receive the actuarial equivalent of his or her vested benefit at normal retirement, generally paid out over 15 years. The benefit for the chairman of our board of directors as of December 1, 2003 is $232,448 payable annually over 20 years commencing at age 55. If the benefit for the chairman of our board of directors commences before our chairman is 55, our chairman will receive the actuarial equivalent of his or her benefit in a lump sum which shall in no event be less than $1,250,000. If the participant dies before receiving all of his or her vested SERP benefit then his or her beneficiary shall receive the remaining scheduled annual installments of the SERP benefit in a lump sum payment after the participant’s death. If the participant dies prior to his or her termination of employment and prior to receiving any portion of his or her SERP benefit then the participant’s beneficiary shall receive a pre-retirement survivor benefit of 100% of the participant’s compensation for one year and 50% of such compensation for the following four years. Notwithstanding the foregoing, if a participant is terminated for cause, or if a termination for cause is determined to have existed after a participant’s termination of employment for any reason, then the plan administrator may determine that no benefits will be paid to or continue to be paid to a participant or his or her beneficiary.

Amendment and Termination.    The employer reserves the right to amend, in whole or in part, or terminate the SERP at any time in its sole discretion.

Employment and Change of Control Arrangements

We have entered into the following agreements relating to the employment of our named executive officers.

In February 2003, we entered into an amended and restated employment agreement with William Strauss to serve as our chief executive officer. This agreement is not for a specified term and may be terminated by us or Mr. Strauss at any time with 60 days prior written notice, provided we can terminate the agreement immediately and unilaterally in the event that we terminate Mr. Strauss with cause or terminate him without cause in accordance with the provisions of the agreement. Under this agreement, if Mr. Strauss is terminated by us without cause, we are required to pay him a one-time severance benefit of $1 million, an additional severance benefit of $200,000 payable over 30 months from the date of termination, his health benefits are to be continued for 30 months after the date of termination and all of his stock options will immediately vest in full, provided he executes a general release of all claims he may have against us. Under the agreement, “termination without cause” includes any reduction in Mr. Strauss’ base salary, his removal as our chief executive officer or as a member of our board of directors, a material change in his title, duties or responsibilities or a relocation of our primary place of operation more than 50 miles.

In December 1999, we entered into an employment agreement with Abraham Wynperle to serve as our president and chief operating officer. This agreement was amended in August 2002 and in July 2003. This agreement, as amended, is not for a specified term and may be terminated by us immediately in the event that Mr. Wynperle is terminated by us for cause or upon 60 calendar days prior written notice in the event that Mr. Wynperle is terminated by us without cause. Mr. Wynperle may voluntarily terminate his employment under the agreement, as amended, upon 30 days prior written notice to us or immediately in the event that he terminates his employment for good reason. Under this agreement, as amended, if Mr. Wynperle terminates his employment for good reason or if he is terminated by us without cause, we are required to pay him his base salary, an amount equal to his most recently paid or payable bonus and his health benefits for 12 months after the date of termination. Also, all of his stock options will immediately vest in full. Under the agreement, as amended, termination for “good reason” means the assignment of any duties materially inconsistent with Mr. Wynperle’s current position, authority, duties or responsibilities, a reduction in his base salary or level of benefits, required relocation from Boca Raton, Florida or failure within 30 days to cure a breach of any material provision of the agreement after receiving notice of the breach from Mr. Wynperle.

In July 2001, we entered into an employment agreement with Kevin Hall to serve as our chief information officer. This agreement is not for a specified term and may be terminated by us or Mr. Hall at any time. Under this agreement, if Mr. Hall is terminated by us without cause, we are required to pay him his base salary for six months after the date of termination, provided he agrees to execute a general release of all claims against us and agrees to act as a consultant for us without further compensation for two months following the date of termination if we request.

In May 1999, we entered into an employment agreement with Jonathan Sills to serve as our vice president, strategy and product development and in July 2003, we amended his agreement to, among other things, reflect the change in his title to senior vice president, strategy and corporate development. This agreement, as amended, is not for a specified term and may be terminated by us or Mr. Sills at any time. Under this agreement, as amended, if Mr. Sills terminates his employment for good reason or if he is terminated by us without cause, we are required to pay him his base salary and health benefits for six months after the date of termination and all of his stock options will immediately vest in full. Under this agreement, as amended, termination for “good reason” means a change in control, a change in Mr. Sills’ reporting relationship requiring him to report to someone other than our chief executive officer, a material change in his responsibilities, any requirement without his consent that he relocate or spend more than 25% of his working time outside of the city he has residence, or a material breach of this agreement by us.

The compensation committee, as plan administrator of our 2003 Stock Incentive Plan, will have the authority to grant options and to structure repurchase rights under that plan so that the shares subject to those options or repurchase rights will immediately vest in connection with a change in control of us, whether by merger, asset sale, successful tender offer for more than 50% of the outstanding voting stock or by a change in the majority of the board by reason of one or more contested elections for board membership, with vesting to occur either at the time of the change in control or upon the subsequent involuntary termination of the individual’s service within a designated period not to exceed 18 months following the change in control.

RELATED PARTY TRANSACTIONS

Other than the compensation agreements, indemnification agreements and other arrangements which are described as required in “Management” and the transactions described below, since July 1, 2000, there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Dividends Paid on Preferred Stock

In August 2003, we paid cash dividends to our preferred stockholders in the aggregate amount of $1.5 million. The following table summarizes the approximate amount of the dividend payments, in excess of $60,000, that were made to our directors, executive officers and 5% stockholders and their affiliated entities:

Amount of Dividend Payment
JPS International LLC (1)(2)	$88,392
Internet Floral Concepts, L.P. (1)(2)	1,275,010

(1)	Jared Schutz Polis, our former corporate secretary and a former director, is the sole owner and managing member of JPS International LLC which is a general partner of Internet Floral Concepts, L.P. In addition, Mr. Polis received $36,366 individually.
(2)	Joel Citron, the chairman of our board of directors, is the president and chief executive officer and a member of the board of directors of Jovian Holdings, Inc., which is the investment advisory and decision making entity for our stockholders JPS International LLC and Internet Floral Concepts, L.P. and for the shares of our capital stock held by Mr. Polis. Jovian Holdings, Inc. is a wholly owned subsidiary of JPS International LLC. Mr. Polis, Dr. Stephen Schutz, one of our former directors, Dr. Laffer, one of our directors and a former member of our compensation committee, and Jordanna Schutz, a current director, each serve on the board of directors of Jovian Holdings, Inc. Mr. Citron has entered into an employment agreement with Jovian Holdings, Inc. under which, as consideration for Mr. Citron’s services as president and chief executive officer and for the appreciation in value of a portfolio of securities held by JPS International LLC and its affiliates, Jovian Holdings, Inc. is obligated to pay him 6% of any distributions on or proceeds from the sale of shares of our capital stock held by JPS International LLC, Internet Floral Concepts, L.P. or Mr. Polis above a predetermined valuation as well as 6% of the aggregate appreciation in the fair market value, if any, of such shares above the predetermined valuation. Mr. Citron received $75,727 under this agreement in connection with the dividend payment and an additional $2,970 individually as a holder of shares of our Series B preferred stock. JPS International LLC is obligated, as consideration for Mr. Citron’s agreement to serve as the chairman of our board of directors, to pay Mr. Citron a $750,000 fee upon completion of this offering pursuant to a separate agreement.

Other Transactions with Executive Officers and Directors

In September 2000, we entered into a note purchase agreement with JPS International LLC. We received $2.0 million in cash as consideration for the convertible promissory note we issued to JPS International LLC in the principal amount of $2.0 million with an interest rate of 8% per annum. We repaid this note in February 2002.

In October 1999, we issued Internet Floral Concepts, L.P. a warrant to purchase up to 61,623 shares of our common stock at an exercise price of $3.85 per share in connection with a loan in the principal amount of $4.75 million in cash we received in 1999 from Internet Floral Concepts, L.P. This note was converted in December 1999 and our aggregate indebtedness under the note of approximately $4.8 million was cancelled by Internet Floral Concepts, L.P. in exchange for 733,406 shares of our Series B preferred stock not giving effect to the 1-

for–3.037716 reverse split of our common stock at or before the closing of this offering. These Series B preferred shares will be reclassified into 295,953 shares of our common stock upon the closing of this offering. The warrant had a fair value of $329,460 based on the Black-Scholes pricing model and was recorded as debt issuance costs and amortized to interest expense.

In January 2002, Arthur Laffer, one of our directors, and a colleague helped us find, negotiate and secure a $6.0 million bank line of credit from Comerica Bank-California. In order to secure the line of credit, Dr. Laffer, Jared Schutz Polis, our former corporate secretary and a former director, and Dr. Stephen Schutz, a former director, each agreed to personally guarantee our obligations under the line of credit. As consideration for Dr. Laffer and his colleague’s services as finders, we issued them an aggregate of 95,876 shares of our common stock valued at $1.51 per share. As consideration for Dr. Laffer, Mr. Polis and Dr. Schutz entering into the personal guarantees to enable us to secure the bank line of credit with Comerica Bank-California, we issued them warrants to purchase up to an aggregate of 625,347 shares of our common stock at an exercise price of $1.51 per share. The following table summarizes the issuance, valued in excess of $60,000, of shares of our common stock and warrants to purchase our common stock, to our directors, executive officers and 5% stockholders and their affiliated entities:

	Common Stock	Warrants to Purchase Common Stock
Arthur B. Laffer, Ph.D. (1)	83,892	62,534
Jared Schutz Polis	—	312,674
Steven A. Schutz, Ph.D. (2)	—	250,139

(1)	Dr. Laffer has served as a member of our board of directors since December 1998. Dr. Laffer is also a member of the board of directors of Jovian Holdings, Inc. Dr. Laffer receives an annual cash retainer from Jovian Holdings, Inc. and may receive annual and one-time incentive payments associated with the performance of the Jovian Holdings’ portfolio, including the securities of our company held by Jovian Holdings. Dr. Laffer purchased the securities referenced in this table in the ordinary course of business, and at the time of the purchase of these securities, had no agreements or understandings, directly or indirectly, with any person to sell the securities. Dr. Laffer is entitled to request registration of the re-sale of these shares subject to the registration rights of the holders of common stock received upon the reclassification of our Series B preferred stock and exercise of a warrant to purchase 5,486 shares of our common stock. None of these shares are being offered for sale in this offering.
(2)	Dr. Schutz served as a member of our board of directors from May 2000 through September 2003. Dr. Schutz is the father of Mr. Polis.

In August 2002, we entered into a separation agreement and general release of all claims agreement with Yuval Moed, a former executive officer. Pursuant to the terms of this agreement, we were required to pay Mr. Moed his base salary and his medical benefits for six months, as well as an amount equivalent to his most recently paid bonus. We also accelerated the vesting of 29,015 shares issuable upon the exercise of his options to purchase a total of 81,730 shares of our common stock. In connection with this agreement, we also entered into stock transfer agreements with Mr. Moed and certain of our existing stockholders in order to facilitate Mr. Moed’s sale of an aggregate of 240,497 shares of our common stock held by him at a price of $2.27 per share. The following table summarizes the purchases, valued in excess of $60,000, of shares of our common stock by our directors, executive officers and 5% stockholders and their affiliated entities from Mr. Moed:

	Common Stock	Total Consideration
Arthur B. Laffer, Ph.D. (1)	27,296	$62,189
Jared Schutz Polis	132,273	301,357
Joel Tomas Citron	27,296	62,189
Joseph P. Kennedy	27,296	62,189

(1)

Dr. Laffer purchased the securities referenced in this table in the ordinary course of business, and at the time of the purchase of these securities, had no agreements or understandings, directly or indirectly, with any person to sell the securities. Dr. Laffer is entitled to request registration of the re-sale of these shares subject to the registration rights of the holders of common stock received upon the reclassification of our Series B preferred stock and exercise of a warrant to purchase 5,486 shares of our common stock. None of these shares are being offered for sale in this offering

In August 2001, Steven Kemper, our former chief financial officer, resigned. We were required to pay Mr. Kemper his base salary for six months following his date of termination. We also accelerated the vesting of his options to purchase 10,253 shares of our common stock.

In January 2003, Steven Bellach, our former chief marketing officer, resigned. We were required to pay Mr. Bellach his base salary for 23 weeks and his medical benefits through June 30, 2003. We also accelerated the vesting of his options to purchase 6,720 shares of our common stock.

In June 2003, Ervin Hawk, our former senior vice president and general manager, business services, resigned. We were required to pay Mr. Hawk his base salary for three months, a bonus of $10,000 and his medical benefits through August 30, 2003.

For information on our arrangement with Mr. Citron, the chairman of our board of directors, please see “Management—Compensation of Directors.”

Additional Founder Transactions Since Inception

Common Stock

In February 1998, we sold 3,300,175 shares of our common stock to JPS International LLC and 567,860 shares of our common stock to the Stephen Schutz and Susan Schutz Trust at a price of $3.65 per share.

In December 1999, in connection with our acquisition of Flower Farm Direct, Inc., we issued 47,810 shares of our common stock valued at $8.32 per share to JPS International LLC in exchange for all of the shares of common stock of Flower Farm Direct held by JPS International LLC.

Preferred Stock and Warrants

In February 1999, we sold 191,157 shares of our Series A preferred stock to JPS International LLC at a price of $1.27 per share not giving effect to the 1–for–3.037716 reverse split of our common stock at or before the closing of this offering. These Series A preferred shares will be converted into 655,584 shares of our common stock upon the completion of this offering.

In October 1999, we received $922,000 in cash from Jared Schutz Polis as consideration for a convertible promissory note we issued Mr. Polis in the principal amount of $922,000 with an interest rate of 8% per annum and for a warrant to purchase 23,897 shares of our common stock at an exercise price of $3.86 per share. This note was converted in March 2000 and our aggregate indebtedness of approximately $992,000 was cancelled by Mr. Polis in exchange for 151,353 shares of our Series B preferred stock not giving effect to the 1–for–3.037716 reverse split of our common stock at or before the closing of this offering. These Series B preferred shares will be reclassified into 54,772 shares of our common stock upon the closing of this offering. The warrant had a fair market value of $127,772 based on the Black-Scholes pricing model and was recorded as debt issuance costs and amortized to interest expense.

In December 1999, we sold 4,573,171 shares of our Series B preferred stock to Internet Floral Concepts, L.P. at a price of $6.56 per share not giving effect to the 1–for–3.037716 reverse split of our common stock at or before the closing of this offering. These Series B preferred shares will be reclassified into 1,662,458 shares of our common stock upon the closing of this offering.

Stock Options

In June 2001, we issued stock options exercisable for 4,937 shares of our common stock to each of Mr. Polis and Dr. Schutz as consideration for their service as members of our board of directors with an exercise price of $1.52 per share which was equal to the fair market value of our common stock on the date the stock options were granted.

Employment Agreements

In September 2003, we entered into an executive employment agreement with Kenneth Constable to serve as our senior vice president and general manager, consumer division. This agreement is not for a specified term and may be terminated by us or Mr. Constable at any time, provided that if either we terminate Mr. Constable without cause or if Mr. Constable voluntarily resigns his position with us, the terminating party is required to give at least 30 days advance written notice. Under the agreement, if Mr. Constable is terminated by us without cause, we are required to pay him a severance payment equal to 10 months of his base salary, payable over a period of 12 months, provided he agrees to comply with all surviving provisions of the agreement and agrees to execute a full general release, releasing all claims, other than vested retirement and pension benefits, if any, known or unknown, that he may have against us arising out of or in any way related to his employment or termination of employment with us. In addition, if Mr. Constable is terminated by us without cause before the end of our then applicable fiscal year, we are required to pay him a portion of his earned corporate annual bonus for that fiscal year based upon the number of months he was employed during the fiscal year. Under the agreement, “termination without cause” means a termination of Mr. Constable’s employment by us other than for material breach of the agreement or our employee innovations and proprietary rights agreement, his final, non-appealable conviction or entry of a plea of no contest for fraud, misappropriation or embezzlement, or any felony or his death.

We have also entered into employment agreements with each of Messrs. Strauss, Wynperle, Hall and Sills. Please see “Management—Employment and Change of Control Agreements” for descriptions of these agreements.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and officers containing provisions that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them. However, we will not indemnify directors or officers with respect to liabilities arising from willful misconduct of a culpable nature.

Incentive Based Compensation

Since July 1, 2000, we have granted stock options to the following executive officers and directors:

Name	Date of grant	Shares underlying options	Exercise price	Term of option	Value of Unexercised Options(1)
Abraham Wynperle	10/16/00	1,637	$1.51	10 years	$22,083.13
Abraham Wynperle	10/26/00	2,455	1.51	10 years	33,117.95
Mark Irace	02/22/01	16,459	1.51	10 years	222,031.91
Jonathan Sills	02/22/01	65,838	1.51	10 years	888,154.62
Mark Sottosanti	02/22/01	16,459	1.51	10 years	222,031.91
William Strauss	02/22/01	190,268	1.51	10 years	2,566,715.32
Joel Tomas Citron	06/14/01	4,937	1.51	10 years	66,600.13
Joseph P. Kennedy	06/14/01	4,937	1.51	10 years	66,600.13
Arthur B. Laffer, Ph.D	06/14/01	8,229	1.51	10 years	111,009.21
Arthur B. Laffer, Ph.D	06/14/01	4,937	1.51	10 years	66,600.13
Kevin Hall	10/26/01	65,838	1.51	10 years	888,154.62
Mark Irace	10/26/01	8,229	1.51	10 years	111,009.21
Joel Tomas Citron	01/24/02	164,597	1.51	10 years	2,220,413.53
Mark Sottosanti	06/28/02	32,919	1.51	10 years	444,077.31
Kevin Hall	06/28/02	16,459	1.51	10 years	222,031.91
Jonathan Sills	06/28/02	16,459	1.51	10 years	222,031.91
Penny Handscomb	06/28/02	8,229	1.51	10 years	111,009.21
Mark Irace	06/28/02	8,229	1.51	10 years	111,009.21
Joseph P. Kennedy	06/28/02	24,689	1.51	10 years	333,054.61
Arthur P. Laffer, Ph.D	06/28/02	24,689	1.51	10 years	333,054.61
Rex Bosen	10/24/02	32,919	2.27	10 years	419,058.87
Kimberly Yin	01/30/03	16,459	2.27	10 years	209,523.07
Kenneth Constable	09/22/03	98,758	12.15	10 years	281,460.30
William Strauss	10/27/03	82,298	15.00	10 years	—
Mark Sottosanti	10/27/03	8,229	15.00	10 years	—
Jonathan Sills	10/27/03	8,229	15.00	10 years	—
Kimberly Yin	10/27/03	8,229	15.00	10 years	—
Abraham Wynperle	10/27/03	32,919	15.00	10 years	—
Penny Handscomb	10/27/03	8,229	15.00	10 years	—

(1)	The value of these unexercised options has been calculated based on the initial public offering price of $15.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

For more information on stock option grants to our directors and executive officers, please see “Executive Compensation” and “Principal and Selling Stockholders.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information with respect to the beneficial ownership of our common stock as of September 30, 2003, and as adjusted to reflect the sale of the shares of common stock offered under this prospectus, by

•	each person, or group of affiliated persons, who we know owns beneficially 5% or more of our common stock;

•	each of our directors and named executive officers listed in the Summary Compensation Table;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The table below includes the number of shares underlying options or warrants which are exercisable within 60 days from the date of this offering. In addition, the table is based on 8,694,167 shares of our common stock issued and outstanding prior to the closing of this offering and 11,360,834 shares of our common stock issued and outstanding immediately after this offering. The address for those individuals for which an address is not otherwise indicated is: c/o Provide Commerce, Inc., 5005 Wateridge Vista Drive, San Diego, California 92121. The percentages in the “Shares Beneficially Owned After this Offering” column assume that the underwriters do not exercise their over-allotment option to purchase up to 650,100 additional shares from the selling stockholders.

	Shares Beneficially Owned Prior to this Offering			Number of Shares of Common Stock to be Sold in this Offering	Shares Beneficially Owned After this Offering
Beneficial Owner	Number of Shares Outstanding	Number of Shares Underlying Options or Warrants	Percent		Number of Shares Outstanding	Number of Shares Underlying Options or Warrants	Percent
Five Percent Stockholders
Fortuna Ventures, L.P. (4)	246,896	—	2.8%	—	246,896	—	2.2%
Internet Floral Concepts, L.P. (1)	6,111,016	403,132	71.6	1,561,274	4,494,970	403,132	41.6
JPS International LLC (1)	6,111,016	403,132	71.6	—	4,494,970	403,132	41.6
Jared Schutz Polis (1)	6,111,016	403,132	71.6	54,772	4,494,970	403,132	41.6
Stephen Schutz (3)	2,735,156	316,699	33.9	—	1,173,882	316,699	12.8
Stephen Schutz and Susan Schutz Trust (3)	2,735,156	316,699	33.9	—	1,173,882	316,699	12.8
Executive Officers and Directors
William Strauss	81,853	777,217	9.1	—	81,853	777,217	7.1
Abraham Wynperle	282,466	163,463	5.0	—	282,466	163,463	3.9
Kenneth Constable	—	98,758	1.1	—	—	98,758	*
Kevin Hall	3,291	82,297	1.0	—	3,291	82,297	*
Jonathan Sills	65,838	82,297	1.7	—	65,838	82,297	1.3
Mark Sottosanti	—	65,837	*	—	—	65,837	*
Joel Tomas Citron (1)	6,142,786	586,131	72.5	—	4,526,740	586,131	42.8
David E. R. Dangoor	—	—	—	—	—	—	—
Joseph P. Kennedy	27,296	41,147	*	—	27,296	41,147	*
Arthur B. Laffer, Ph.D. (1)(2)	6,247,156	542,272	73.5	13,432	4,617,678	542,272	43.3
Peter J. McLaughlin	—	—	—	—	—	—	—
James M. Myers	—	—	—	—	—	—	—
Jordanna Schutz (4)	246,896	—	2.8	—	246,896	—	2.2
All directors and executive officers as a group (13 persons) (5)	6,986,566	2,036,287	84.1	1,629,478	5,357,088	2,036,287	55.2
Additional Selling Stockholders
i-Hatch Advisors, L.P. (6)	14,743	6,480	*	11,986	2,757	6,480	*
Allan J. Reich	2,951	1,295	*	1,845	1,106	1,295	*
Teddy Struhl	5,999	2,592	*	4,877	1,122	2,592	*
Telesoft Partners, L.P. (7)	23,526	10,368	*	19,147	4,379	10,368	*

*	Less than 1% of total.

(1)

Includes (a) 187,045 shares held by Mr. Polis, (b) 341,509 shares subject to options and warrants held by Mr. Polis exercisable at any time, (c) 1,920,400 shares held by Internet Floral Concepts, L.P., (d) 61,623 shares subject to a warrant held by Internet Floral Concepts, L.P. and (e) 4,003,571 shares held by JPS International LLC.

•	Mr. Polis is the sole owner and managing member of JPS International LLC which is a general partner of, and possesses investment power over, the shares of our capital stock held by Internet Floral Concepts, L.P.

•	Mr. Citron, our chairman of the board, is the president and chief executive officer and a member of the board of directors of Jovian Holdings, Inc., which is the investment advisory and decision making entity for our stockholders JPS International LLC and Internet Floral Concepts, L.P. and for the shares of our capital stock held by Mr. Polis. Jovian Holdings, Inc. is a wholly owned subsidiary of JPS International LLC. Mr. Polis, Dr. Stephen Schutz, one of our former directors, Dr. Laffer, one of our directors and a former member of our compensation committee, and Jordanna Schutz, a current director, each serve on the board of directors of Jovian Holdings, Inc. Mr. Citron has entered into an employment agreement with Jovian Holdings, Inc. under which, as consideration for Mr. Citron’s services as president and chief executive officer and for the appreciation in value of a portfolio of securities held by JPS International LLC and its affiliates, Jovian Holdings, Inc. is obligated to pay him 6% of any distributions on or proceeds from the sale of shares of our capital stock held by JPS International LLC, Internet Floral Concepts, L.P. or Mr. Polis above a predetermined valuation as well as 6% of the aggregate appreciation in the fair market value, if any, of such shares above the predetermined valuation. JPS International LLC is obligated, as consideration for Mr. Citron’s agreement to serve as the chairman of our board of directors, to pay Mr. Citron a $750,000 fee upon completion of this offering pursuant to a separate agreement. Mr. Citron may be deemed to beneficially own the shares held by JPS International LLC, Internet Floral Concepts, L.P. and Mr. Polis as well as the shares subject to options held by Mr. Polis exercisable at any time. Mr. Citron disclaims beneficial ownership of the shares held by JPS International LLC, Internet Floral Concepts, L.P. and Mr. Polis as well as the shares subject to options held by Mr. Polis exercisable at any time, except to the extent of his pecuniary interest in Jovian Holdings, Inc.

•	Dr. Laffer, a member of our board of directors, is also a member of the board of directors of Jovian Holdings, Inc. Dr. Laffer receives an annual cash retainer from Jovian Holdings, Inc. and may receive annual and one-time incentive payments associated with the performance of the Jovian Holdings’ portfolio, including the shares of our company held by Jovian Holdings.

(2)	Includes 3,291 shares held of record by Laffer Associates. Dr. Laffer is the chief executive officer of Laffer Advisors, Inc., a broker/dealer and registered member of the National Association of Securities Dealers, Inc. Dr. Laffer received the shares in his individual capacity; Laffer Advisors has no beneficial or other interest in the shares. Dr. Laffer purchased the securities referenced in this table in the ordinary course of business, and at the time of purchase of these securities, had no agreements or understandings, directly or indirectly, with any person to sell the securities. Dr. Laffer is entitled to request registration of the re-sale of these shares subject to the registration rights of the holders of common stock received upon the reclassification of our Series B preferred stock and exercise of a warrant to purchase 5,486 shares of our common stock. None of the shares held by Dr. Laffer, other than the 13,432 shares of common stock received upon the reclassification of our Series B preferred stock, are being offered for sale in this offering.

(3)	Includes (a) 567,860 shares and 250,139 shares subject to warrants held by Stephen Schutz and Susan Schutz Trust, (b) 4,937 shares subject to options held by Dr. Schutz exercisable at any time, (c) 246,896 shares held by Fortuna Ventures, L.P., (d) 1,920,400 shares held by Internet Floral Concepts, L.P. and (e) 61,623 shares subject to a warrant held by Internet Floral Concepts, L.P. Dr. Schutz is an authorized signatory of the general partner of Fortuna Ventures, L.P. and a limited partner of Internet Floral Concepts, L.P. Dr. Schutz disclaims beneficial ownership of the shares held by Fortuna Ventures, L.P. and Internet Floral Concepts, L.P., except to the extent of his pecuniary interest in Fortuna Ventures, L.P. and Internet Floral Concepts, L.P.

(4)	Includes 246,896 shares held of record by Fortuna Ventures, L.P.

(5)	Includes 1,562,845 shares subject to options exercisable at any time.

(6)	The general partner of i-Hatch Advisors, L.P. is i-Hatch Ventures, LLC, which has sole dispositive and voting power over the shares held by i-Hatch Advisors, L.P. The managing principals of i-Hatch Ventures, LLC are Bradford L. Farkas and Randolph L. Austin, Jr., who have dispositive and voting powers with respect to the shares held by i-Hatch Advisors, L.P.

(7)	The general partner of Telesoft Partners, L.P. is Telesoft Management, L.L.C., which has sole dispositive and voting power over the shares held by Telesoft Partners, L.P. The managing member of Telesoft Management, L.L.C. is Arjun Gupta, who has dispositive and voting powers with respect to the shares held by Telesoft Partners, L.P.

The following table shows information with respect to stockholders selling shares of common stock if the underwriters exercise their over-allotment option in full. The stockholders listed under the title “Series B Preferred Stockholders” shall participate ratably and the stockholders listed under the title “Series A Preferred Stockholders and Certain Common Stockholders” shall participate ratably only after the Series B Preferred Stockholders have sold all of the shares that they have elected to sell. In addition, this table is based on 8,694,167 shares of our common stock issued and outstanding prior to the closing of the offering and 11,360,834 shares of our common stock issued and outstanding immediately after this offering.

	Shares Beneficially Owned Prior to this Offering				Number of Shares of Common Stock to be Sold in this Offering	Shares Beneficially Owned After this Offering
Beneficial Owner	Number of Shares Outstanding	Number of Shares Underlying Options or Warrants	Percent			Number of Shares Outstanding	Number of Shares Underlying Options or Warrants	Percent
Series B Preferred Stockholders
i-Hatch Advisors, L.P. (1)	14,743	6,480	*	%	14,743	—	6,480	*	%
Internet Floral Concepts, L.P. (2)	6,111,016	403,132	71.7		1,920,400	4,040,872	403,132	37.8
Arthur B. Laffer, Ph. D (2)(3)	6,247,156	542,272	73.6		13,432	4,163,580	542,272	39.6
Jared Schutz Polis (2)	6,111,016	403,132	71.7		54,772	4,040,872	403,132	37.8
Allan J. Reich	2,951	1,295	*		1,845	1,106	1,295	*
Teddy Struhl	5,999	2,592	*		5,999	—	2,592	*
Telesoft Partners, L.P. (4)	23,526	10,368	*		23,526	—	10,368	*
Series A Preferred Stockholders and Certain Common Stockholders
Robert Bergmann	612	—	*		612	—	—	—
Barbara Bry (5)	180,136	—	2.1		88,375	91,761	—	*
Michael Felsher	249,773	—	2.9		98,757	151,016	—	1.3
JPS International LLC (2)	6,111,016	403,132	71.7		94,972	4,040,872	403,132	37.8

*	Less than 1% of total.

(1)	The general partner of i-Hatch Advisors, L.P. is i-Hatch Ventures, LLC, which has sole dispositive and voting power over the shares held by i-Hatch Advisors, L.P. The managing principals of i-Hatch Ventures, LLC are Bradford L. Farkas and Randolph L. Austin Jr., who have dispositive and voting powers with respect to the shares held by i-Hatch Advisors, L.P.

(2)	Includes (a) 187,045 shares held by Mr. Polis, (b) 341,509 shares subject to options and warrants held by Mr. Polis exercisable at any time, (c) 1,920,400 shares held by Internet Floral Concepts, L.P., (d) 61,623 shares subject to a warrant held by JPS International LLC and (e) 4,003,571 shares held by JPS International LLC.

•	Mr. Polis is the sole owner and managing member of JPS International LLC which is a general partner of, and possesses investment power over, the shares of our capital stock held by Internet Floral Concepts, L.P.

•

Mr. Citron, our chairman of the board, is the president and chief executive officer and a member of the board of directors of Jovian Holdings, Inc., which is the investment advisory and decision making entity for our stockholders JPS International LLC and Internet Floral Concepts, L.P. and for the shares of our capital stock held by Mr. Polis. Jovian Holdings, Inc. is a wholly owned subsidiary of JPS International LLC. Mr. Polis, Dr. Stephen Schutz, one of our former directors, Dr. Laffer, one of our directors and a former member of our compensation committee, and Jordanna Schutz, a current director, each serve on the board of directors of Jovian Holdings, Inc. Mr. Citron has entered into an employment agreement with Jovian Holdings, Inc. under which, as consideration for Mr. Citron’s services as president and chief executive officer and for the appreciation in value of a portfolio of securities held by JPS International LLC and its affiliates, Jovian Holdings, Inc. is obligated to pay him 6% of any distributions on or proceeds from the sale of shares of our capital stock held by JPS International LLC, Internet Floral Concepts, L.P. or Mr. Polis above a predetermined valuation as well as 6% of the aggregate appreciation in the fair market value, if any, of such shares above the predetermined valuation. JPS International LLC is obligated, as consideration for Mr. Citron’s agreement to serve as the chairman of our board of directors, to pay Mr. Citron a $750,000 fee upon completion of this offering pursuant to a separate agreement. Mr. Citron may be deemed to beneficially own the shares held by JPS International LLC, Internet Floral Concepts, L.P. and Mr. Polis as well as the shares subject to options held by Mr. Polis exercisable at any time. Mr. Citron disclaims beneficial ownership of the shares held by JPS International LLC, Internet Floral Concepts, L.P. and Mr. Polis as well as the shares subject to options held by Mr. Polis exercisable at any time, except to the extent of his pecuniary interest in Jovian Holdings, Inc.

•	Dr. Laffer, a member of our board of directors, is also a member of the board of directors of Jovian Holdings, Inc. Dr. Laffer receives an annual cash retainer from Jovian Holdings, Inc. and may receive annual and one-time incentive payments associated with the performance of the Jovian Holdings’ portfolio, including the shares of our company held by Jovian Holdings.

(3)	Includes 3,291 shares held of record by Laffer Associates. Dr. Laffer is the chief executive officer of Laffer Advisors, Inc., a broker/dealer and registered member of the National Association of Securities Dealers, Inc. Dr. Laffer received the shares in his individual capacity; Laffer Advisors has no beneficial or other interest in the shares. Dr. Laffer purchased the securities referenced in this table in the ordinary course of business, and at the time of purchase of these securities, had no agreements or understandings, directly or indirectly, with any person to sell the securities. Dr. Laffer is entitled to request registration of the re-sale of these shares subject to the registration rights of the holders of common stock received upon the reclassification of our Series B preferred stock and exercise of a warrant to purchase 5,486 shares of our common stock. None of the shares held by Dr. Laffer, other than the 13,432 shares of common stock received upon the reclassification of our Series B preferred stock, are being offered for sale in this offering.

(4)	The general partner of Telesoft Partners, L.P. is Telesoft Management, L.L.C., which has sole dispositive and voting power over the shares held by Telesoft Partners, L.P. The managing member of Telesoft Management, L.L.C. is Arjun Gupta, who has dispositive and voting powers with respect to the shares held by Telesoft Partners, L.P.

(5)	Includes 72,011 shares held of record by The Barbara Bry Family Trust.

DESCRIPTION OF CAPITAL STOCK

At the closing of this offering, we will be authorized to issue 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following information describes our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and our restated bylaws as will be in effect upon the closing of this offering. This description is only a summary. You should also refer to the amended and restated certificate and restated bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

As of September 30, 2003, there were 5,828,936 shares of common stock outstanding and held of record by 54 stockholders and there were 6,038,000 shares of convertible preferred stock outstanding, which shall be converted or reclassified, as applicable, into 2,865,231 shares of common stock and held of record by 21 stockholders. There will be 11,360,834 shares of common stock outstanding upon the closing of this offering after giving effect to:

•	the conversion of 221,715 shares of our Series A preferred stock into 760,384 shares of our common stock upon the closing of this offering on an approximate 3.42956-to-1 basis;

•	the reclassification of 5,816,285 shares of our Series B preferred stock into 2,104,847 shares of our common stock upon the closing of this offering;

•	the issuance of the 2,666,667 shares of common stock offered by us under this prospectus.

In addition, as of September 30, 2003, there were also options and warrants outstanding to purchase 2,972,296 shares of our common stock, all of which remain outstanding, unless earlier exercised or terminated, upon the closing of this offering.

In September 2003, our board of directors approved an amendment to our existing certificate of incorporation to effect a reclassification of our Series B preferred stock in connection with this offering. This amendment was effected in December 2003. Under the terms of the amendment, our 5,816,285 issued and outstanding shares of Series B preferred stock will be automatically reclassified into approximately 2,104,847 shares of our common stock upon the consummation of this offering if the per share price in this offering is less than $19.93, as adjusted for any stock split. The 2,104,847 shares of common stock represents 5,816,285 outstanding shares of Series B preferred stock, as converted to common stock at a per share conversion ratio of approximately 0.350569-for-1, plus an aggregate of 65,838 shares of our common stock. In the event the per share price in this offering is at least $19.93, our Series B preferred stock will automatically convert to common at a per share conversion ratio of approximately 0.350569-for-1. Our board of directors and our stockholders approved this amendment in order to retire our Series B preferred stock in connection with this offering, which otherwise would have been dilutive to the holders of our Series B preferred stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors will be elected by a plurality of the shares voting once a quorum is present. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock we may issue in the future. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the priority of preferred stock, if any, then outstanding. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be materially adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Preferred Stock

Upon the closing of this offering, under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock.

We have no present plans to issue any shares of preferred stock. Please see “Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws.”

Options

As of September 30, 2003, options to purchase a total of 1,997,759 shares of common stock were outstanding, all of which are subject to lock-up arrangements under the terms of the agreements under which such options may be exercised. Our 2003 Stock Incentive Plan authorizes the grant of options to purchase up to a number of shares of our common stock equal to (i) the number of shares that will be carried over from our 1998 and 1999 plans, including the shares subject to outstanding options thereunder, plus (ii) 3 million shares, such share number not to be subject to adjustment in connection with any stock split prior to our proposed initial public offering. As of September 30, 2003, the number of shares reserved for issuance under our 1998 and 1999 plans, including shares subject to outstanding options thereunder, is 3,081,613, and accordingly 1,083,854 shares of our common stock would be reserved for issuance under our 2003 plan as of such date. Please see “Management—Employee Benefit Plans” and “Shares Eligible for Future Sale” for a more complete description of our outstanding options.

Warrants

As of September 30, 2003, we had outstanding warrants to purchase an aggregate of 974,537 shares of common stock.

Registration Rights

Upon completion of this offering, assuming exercise of the underwriters’ over-allotment option in full, the holders of an aggregate of approximately 75,616 shares of common stock received upon reclassification of shares of our Series B preferred stock and a warrant to purchase 5,486 shares of our common stock will be entitled to demand that we register their shares for resale under the Securities Act. These “demand rights” are provided under the terms of an agreement between us and these stockholders and are subject to limitations described in that agreement. We are not required to effect more than two registrations for these holders under these demand registration rights. These demand rights commence six months after the effective date of the first registration statement for a public offering of our securities.

If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders exercising registration rights, the holders of common stock received upon reclassification of our Series B preferred stock and exercise of a warrant to purchase 5,486 shares of our common stock are entitled to notice of the registration and are entitled to include shares of common stock in any such registration. These “piggyback rights” are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration.

Further, at any time after we become eligible to file a registration statement on Form S-3, the holders of at least 25% of the common stock received upon reclassification of our Series B preferred stock and exercise of a warrant to purchase 5,486 shares of our common stock may, subject to various conditions and limitations, require us to give notice to all other holders of such shares and to file registration statements under the Securities Act on Form S-3 with respect to such shares having an aggregate offering price of at least $500,000. We are not required to effect more than three registrations on Form S-3 for the holders of our capital stock referenced above pursuant to these demand registration rights.

Subject to the registration rights of the holders of common stock received upon reclassification of our Series B preferred stock and exercise of a warrant to purchase 5,486 shares of our common stock, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders exercising registration rights, assuming exercise of the underwriters’ over-allotment option in full, the holders of an aggregate of approximately 6,984,738 shares of our common stock, including shares issuable upon conversion of our Series A preferred stock and exercise of options and warrants, are entitled to include shares of common stock in any such registration. These “piggyback rights” are subject to conditions and limitations, including the superior piggyback rights of the holders of common stock received upon reclassification of our Series B preferred stock and exercise of a warrant to purchase 5,486 shares of our common stock and the right of the underwriters of an offering to limit the number of shares included in the registration.

We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions, including the reasonable fees of a single counsel acting on behalf of all selling stockholders not to exceed $50,000. Registration of any shares of common stock held by security holders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of registration.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

In addition, provisions of our amended and restated certificate of incorporation and restated bylaws, which provisions will be in effect upon the closing of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Removal of Directors; Board of Directors Vacancies

Our amended and restated certificate of incorporation and restated bylaws to be effective upon the closing of this offering provide that members of our board of directors may not be removed without cause. Our restated bylaws will further provide that only our board of directors may fill vacant directorships, except in limited circumstances. These provisions may deter a stockholder from removing incumbent directors and/or gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of our stockholders. Our restated bylaws will further provide that special meetings of our stockholders may be called only by the president, chief executive officer or chairman of our board of directors or a majority of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our restated bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than such anniversary, notice by the stockholder, to be timely, must be so received a reasonable time before the solicitation is made. Our restated bylaws will also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized But Unissued Shares

At the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. No preferred stock will be designated upon consummation of this offering. After this offering, we will have 11,360,834 shares of common stock outstanding. Our authorized but unissued shares of common stock and preferred stock are available for future issuance by our board of directors without stockholder approval, subject to limitations imposed by the Nasdaq National Market. Our authorized but unissued common shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Charter Amendments

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation and restated bylaws to be in effect upon the closing of this offering will not contain super majority voting provisions.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as our directors. Under Delaware law, our directors have a fiduciary duty to us which will not be eliminated by this provision in our certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our restated bylaws, any agreement, a vote of stockholders or otherwise. Our amended and restated certificate of incorporation will eliminate the personal liability of directors to the fullest extent permitted by Delaware law. In addition, our amended and restated certificate of incorporation and our restated bylaws will provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors, officers, employees or other agents, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and restated bylaws, and to advance their expenses incurred as a result of any proceeding against them. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased liability insurance for our officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Nasdaq National Market

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “PRVD.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Equiserve Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

Upon completion of this offering, we will have outstanding 11,360,834 shares of common stock based upon our shares outstanding as of September 30, 2003.

Of these shares, the 4,334,000 shares of common stock sold in this offering and any shares sold upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act (generally our officers, directors and 10% stockholders).

The remaining 7,026,834 shares of common stock outstanding after this offering, based upon shares outstanding as of September 30, 2003, will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
3,675	90 days following the effective date of this Registration Statement

7,023,159	180 days following the effective date of this Registration Statement

The remaining 7,026,834 shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. However, 7,023,159, or 6,373,770 if the underwriters’ over-allotment option is exercised in full, of these remaining shares of common stock are held by officers, directors and existing securityholders who are subject to various lock-up agreements that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. SG Cowen Securities Corporation may, in its sole discretion and at any time without notice, release all or any portion of the common stock held by our officers, directors, and existing stockholders subject to these lockup agreements.

As of the date of this prospectus, none of the remaining shares may be eligible for sale in the public market. Beginning 90 days after the date of this prospectus, 3,675, or 3,063 if the underwriters’ over-allotment option is exercised in full, of the remaining shares will be eligible for sale in the public market. Beginning 180 days after the date of this prospectus, 7,023,159 of the remaining shares will be eligible for sale in the public market, although all but 6,686,530 shares will be subject to certain volume limitations under Rule 144.

Rule 144

In general, Rule 144 allows a stockholder, or stockholders whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 113,608 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders and other factors.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of September 30, 2003, 118,225 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.

Registration Rights

Upon completion of this offering, assuming exercise of the underwriters’ over-allotment option in full, our existing stockholders holding approximately 6,975,273 shares of our common stock have the right, subject to various conditions and limitations, to demand the filing of and include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Options and Warrants

In addition to the 11,360,834 shares of common stock outstanding immediately after this offering, as of September 30, 2003, there were outstanding options to purchase up to 1,997,759 shares of our common stock and warrants to purchase up to 974,537 shares of our common stock.

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our 2003 Stock Incentive Plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus, if requested by us.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholders the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares
SG Cowen Securities Corporation	2,330,400
Roth Capital Partners, LLC	971,000
Morgan Keegan & Company, Inc.	582,600
Robert W. Baird & Co. Incorporated	50,000
CIBC World Markets Corp.	50,000
Hibernia South Coast Capital	50,000
Maxim Securities, Inc. ..	50,000
McDonald Investments Inc., A KeyCorp Company	50,000
Pacific Growth Equities LLC	50,000
Wedbush Morgan Securities Inc.	50,000
Thomas Weisel Partners Llc	50,000
W.R. Hambrecht & Co., LLC	50,000

Total	4,334,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by the selling stockholders and by us if any shares are purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.63 per share. Securities dealers may reallow a concession not in excess of $0.10 per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 650,100 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase additional common shares from the selling stockholders in approximately the same proportion as shown in the table above.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders.

	Per Share	Total
		Without Over-Allotment	With Over-Allotment
Public offering price	$15.00	$65,010,000	$74,761,500
Underwriting discount	1.05	4,550,700	5,233,305
Proceeds, before expenses, to us	13.95	37,200,005	37,200,005
Proceeds, before expenses, to selling stockholders	13.95	23,259,295	32,328,190

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.2 million.

We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Other than with respect to up to 2,317,433 shares to be sold by the selling stockholders, assuming exercise of the underwriters’ over-allotment option in full, all of our directors and executive officers, and stockholders, optionholders and warrantholders holding over 99.7% of our outstanding shares and shares issuable upon exercise of outstanding options and warrants, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with SG Cowen Securities Corporation provided we may, without the consent of SG Cowen Securities Corporation, grant options and sell shares pursuant to our stock plans, provided the recipient of those shares enters into a lock-up agreement substantially similar to those signed by our other stockholders in connection with this offering. There are no agreements between SG Cowen Securities Corporation and any of our stockholders, optionholders or affiliates, other than the selling stockholders, releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. SG Cowen Securities Corporation may close out a covered short sale by exercising its over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

SG Cowen Securities Corporation may provide financial advisory services to us from time to time in the ordinary course of its business.

Dr. Arthur B. Laffer, one of our directors and one of the selling stockholders in this offering, is the chairman and majority owner of Laffer Associates, an economic and financial consulting firm, which owns all of the outstanding capital stock of Laffer Advisors, Inc., a broker/dealer and registered member of the National Association of Securities Dealers, Inc. Dr. Laffer is also the chief executive officer of Laffer Advisors, Inc. In June 2003, Laffer Associates entered into an agreement with Roth Capital Partners, LLC, one of the underwriters in this offering. In accordance with this agreement, Laffer Associates has agreed to provide research and other services to clients of Roth Capital. This agreement is cancelable by Roth Capital at any time and by Laffer Associates beginning on July 1, 2006. During the term of this agreement, Laffer Associates is entitled to receive from Roth Capital a fixed annual fee ($100,000 for the first full year, $200,000 for the second full year, and $300,000 for the third full year) plus a share of all revenues specifically attributable to services provided as a result of the alliance between Laffer Associates and Roth Capital. Dr. Laffer, Laffer Associates and Laffer Advisors, Inc. will not share in or otherwise receive any compensation paid to Roth Capital in connection with this offering. In addition, except as provided in an underwriting agreement with the underwriters, Dr. Laffer does not and will not have any agreement or understandings, directly or indirectly, with any person to distribute the shares of common stock he is offering for resale in this offering, which he acquired from our company in the ordinary course of business.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Clifford Chance US LLP, San Diego, California and for the underwriters by O’Melveny & Myers LLP, Newport Beach, California. A partner of Clifford Chance US LLP beneficially owns as of the date hereof an aggregate of 2,272 shares of our common stock and a warrant to purchase an aggregate of 998 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at June 30, 2002 and 2003, and for each of the three years in the period ended June 30, 2003, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to Provide Commerce, Inc. and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the Commission’s website (http://www.sec.gov).

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

PROVIDE COMMERCE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Financial Statements
Consolidated Balance Sheets as of June 30, 2002 and 2003 and September 30, 2003 (unaudited)	F-3
Consolidated Statements of Operations for the years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2002 and 2003 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for the years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2003 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2002 and 2003 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors of Provide Commerce, Inc.

We have audited the accompanying consolidated balance sheets of Provide Commerce, Inc. (the “Company”) as of June 30, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at June 30, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

San Diego, California

August 20, 2003

except for Note 11, as to which the date is

December 12, 2003

PROVIDE COMMERCE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	June 30,		September 30,	Pro forma stockholders’ equity at September 30, 2003
	2002	2003	2003
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,923	$11,496	$6,503
Accounts receivable, net of allowance for doubtful accounts of $120, $163 and $105 at June 30, 2002 and 2003, and September 30, 2003 (unaudited), respectively	1,217	887	788
Inventory, net	661	1,142	888
Prepaid expenses and other current assets	383	453	378

Total current assets	7,184	13,978	8,557
Property and equipment, net	2,380	3,161	3,306
Other assets	696	195	948

Total assets	$10,260	$17,334	$12,811

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and other accrued liabilities	$6,416	$7,916	$6,413
Accrued compensation	1,479	1,958	1,001
Deferred revenue	119	190	169
Current portion of capital lease	—	125	127

Total current liabilities	8,014	10,189	7,710
Capital lease, less current portion	—	48	16
Commitments (Note 6)
Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value, 300,000 shares authorized and 221,715 shares issued and outstanding at June 30, 2002 and 2003, and September 30, 2003 (unaudited); none authorized, issued and outstanding pro forma; liquidation preference of $2,818 at June 30, 2003 and September 30, 2003 (unaudited), and $0 pro forma (unaudited)	—	—	—	—
Series B convertible preferred stock, $0.001 par value, 7,000,000 shares authorized and 5,816,285 shares issued and outstanding at June 30, 2002 and 2003, and September 30, 2003 (unaudited); none authorized, issued and outstanding pro forma; liquidation preference of $38,155 at June 30, 2003 and September 30, 2003 (unaudited), and $0 pro forma (unaudited)	6	6	6	—
Common stock, $0.001 par value, 40,000,000 shares authorized at June 30, 2002 and 2003, and September 30, 2003; 5,720,154, 5,750,900, and 5,828,936 shares issued and outstanding at June 30, 2002 and 2003, and September 30, 2003 (unaudited), respectively; 50,000,000 shares authorized and 8,694,167 shares issued and outstanding pro forma (unaudited)	6	6	6	9
Additional paid-in capital	55,631	56,502	57,615	57,618
Deferred compensation	(84)	(436)	(1,324)	(1,324)
Accumulated deficit	(53,313)	(48,981)	(51,218)	(51,218)

Total stockholders’ equity	2,246	7,097	5,085	$5,085

Total liabilities and stockholders’ equity	$10,260	$17,334	$12,811

See accompanying notes.

PROVIDE COMMERCE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year ended June 30,			Three months ended September 30,
	2001	2002	2003	2002	2003
Continuing operations:				(unaudited)
Net sales	$45,730	$70,245	$88,684	$9,336	$12,950
Cost of sales	27,095	40,328	49,996	5,618	7,335

Gross profit	18,635	29,917	38,688	3,718	5,615

Operating expenses:
Selling and marketing	14,676	15,060	18,673	2,348	2,785
General and administrative	7,094	9,719	11,187	2,371	2,579
Information technology systems	4,016	3,963	3,565	1,018	812
Amortization of goodwill	6,754	—	—	—	—
Stock-based compensation	1,741	483	411	135	188

Total operating expenses	34,281	29,225	33,836	5,872	6,364

Operating income (loss) from continuing operations	(15,646)	692	4,852	(2,154)	(749)
Minority interest in loss of consolidated subsidiary	298	—	—	—	—
Other income (expense), net	267	(357)	(183)	(184)	12

Income (loss) from continuing operations before income tax	(15,081)	335	4,669	(2,338)	(737)
Provision for income taxes	—	—	337	—	—

Income (loss) from continuing operations	(15,081)	335	4,332	(2,338)	(737)
Loss from discontinued operations	(797)	(643)	—	—	—

Net income (loss)	(15,878)	(308)	4,332	(2,338)	(737)
Preferred stock dividend	—	—	—	—	(1,500)

Net income (loss) attributable to common stockholders	$(15,878)	$(308)	$4,332	$(2,338)	$(2,237)

Income (loss) per share from continuing operations:
Basic	$(2.98)	$0.06	$0.76	$(0.40)	$(0.13)
Diluted	$(2.98)	$0.03	$0.39	$(0.40)	$(0.13)
Loss per share from discontinued operations:
Basic	$(0.16)	$(0.12)	$—	$—	$—
Diluted	$(0.16)	$(0.12)	$—	$—	$—
Net income (loss) per common share:
Basic	$(3.14)	$(0.06)	$0.76	$(0.40)	$(0.39)
Diluted	$(3.14)	$(0.06)	$0.39	$(0.40)	$(0.39)
Weighted average common shares outstanding:
Basic	5,057,787	5,248,964	5,682,518	5,846,342	5,801,412

Diluted	5,057,787	9,609,344	11,206,693	5,846,342	5,801,412

Stock-based compensation is allocated as follows:
Cost of sales	$—	$—	$3	$3	$—
Selling and marketing	141	—	63	18	101
General and administrative	1,600	483	298	96	72
Information technology systems	—	—	47	18	15

Total stock-based compensation	$1,741	$483	$411	$135	$188

See accompanying notes.

PROVIDE COMMERCE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the three years ended June 30, 2003 and the three months ended September 30, 2003 (unaudited)

(in thousands, except share data)

	Series A convertible preferred stock		Series B convertible preferred stock		Common stock		Additional paid-in capital	Deferred compensation	Accumulated other comprehensive (loss) income	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2000	221,715	$—	5,816,285	$6	5,545,145	$6	$53,881	$(2,046)	$—	$(37,127)	$14,720
Exercise of stock options	—	—	—	—	11,190	—	8	—	—	—	8
Stock compensation related to consultant options	—	—	—	—	—	—	383	—	—	—	383
Amortization of deferred compensation	—	—	—	—	—	—	—	1,358	—	—	1,358
Comprehensive loss:
Translation adjustment	—	—	—	—	—	—	—	—	(106)	—	(106)
Net loss	—	—	—	—	—	—	—	—	—	(15,878)	(15,878)

Net comprehensive loss	—	—	—	—	—	—	—	—	—	—	(15,984)

Balance at June 30, 2001	221,715	—	5,816,285	6	5,556,335	6	54,272	(688)	(106)	(53,005)	485
Exercise of stock options	—	—	—	—	67,943	—	41	—	—	—	41
Issuance of common stock in connection with obtaining line-of-credit	—	—	—	—	95,876	—	145	—	—	—	145
Issuance of warrants in connection with obtaining line-of-credit	—	—	—	—	—	—	637	—	—	—	637
Stock compensation related to consultant options	—	—	—	—	—	—	15	—	—	—	15
Amortization of deferred compensation	—	—	—	—	—	—	—	483	—	—	483
Reversal of deferred compensation for departed employees	—	—	—	—	—	—	(121)	121	—	—	—
Disposal of discontinued subsidiary	—	—	—	—	—	—	642	—	106	—	748
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(308)	(308)

Balance at June 30, 2002	221,715	—	5,816,285	6	5,720,154	6	55,631	(84)	—	(53,313)	2,246
Exercise of stock options	—	—	—	—	30,746	—	33	—	—	—	33
Deferred compensation associated with employee stock options	—	—	—	—	—	—	765	(765)	—	—	—
Issuance of warrants in connection with extending the line-of-credit	—	—	—	—	—	—	75	—	—	—	75
Amortization of deferred compensation	—	—	—	—	—	—	—	411	—	—	411
Reversal of deferred compensation for departed employees	—	—	—	—	—	—	(2)	2	—	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	4,332	4,332

Balance at June 30, 2003	221,715	—	5,816,285	6	5,750,900	6	56,502	(436)	—	(48,981)	7,097
Exercise of stock options (unaudited)	—	—	—	—	77,777	—	37	—	—	—	37
Deferred compensation associated with employee stock options (unaudited)	—	—	—	—	—	—	1,076	(1,076)	—	—	—
Exercise of warrants (unaudited)	—	—	—	—	259	—	—	—	—	—	—
Dividends paid to preferred stockholders (unaudited)	—	—	—	—	—	—	—	—	—	(1,500)	(1,500)
Amortization of deferred compensation (unaudited)	—	—	—	—	—	—	—	188	—	—	188
Net income and comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	(737)	(737)

Balance at September 30, 2003 (unaudited)	221,715	$—	5,816,285	$6	5,828,936	$6	$57,615	$(1,324)	$—	$(51,218)	$5,085

See accompanying notes.

PROVIDE COMMERCE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended June 30,			Three months ended September 30,
	2001	2002	2003	2002	2003
				(unaudited)
Operating activities:
Net income (loss) from continuing operations	$(15,081)	$335	$4,332	$(2,338)	$(737)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,081	1,571	1,426	423	346
Goodwill amortization	6,754	—	—	—	—
Stock-based compensation	1,741	498	411	135	188
Non-cash interest expense in connection with issuance of warrants for line of credit	—	261	426	159	11
Changes in operating assets and liabilities:
Restricted cash	154	328	—	—	—
Accounts receivable	(259)	(584)	330	441	99
Receivable from stockholder	—	24	—	—	—
Inventory	76	(305)	(481)	8	254
Prepaid expenses and other current assets	2,252	179	(421)	(318)	64
Accounts payable and other accrued liabilities	(318)	(727)	1,498	(1,118)	(1,503)
Accrued compensation	333	129	479	(620)	(956)
Deferred revenue	(60)	119	72	(22)	(21)
Other assets	(12)	(482)	474	456	(753)

Net cash provided by (used in) operating activities	(3,339)	1,346	8,546	(2,794)	(3,008)

Investing activities:
Purchase of property and equipment	(566)	(1,536)	(1,984)	(429)	(491)
Issuance of note receivable	—	(81)	—	—	—
Proceeds from note receivable	—	—	27	—	—

Net cash used in investing activities	(566)	(1,617)	(1,957)	(429)	(491)

Financing activities:
Proceeds from long-term debt	2,000	—	—	—	—
Payment of long-term debt and capital lease obligations	(442)	(2,994)	(49)	—	(30)
Line of credit borrowings	—	—	700	—	—
Line of credit repayments	—	—	(700)	—	—
Issuance of common stock	—	146	—	—	—
Dividend paid to preferred stockholders	—	—	—	—	(1,500)
Proceeds from exercise of common stock options	8	41	33	15	36

Net cash provided by (used in) financing activities	1,566	(2,807)	(16)	15	(1,494)

Net cash used in discontinued operations	(525)	(458)	—	—	—

Net increase (decrease) in cash and cash equivalents	(2,864)	(3,536)	6,573	(3,208)	(4,993)
Cash and cash equivalents at beginning of the period	11,323	8,459	4,923	4,923	11,496

Cash and cash equivalents at end of the period	$8,459	$4,923	$11,496	$1,715	$6,503

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$118	$276	$6	$—	$1

Income taxes	$1	$1	$1	$—	$330

Non-cash financing activities:
Issuance of common stock as issuance costs	$—	$146	$—	$—	$—

Issuance of common stock warrants in connection with line of credit	$—	$637	$75	$—	$—

Stock-based compensation associated with employee and consultant stock options	$1,741	$498	$411	$135	$188

Assets financed under capital leases	$—	$—	$218	$—	$—

See accompanying notes.

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

1.    Description of Business

Provide Commerce, Inc. (the “Company”) was incorporated in the State of Delaware and commenced operations on February 6, 1998. In September 2003, the Company changed its name from Proflowers, Inc. to Provide Commerce, Inc. The accompanying financial statements reflect the name change. The Company operates an e-commerce marketplace for perishable goods, such as fresh-cut floral arrangements, potted plants and related merchandise. Products are purchased by customers and shipped directly from flower growers for overnight delivery.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the financial statements of Provide Commerce, Inc. and its wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation. As discussed in Note 8, Flowerfarm Kabushiki Kaisha has been accounted for as discontinued operations in accordance with APB No. 30. Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Accordingly, the Company has reclassified the financial statements for all periods presented to reflect Flowerfarm Kabushiki Kaisha as discontinued operations. Subsequent to the discontinuation of Flowerfarm Kabushiki Kaisha, the Company has no consolidated entities.

Interim Financial Information

The financial statements as of and for the three months ended September 30, 2002 and 2003 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information therein. The results of operations for the three months ended September 30, 2002 and 2003, are not necessarily indicative of the results that may be reported for the year ended June 30, 2004.

Foreign Currency Translation

The functional currency of the Company’s subsidiary is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate at the applicable balance sheet date. Revenue and expenses are translated at the average exchange rate prevailing during the period. The effects of these translation adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity. Exchange gains or losses arising from transactions denominated in a currency other than the functional currency of an entity are included in other income, and have not been significant to the Company’s operating results in any periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

in preparing the consolidated financial statements include the allowance for doubtful accounts, estimates for returns on sales and the valuation allowance on deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term highly liquid investments with original maturities of three months or less when purchased.

Valuation Accounts

The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and the overall quality and age of those invoices not specifically reviewed. In determining the provision for invoices not specifically reviewed, the Company analyzes historical collection experience, customer concentrations and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect the Company’s future ability to collect outstanding receivables or if the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, an increase in the provision for doubtful accounts may be required. Below is a summary of the changes in the Company’s allowance for doubtful accounts for the years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2003.

Allowance for doubtful accounts	Balance at beginning of period	Additions/ (subtractions)	Write-offs	Balance at end of the period
June 30, 2001	$69	$144	$163	$50
June 30, 2002	50	397	327	120
June 30, 2003	120	699	656	163
September 30, 2003 (unaudited)	163	145	203	105

Inventory

Inventory consists primarily of finished goods including grower shipping supplies, including boxes, and accessories, including plush toys, chocolates, and flower vases. Inventory is valued at the lower of cost or market using the first in first out method of accounting. Inventory is net of an allowance for obsolescence of $15 at June 30, 2002 and 2003 and September 30, 2003, respectively.

Property and Equipment

Property and equipment are recorded at cost reduced by accumulated depreciation and amortization. Depreciation and amortization expense is recognized over the assets’ estimated useful lives, ranging from two to five years, using the straight-line method. Estimated useful lives are periodically reviewed and, where appropriate, changes are made prospectively.

Software Development costs are accounted for in accordance with Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. In accordance with SOP 98-1, costs to develop internal use computer software during the application development stage are

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

capitalized. Capitalized software costs are amortized on a straight-line basis over the estimated useful lives of the related software applications of up to three years and are included in depreciation and amortization. During the years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2002 and 2003, the Company capitalized $0, $403, $710, $8 and $245; respectively, in software development costs.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and long-term debt are carried at cost, which approximates their fair market value due to the relative short-term maturity of these instruments. The Company does not require collateral prior to sales transactions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments and accounts receivable. The Company maintains cash and cash equivalents and investments with high credit, quality financial institutions. Concentration of credit risk with respect to accounts receivable are limited due to the Company’s large number of customers and their dispersion throughout the United States, and the fact that a substantial portion of receivables are related to balances owed by major credit card companies.

Impairment of Long-lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. There have been no indicators of impairment through September 30, 2003.

Revenue Recognition

The Company’s net sales are derived primarily from the sale of flowers and plants on the Company’s www.proflowers.com website. The Company generally recognizes revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, shipment has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured.

Net sales consist principally of the sales price for the items sold, plus shipping costs, less estimated refunds. Return allowances (which reduce net sales by management’s best estimate of expected product returns) are estimated using historical experience.

Outbound shipping costs charged to customers are included in net sales and amounted to $8,621, $13,589, $18,244, $1,849 and $2,681 for the years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2002 and 2003, respectively.

The Company evaluates the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in determining whether it is appropriate to

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

record the gross amount of product sales and related costs or the net amount earned as fees under the arrangement. Generally, when the Company is the primary obligor in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded gross. If the Company is not the primary obligor and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, the Company generally records the net amounts as fees under the arrangements.

Cost of Sales

Cost of sales consists primarily of flower and other product costs and shipping charges. Other costs included in cost of sales are grower and delivery supply costs, distribution center labor costs and the cost of replacement product.

Selling and Marketing

Selling and marketing expenses consist primarily of advertising costs, wages and related payroll expenses, affiliate fees and commissions, focus groups and other research and marketing expenses. Advertising costs are generally expensed as incurred except when advance payments are required. For advertising contracts which cover an extended period of time, the costs are expensed over the life of the contract based on the specifics of the contract. Accruals for advertising costs are recorded based on management’s best estimate of the expenditures incurred. Advertising expenses include Internet, radio, print and television advertising costs. Prepaid advertising costs were $0, $164 and $155 at June 30, 2002 and 2003 and September 30, 2003, respectively. Advertising expense amounted to $7,872, $8,615, $11,463, $1,021 and $1,423 for the years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2002 and 2003 respectively.

Information Technology Systems

Information Technology Systems expense consists primarily of payroll and operating expenses of the Company’s information technology group, costs associated with its websites, including hosting, design, content development and maintenance and support costs related to the Company’s order entry, customer service, fulfillment and database systems. Costs associated with the acquisition or development of software for internal use are capitalized if the software is expected to have a useful life beyond one year and amortized over the software’s useful life, typically three years. Costs associated with repair, maintenance or the development of website content are expensed as incurred as the useful life of such software modifications are less than one year.

Net Income (Loss) Per Share

Basic net income (loss) per common share is calculated by dividing net income (loss) for the period by the weighted average common shares outstanding during the period, less shares subject to repurchase. Diluted income (loss) per share is calculated by dividing the net income (loss) for the period by the weighted average common shares outstanding, adjusted for all dilutive potential common shares, which includes shares issuable upon the exercise of outstanding common stock options, convertible preferred stock and other contingent issuances of common stock to the extent these shares are dilutive. The Company had losses for the years ended June 30, 2001 and 2002 and for the three months ended September 30, 2002 and 2003, and, accordingly, has

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

excluded all convertible preferred stock, shares issuable upon exercise of common stock options, warrants and shares subject to repurchase from the calculation of diluted loss from continuing operations, discontinued operations and net loss per common share as follows:

	Year ended June 30,			Three months ended September 30,
	2001	2002	2003	2002	2003
				(unaudited)
Numerator
Income (loss) from continuing operations	$(15,081)	$335	$4,332	$(2,338)	$(737)
Loss from discontinued operations	(797)	(643)	—	—	—

Net income (loss)	(15,878)	(308)	4,332	(2,338)	(737)
Preferred stock dividends	—	—	—	—	(1,500)

Income (loss) attributable to common stockholders	$(15,878)	$(308)	$4,332	$(2,338)	$(2,237)

Denominator
Basic:
Weighted average common shares outstanding	5,312,380	5,379,224	5,717,940	5,901,823	5,815,510
Weighted average shares subject to repurchase	(254,593)	(130,260)	(35,422)	(55,481)	(14,098)

Denominator in basic calculation	5,057,787	5,248,964	5,682,518	5,846,342	5,801,412

Basic income (loss) from continuing operations per share	$(2.98)	$0.06	$0.76	$(0.40)	$(0.13)

Basic loss from discontinued operations per share	$(0.16)	$(0.12)	$—	$—	$—

Basic net income (loss) per common share	$(3.14)	$(0.06)	$0.76	$(0.40)	$(0.39)

Shares used above to compute basic net income (loss) per share			5,682,518		5,801,412
Pro forma adjustment to reflect weighted average effect of assumed conversion of convertible Series A preferred stock (unaudited)			760,384		760,384
Pro forma adjustment to reflect weighted average effect of assumed conversion of convertible Series B preferred stock (unaudited)			2,039,009		2,039,009

Shares used in computing pro forma basic net income (loss) per common share (unaudited)			8,481,911		8,600,805

Pro forma basic net income (loss) per common share (unaudited)			$0.51		$(0.26)

Diluted:
Weighted average common shares outstanding	5,312,380	5,379,224	5,717,940	5,901,823	5,815,510
Weighted average shares subject to repurchase	(254,593)	—	—	(55,481)	(14,098)
Weighted average dilutive effect of convertible Series A preferred stock	—	760,384	760,384	—	—
Weighted average dilutive effect of convertible Series B preferred stock	—	2,035,709	2,039,009	—	—
Weighted average dilutive effect of warrants	—	951,023	974,537	—	—
Weighted average dilutive effect of common stock options	—	483,004	1,714,823	—	—

Denominator in diluted calculation	5,057,787	9,609,344	11,206,693	5,846,342	5,801,412

Diluted income (loss) from continuing operations per share	$(2.98)	$0.03	$0.39	$(0.40)	$(0.13)

Diluted loss from discontinued operations per share	$(0.16)	$(0.12)	$—	$—	$—

Diluted net income (loss) per common share	$(3.14)	$(0.06)	$0.39	$(0.40)	$(0.39)

Shares used above to compute diluted net income (loss) per common share			11,206,693		5,801,412
Pro forma adjustment to reflect weighted average effect of assumed conversion of convertible Series A preferred stock (unaudited)			—		760,384
Pro forma adjustment to reflect weighted average effect of assumed conversion of convertible Series B preferred stock (unaudited)			—		2,039,009

Shares used in computing pro forma diluted net income (loss) per common share (unaudited)			11,206,693		8,600,805

Pro forma diluted net income (loss) per common share (unaudited)			$0.39		$(0.26)

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

The following table summarizes for the years ended June 30, 2001 and 2002 and the three months ended September 30, 2002 and 2003 potential common shares that are not included in the denominator used in net loss from continuing operations per share, net loss from discontinued operations per share and net loss per common share for the year ended June 30, 2001; are not included in the denominator used in loss from discontinued operations and net loss per common share for the year ended June 30, 2002; and are not included in the denominator used in net loss from continuing operations and net loss per common share for the three months ended September 30, 2002 and 2003 because to do so would be antidilutive for the periods presented:

	Year ended June 30,		Three months ended September 30,
	2001	2002	2002	2003
			(unaudited)
Options to purchase common stock	2,030,626	2,197,061	2,022,355	1,997,759
Series A convertible preferred stock	760,384	760,384	760,384	760,384
Series B convertible preferred stock	1,914,690	2,035,709	2,035,709	2,039,009
Warrants to purchase common stock	302,598	951,282	951,282	974,537

Total	5,008,298	5,944,436	5,769,730	5,771,689

In fiscal year 2003, the Company generated net income, and therefore all potential common shares are included in the denominator used in the diluted net income per common share calculation.

Unaudited Pro Forma Net Income (Loss) Per Common Share

The unaudited pro forma basic and diluted net income (loss) per common share and pro forma basic and diluted weighted average common shares outstanding reflect the conversion of all outstanding shares of convertible preferred stock upon the completion of the Company’s proposed initial public offering (using the as if-converted method).

Unaudited Pro Forma Stockholders’ Equity Presentation

The unaudited pro forma stockholders’ equity information in the accompanying consolidated balance sheet assumes the conversion of the outstanding shares of convertible preferred stock into 2,865,231 shares of common stock as though the completion of the initial public offering had occurred on September 30, 2003. Common shares issued in such initial public offering and any related estimated net proceeds are excluded from such pro forma information.

Stock-based Compensation

Prior to July 1, 2002, the Company accounted for its employee compensation plans under the recognition and measurement provisions of APB No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations. In accordance with APB No. 25, stock compensation expense is recorded if, on the date of grant, the current market value of the underlying stock exceeds the exercise price. The expense associated with stock compensation is amortized over the vesting period of the individual award using an accelerated method of amortization consistent with the method described in FASB Interpretation No. 28.

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

Effective July 1, 2002, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The Company selected the prospective method, which is one of the three transition methods allowed by SFAS No. 148, Accounting for Stock-based Compensation—Transition and Disclosure, to transition to the fair value method of measuring stock-based compensation expense. Under the prospective method, the Company expensed only those employee stock options that were granted or modified after July 1, 2002. The majority of awards under the Company’s plans vest over a period of four years.

The following table illustrates the effect on net income (loss) and earnings per common share had the Company applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share amounts) to all outstanding and unvested awards in each period.

	Year ended June 30,			Three months ended September 30,
	2001	2002	2003	2002	2003
				(unaudited)
Net income (loss) attributable to common stockholders:
As reported	$(15,878)	$(308)	$4,332	$(2,338)	$(2,237)
Employee stock compensation expenses based on APB No. 25	1,741	483	66	29	5
Employee stock compensation expenses based on FAS 123	(1,947)	(782)	(90)	(23)	(19)

Pro forma	$(16,084)	$(607)	$4,308	$(2,332)	$(2,251)

Net income (loss) per common share—Basic:
Basic—As reported	$(3.14)	$(0.06)	$0.76	$(0.40)	$(0.39)
Employee stock compensation expenses based on APB No. 25	0.34	0.09	0.01	—	—
Employee stock compensation expenses based on FAS 123	(0.38)	(0.15)	$(0.02)	—	—

Pro forma	$(3.18)	$(0.12)	$0.75	$(0.40)	$(0.39)

Net income (loss) per common share—Diluted:
Diluted—As reported	$(3.14)	$(0.06)	$0.39	$(0.40)	$(0.39)
Employee stock compensation expenses based on APB No. 25	0.34	0.09	0.01	—	—
Employee stock compensation expenses based on FAS 123	(0.38)	(0.15)	(0.01)	—	—

Pro forma	$(3.18)	$(0.12)	$0.39	$(0.40)	$(0.39)

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

The weighted average fair value of options granted during 2001, 2002, 2003 was $0.68, $0.13 and $1.45, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended June 30,			Three months ended September 30,
	2001	2002	2003	2002	2003
Risk-free interest rate	6.0%	6.0%	4.5%	6.0%	4.5%
Expected life of the option (years)	5	5	5	5	5
Dividend yield	—	—	—	—	—
Volatility	—	—	70.0%	—	70.0%

As the Black-Scholes option valuation model requires the input of subjective assumptions, the resulting pro forma compensation cost may not be representative of that to be expected in future periods. The Company has used the minimum value method to determine the fair value of options granted prior to its initial filing in September 2003 of a registration statement under the Securities Act of 1933 relating to an initial public offering of the Company’s common stock. This method does not consider the expected volatility of the underlying stock, and is only available to non-public entities. Accordingly, the Company intends to use an estimated volatility factor of 70% for grants issued subsequent to the initial filing date of the registration statement.

The Company accounts for equity instruments issued to non-employees in accordance with EITF 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

Income Taxes

Deferred income taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company currently has net operating loss (“NOL”) carryforwards that can be utilized to offset future income for federal and state tax purposes. These NOLs generate a significant deferred tax asset. However, the Company has recorded a valuation allowance against this deferred tax asset, as it has not reached certain financial thresholds to be able to determine that it is more likely than not that the Company will generate future income that the NOLs could offset.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net loss and other comprehensive income (loss), including foreign

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income (loss). For the year ended June 30, 2001, comprehensive loss included foreign currency translation adjustments of $106. For the years ended June 30, 2002 and 2003 and the three months ended September 30, 2002 and 2003, comprehensive loss equaled the net income (loss) reported.

Recently Issued Accounting Standards

In November of 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Guarantees of Indebtedness of Others. FIN 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures for others. The accounting requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have any impact on the Company’s financial position or results of operations, as the Company does not have any guarantees as defined by FIN 45.

In December 2002, the FASB issued SFAS 148, Summary of Statement No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the provisions of SFAS 123, effective July 1, 2002.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied no later than the end of periods ending after December 15, 2003. The Company does not expect the adoption of FIN 46 to have a material impact on the consolidated financial position or results of operations.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

3.    Balance Sheet Components

Property and Equipment, Net:

Depreciation expense for property and equipment was $1,081, $1,571, $1,426, $423 and $346 for the years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2002 and 2003, respectively. Property and equipment consists of the following:

	Estimated Useful lives	June 30,		September 30,
		2002	2003	2003
				(unaudited)
Computer equipment and software	2-3 yrs	$4,684	$6,680	$6,878
Office furniture and equipment	5 yrs	969	1,180	1,180
Leasehold improvements	5 yrs	219	265	265
Work in progress	N/A	86	35	328

		5,958	8,160	8,651
Accumulated depreciation and amortization		(3,578)	(4,999)	(5,345)

		$2,380	$3,161	$3,306

Accounts Payable and Other Accrued Liabilities

Accounts payable and other accrued liabilities consists of the following:

	June 30,		September 30,
	2002	2003	2003
			(unaudited)
Accounts payable	$2,699	$2,572	$2,550
Accrued freight	1,525	1,519	1,552
Accrued affiliate fees	1,825	2,404	827
Accrued other	367	1,421	1,484

	$6,416	$7,916	$6,413

4.    Long-term Obligations

Long-term Debt

In May 2000, the Company entered into a Business Loan Agreement with a bank, pursuant to which the Company issued a promissory note in a principal amount of $1,500 for the financing of equipment purchases. In November 2001, the loan was paid in full and the agreement was canceled.

In August 2001, the Company entered into a Convertible Promissory Note Agreement (the “Note”) with JPS International LLC with a principal amount of $2,000 bearing interest at 8%. JPS International is an entity controlled by a stockholder of the Company who was also a director as of June 30, 2003. In February 2002, this Note along with all accrued interest was paid in full and the Note was canceled.

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

In January 2002, the Company entered into a business line of credit agreement with a bank which was guaranteed by certain members of the Board of Directors. As of June 30, and September 30, 2003, the balance of the revolving line of credit was zero. In October 2003, the business line of credit was terminated.

Equipment Financing

In December 2002, the Company entered into a capital lease arrangement with a financing Company in order to purchase certain computer related equipment. The amount financed was $218 and the effective interest on the lease is 4.95%, which is paid monthly along with principal. The final lease payment date will be on November 30, 2004.

5.    Income Taxes

There was no provision for income taxes for the years ended June 30, 2001 or 2002 or the three months ended September 30, 2002 and 2003. The provision for income taxes from continuing operations was as follows for the year ended June 30, 2003:

Current tax expense:
Federal	$—
State	337

337

Deferred tax:
Federal	—
State	—

—

Total income tax expense	$337

A reconciliation of the statutory federal rate and the effective rate, for continuing operations, is as follows:

	Year ended June 30,
Percentage	2001	2002	2003
Federal statutory rate	(35.0)%	35.0%	35.0%
Nondeductible expenses	19.8	53.1	6.7
State income taxes, net	(1.1)	3.7	8.3
Valuation allowance	16.3	(91.5)	(45.0)
Other	—	(0.3)	2.2

Effective tax rate	—%	—%	7.2%

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

The tax effect of temporary differences that give rise to significant components of deferred tax assets and liabilities consist of the following at June 30, 2002 and June 30, 2003:

	June 30,
	2002	2003
Deferred tax assets:
Net operating losses	$15,147	$13,741
Accrued liabilities	70	77
Compensation	274	122
Contributions	258	45
Depreciation	243	(79)
Inventory	60	44

Net deferred tax assets	16,052	13,950
Less valuation allowance	(16,052)	(13,950)

Net deferred tax assets	$—	$—

At June 30, 2003, the Company had federal and state net operating loss (NOL) carryforwards of $35,407 and $23,471, respectively. The federal NOLs expire during the years ended June 30, 2019 through 2021 and the state NOLs expire during the years ended June 30, 2008 through 2013. SFAS 109, Accounting for Income Taxes, requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. A review of all positive and negative evidence needs to be considered.

The Company has assessed the likelihood of utilizing the deferred tax assets and considered both positive and negative evidence. The Company has factored in the inherent risk of forecasting revenue and expenses over an extended period of time, along with the potential risks associated with the business. The Company has taken into account material differences in the treatment of revenue and expenses for purposes of financial reporting and tax accounting, such as the treatment of stock options, limitations on meals and entertainment and stock based compensation.

Based on current existing information, the available objective evidence, particularly the fact that the Company is in a cumulative loss position for the past three fiscal years, creates uncertainty regarding the ability to realize the deferred tax assets, which is not overcome by the subjective evidence of our future forecasted profitability. This information includes the Company’s history of cumulative losses, the fact that the market in which we operate is intensely competitive, the lack of carryback capacity to realize deferred tax assets and the uncertainty regarding market acceptance of new and existing product categories. Because of the Company’s history of losses, the Company was not able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that it would be able to utilize the deferred tax assets by generating taxable income during the carryforward period. Therefore, as of September 30, 2003, the Company has recorded a full valuation allowance on the deferred tax assets.

The Internal Revenue Code contains provisions that may limit the net operating losses and tax credit carryforwards that may be utilized in any given year based on the occurrence of certain events, including a significant change in ownership interest. Pursuant to sections 382 and 383 of the Internal Revenue Code, annual use of the Company’s net operating loss carryforwards may be limited in the event of a cumulative change in ownership of more than 50% within a three year period.

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

6.    Commitments

The Company leases its facilities and certain equipment under noncancelable leases, expiring at various dates through December 2008. Future minimum annual lease payments under noncancelable leases at June 30, 2003 are as follows:

	Operating leases	Capital leases
2004	$1,188	$131
2005	820	49
2006	128	—
2007	20	—
2008	7	—

Minimum Lease Payments	$2,163	180

Less amounts representing interest		(7)

Present value of future minimum lease payments		$173

Rent expense totaled $1,029, $1,059, $1,099, $267 and $268 for the years ended June 30, 2001, 2002 and 2003, and the three months ended September 30, 2002 and 2003, respectively.

The Company has entered into an online marketing agreement to secure web advertising with a marketing partner. The agreement is a noncancelable advertising contract to purchase a guaranteed $3,200 in marketing services during fiscal 2004. Under this agreement, the Company receives certain search keywords and featured site placement from the marketing partner designed to deliver consumers to the Company’s website from search results from the marketing partner’s website search engine.

7.    Other Income (Expense)

Other income (expense) included in the consolidated statements of operations includes the following income (expense) classifications for fiscal years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2002 and 2003:

	Year ended June 30,			September 30,
	2001	2002	2003	2002	2003
				(unaudited)
Interest and dividend income	$521	$105	$96	$15	$29
Interest expense	(254)	(402)	(436)	(163)	(19)
Other	—	(60)	157	(36)	2

Other income (expense), net	$267	$(357)	$(183)	$(184)	$12

8.    Discontinued Operations

In October 2001, the Company terminated its interest in Flowerfarm Kabushiki Kaisha and discontinued its operations of the subsidiary. Certain shareholders of Flowerfarm Kabushiki Kaisha and new investors recapitalized Flowerfarm Kabushiki Kaisha and continued operating the Company. As of October, 2001, the Company no longer had an investment in Flowerfarm Kabushiki Kaisha.

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

Operating results of the discontinued operations are shown separately in the accompanying consolidated statement of operations. No provision for income taxes was provided for the years ended June 30, 2001 or 2002 due to the income tax valuation allowance. The subsidiary included in discontinued operations had net sales of $93 and $97 for the years ended June 30, 2001 and 2002, respectively and a loss from operations of $797 and $643, respectively. These amounts are included in the loss from discontinued operations in the accompanying consolidated statements of operations.

9.    Stockholders’ Equity

Common Stock

As of September 30, 2003, the Company’s board of directors is authorized to issue 40,000,000 shares of common stock with a $0.001 par value. In fiscal years 2002 and 2003, and the three months ended September 30, 2003, the Company issued a total of 163,819, 30,746, and 78,036 shares of common stock, respectively.

At June 30, 2002 and 2003, and September 30, 2003, 57,843, 16,460 and 13,168 shares were subject to repurchase, respectively, at the original issuance price. The shares are subject to repurchase at the election of the company in the event the employees are terminated. There will be little or no consideration paid for these shares in the event they are repurchased.

In conjunction with the acquisition of the bank line of credit in fiscal year 2002, the Company issued 95,876 shares of the Company’s common stock. The fair value of the shares of $146 was recorded as debt issuance costs and is amortized over the life of this line of credit, which was one year. During the years ended June 30, 2002 and 2003, $61 and $85 were amortized to interest expense.

Preferred Stock

As of September 30, 2003, the Company’s board of directors is authorized to issue 7,300,000 shares of preferred stock and has designated 300,000 shares of the Company’s preferred stock as “Series A preferred stock” and 7,000,000 shares as “Series B preferred stock.”

The Series A preferred stock has a liquidation preference over common stock equal to $12.71 per share of Series A preferred stock as adjusted subject to adjustments for stock splits, stock dividends and recapitalizations; is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series A preferred stock could be converted; and is convertible into common stock at a conversion price determined by dividing $12.71 plus any accrued but unpaid dividends by the “Conversion Price.” The initial Conversion Price per share is the original issue price, provided that such conversion price is subject to adjustment from time to time under certain circumstances. The conversion price at September 30, 2003 was $3.706.

The Series B preferred stock has a liquidation preference over common stock equal to $6.56 per share of Series B preferred stock subject to adjustments for stock splits, stock dividends and recapitalizations; is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series B preferred stock could be converted; is entitled to designate and elect one member of the board of directors; and is convertible into common stock at a conversion ratio determined by dividing $6.56 plus any accrued but unpaid dividends by the “Conversion Price.” The initial Conversion Price per share is the original issue price, provided that such conversion price is subject to adjustment from time to time under certain circumstances. The conversion price at September 30, 2003 was $18.712.

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

Each share of Series A preferred stock is automatically converted into common stock at the Conversion Price then in effect upon the closing of a firm commitment underwritten public offering in which the Company receives gross proceeds of not less than $20,000 (prior to underwriting commissions and expenses) and the offering price per share is not less than $3.71, or the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series A and Series B preferred stock voting together as a single class.

In September 2003, the Company approved an amendment to the existing certificate of incorporation to effect a reclassification of the Series B preferred stock. If the reclassification occurs, the Company will issue shares of common stock in exchange for the outstanding Series B preferred stock and treat the reclassification as a conversion for financial reporting purposes. Under the terms of the amendment, the 5,816,285 issued and outstanding shares of Series B Preferred Stock will be automatically reclassified into 2,104,847 shares of common stock upon the consummation of a firm underwritten public offering if the per share price in the offering is less than $19.93 as adjusted for any stock split or the gross proceeds are less than $20,000. The 2,104,847 shares of common stock represents the 5,816,285 outstanding shares of Series B Preferred Stock, as converted to common at a per share conversion ratio of approximately 0.350569-for-1, plus an aggregate of 65,838 shares of the Company’s common stock. In the event the per share price in an offering is at least $19.93, the Series B Preferred Stock will automatically convert to common at a per share conversion ratio of approximately 0.350569-for-1.

The holders of preferred stock are entitled to receive dividends, when, as and if declared by the board of directors, out of any assets at the time legally available, dividends in cash at the rate per annum of $1.02 per share of Series A preferred stock and $0.53 per share of Series B preferred stock, in each case appropriately adjusted for any stock splits, stock dividends and recapitalizations. The right to such dividends on the preferred stock is not cumulative.

In August 2003, the Company declared and paid a cash dividend to the holders of the issued and outstanding Series A and Series B preferred stock in the aggregate amount of $1,500.

Warrants

In conjunction with obtaining the bank line of credit in fiscal year 2002, the Company issued a warrant to purchase 23,337 shares of the Company’s common stock to the bank at an exercise price equal to $9.56 per share with a term of ten years from the date of issuance. The fair value of the warrant of $10 was recorded as debt issuance costs. The Company determined the fair value of the warrant using the Black-Scholes pricing model and the following assumptions: volatility of 70% risk free interest rate of 6%, expected life of five years and expected dividend yield of 0%. The debt issuance costs are included in other assets and are amortized over the life of the line of credit, which is one year. During the years ended June 30, 2002 and 2003, $4 and $6 was amortized to interest expense, respectively.

In conjunction with obtaining the bank line of credit in fiscal year 2002, the Company issued warrants to purchase 625,347 shares of the Company’s common stock to certain board members who guaranteed the line of credit at an exercise price equal to $1.51 per share with a term of ten years from the date of issuance. The fair value of the warrants of $637 was recorded as debt issuance costs. The Company determined the fair value of the warrants using the Black-Scholes pricing model and the following assumptions: volatility of 70% risk free interest rate of 6%, expected life of five years and expected dividend yield of 0%. Debt issuance costs are

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

recorded in other assets and are amortized over the life of the line of credit, which is one year. During the year ended June 30, 2002 and 2003, $261 and $376 was amortized to interest expense, respectively.

In conjunction with obtaining a bank line of credit amendment in fiscal year 2003, the Company issued warrants to purchase 23,514 shares of the Company’s common stock to the bank at an exercise price equal to $9.56 per share with a term of ten years from the date of issuance. The fair value of the warrants of $75 was recorded as debt issuance costs. The Company determined the fair value of the warrants using the Black-Scholes pricing model and the following assumptions: volatility of 70% risk free interest rate of 4.5%, expected life of five years and expected dividend yield of 0%. The debt issuance costs are included in other assets and are amortized over the life of the line of credit, which is one year. During the year ended June 30, 2003 and the three months ended September 30, 2003, $50 and $15 was amortized to interest expense.

No common stock has been issued pursuant to any of these warrants as of September 30, 2003.

Stock Options

In fiscal year 1998, the Company adopted the 1998 Stock Option/Stock Issuance Plan (the “1998 Plan”) and in fiscal year 2000, the Company adopted the 1999 Stock Option/Stock Issuance Plan (the “1999 Plan”) (collectively, the “Plans”). Under the Plans, employees, directors, and consultants may be granted options and stock purchase rights to purchase common shares.

Both Plans provide for the issuance of up to 5,000,000 shares of common stock. Options granted under the Plans generally expire no later than ten years from the date of grant (five years for a 10% stockholder). Options generally vest and become fully exercisable over a period of five years under the 1998 Plan and over a period of four years under the 1999 Plan.

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

Stock option activity, including 163,463 shares issued outside the Plans is as follows:

	Shares	Weighted-average exercise price
Balance at June 30, 2000	1,584,089	$0.76
Granted	563,530	1.55
Exercised	(11,190)	0.49
Cancelled	(105,803)	1.28

Balance at June 30, 2001	2,030,626	0.94
Granted	487,947	1.52
Exercised	(67,943)	0.61
Cancelled	(253,569)	1.34

Balance at June 30, 2002	2,197,061	1.06
Granted	205,345	2.22
Exercised	(30,746)	1.09
Cancelled	(329,520)	1.58

Balance at June 30, 2003	2,042,140	1.06
Granted (unaudited)	121,058	12.15
Exercised (unaudited)	(77,777)	0.46
Cancelled (unaudited)	(87,662)	0.49

Balance at September 30, 2003 (unaudited)	1,997,759	1.79

The following table summarizes information about stock options outstanding at September 30, 2003 (unaudited):

Exercise price	Outstanding as of September 30, 2003	Weighted-average remaining contractual life	Weighted-average exercise price	Exercisable as of September 30, 2003

$0.36	702,157	4.68 years	$0.36	690,237
1.51	1,058,085	7.60 years	1.51	604,596
2.27	116,649	9.31 years	2.27	9,717
12.15	120,868	9.94 years	12.15	1,540

	1,997,759			1,306,090

Re-pricing of Stock Options

In February 2001, the Company’s Board of Directors approved a re-pricing of 539,470 stock options with exercise prices ranging from $3.85 to $9.11. The shares were repriced to $1.51 per share, which the Board of Directors determined to be the fair value of the stock at that time. All the stock option activity related to these shares in the notes to the financial statements has been restated to reflect this re-pricing. This re-pricing of options resulted in variable plan accounting for the options to purchase Common Stock. The intrinsic value of the vested and unvested options to purchase common stock were to be re-measured at the end of each period for the life of the options with the unvested portion being amortized over the remaining vesting period and the vested portion being expensed immediately. Effective July 1, 2002, the Company adopted SFAS 123. As a result of this

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

adoption the Company performed a final valuation on the repriced stock options based on the following assumptions: volatility of 70% risk free interest rate of 4.5%, fair value of common stock of $0.50, expected life of five years and expected dividend yield of 0%.

Shares Reserved for Future Issuance

The following common stock is reserved for future issuance at:

	June 30,		September 30,
	2002	2003	2003
			(unaudited)
Series A preferred stock	760,384	760,384	760,384
Series B preferred stock	2,035,709	2,039,009	2,104,847
Stock options issued and outstanding	2,197,061	2,042,140	1,997,759
Warrants issued and outstanding	951,282	974,796	974,537
Authorized for future option grants	993,077	1,117,250	1,083,854

	6,937,513	6,933,579	6,921,381

10.    Profit Sharing Plan

During fiscal 2002, the Company adopted the Provide Commerce, Inc. 401(k) Plan (“401(k) Plan”). Eligible participants include all employees who have completed at least one month of service. Company contributions to the 401(k) Plan are at the discretion of the Company. Employer contributions charged to operations for the years ended June 30, 2001, 2002 and 2003 and the three months ended September 30, 2002 and 2003 were $0, $45, $63, $15 and $18, respectively.

11.    Recent Events

In September 2003, the Company’s Board of Directors approved an amendment to the certificate of incorporation to increase the authorized common stock to 50,000,000 shares and increased the authorized preferred stock to 5,000,000 shares to be effective upon the closing of the Company’s initial public offering. The preferred stock is “blank check preferred,” which can be created and issued by the board of directors without stockholder approval, with rights senior to those of common stock.

In September 2003, the Company’s board of directors adopted an Employee Stock Purchase Plan to be effective upon the signing of the underwriting agreement for the Company’s initial public offering. Under the plan, employees of the Company who elect to participate may purchase Common Stock at 85% of the lower of the fair market value of the common stock on the commencement date or the ending date of each offering period. The plan permits an enrolled employee to make contributions by having withheld from his or her salary an amount between 1.0% and 10.0% of compensation to purchase shares of common stock. The maximum number of shares that may be issued under the plan is 200,000. The number of shares of common stock reserved for issuance under the plan will automatically be increased on the first day in January of each calendar year, beginning in calendar year 2004, by an amount equal to the lesser of (i) 3% of the total number of shares of the Company’s common stock outstanding on the last trading day in December of the preceding year (ii) the lesser of 40,000 shares of the Company’s common stock or such amount as determined by the Company’s board of directors.

PROVIDE COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to June 30, 2003 and pertaining to September 30, 2003  and the three months ended September 30, 2002 and 2003 is unaudited)

(in thousands, except share and per share data)

In September 2003, the Company’s board of directors approved the 2003 Stock Incentive Plan for issuance of stock options and stock purchase rights to employees, directors, and consultants, to be effective upon the signing of the underwriting agreement for the Company’s initial public offering. Upon effectiveness of the Plan, the options under the predecessor 1998 and 1999 plans will be transferred to the 2003 plan, and no further options will be granted under the predecessor plans. In addition, the Company has reserved 3,000,000 shares of common stock for issuance under the 2003 plan in addition to the number of shares to be carried over from the 1998 and 1999 plan. The number of shares of common stock reserved for issuance under the 2003 plan will automatically be increased on the first day in January each calendar year, beginning in calendar year 2004, by an amount equal to the lesser of (i) 3% of the total number of shares of the Company’s common stock outstanding on the last trading day in December of the preceding year (ii) the lesser of 625,000 shares of the Company’s common stock or such amount as determined by the Company’s board of directors.

In November 2003, the Company’s board of directors approved a Deferred Compensation Plan to be effective on January 1, 2004. The deferred compensation plan is an unfunded non-qualified plan for the benefit of non-employee directors and highly compensated employees of the Company. The plan permits participants to defer receipt of certain compensation, as well as certain income for stock option exercises. In addition, the Company may elect to make a matching contribution to any or all of the participants in an amount of fifty percent (50%) of the participants deferred annual base salary or annual bonus, but in no event shall the matching contributions exceed ten percent (10%) of the participant’s annual base salary or ten percent (10%) of the participant’s annual bonus.

In November 2003, the Company’s board of directors approved a Supplement Executive Retirement Plan (the “SERP”) to be effective on January 1, 2004. The SERP is an unfunded non-qualified plan for the benefit of certain designated management and highly compensated employees of the Company. Participants under the plan will be due a benefit upon early or normal retirement, disability, death or other termination of employment based on the number of years of service to the Company, the participants final average compensation and reduced by amounts paid under the Deferred Compensation Plan. Amounts due under the plan will be paid in equal installments over 15 years commencing at normal retirement (age 65). If an ordinary benefit commences prior to normal retirement, the participant will receive the actuarial equivalent of his or her vested benefit at normal retirement, generally to be paid over 15 years.

In December 2003, the Company effected a 1-for-3.037716 reverse stock split. The accompanying financial statements give retroactive effect to the reverse stock split for all periods presented.

provide-commerce.

Proflowers.com

www.proflowers.com

CHERRY MOON FARMS

www.cherrymoonfarms.com

Uptown PRIME

www.uptownprime.com

4,334,000 Shares

Common Stock

PROSPECTUS

SG Cowen

Roth Capital Partners

Morgan Keegan & Company, Inc.

December 17, 2003

Until January 11, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.